Follow-Up Materials

06013029

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Italian Thai Development Public Co Ltd

*CURRENT ADDRESS

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4299 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/2/06

82-4299

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

AR/S
12-31-05

Annual Report

2005



CONTENTS

CORPORATE INFORMATION

Company Name	ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
Type of Business	Contractor: Civil and Infrastructure Construction and Development
Head Office	2034/132-161 Italthai Tower, New Petchburi Road, BangKapi, HuayKwang, Bangkok 10320, Thailand
Registration No.	0107537000939 (Bor. Mor. Jor. 340)
Telephone	+66 (0) 2716-1600
Facimile	+66 (0) 2716-1488
Home Page	www.itd.co.th
Email Address	cccs@itd.co.th
Registered Capital	Baht 4,193,678,180 (Four Thousand One Hundred and Ninety Three Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty)
Paid up Capital	Baht 4,193,678,180 (Four Thousand One Hundred and Ninety Three Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty)
Ordinary Shares	Shares 4,193,678,180 (Four Thousand One Hundred and Ninety Three Million, Six Hundred and Seventy Eight Thousand, One Hundred and Eighty)
Par Value	Baht 1.00 (Baht One)
Register of Common Stock	Thailand Securities Depository Co., Ltd.
Address	62 The Stock Exchange of Thailand Building, Rachadapisek Road, Klongtoey, Bangkok 10110
Telephone	+66 (0) 2359-1200-1
Facimile	+66 (0) 2359-1262-3
Auditor	Mr. Ruth Chaowanagawi and/or Mrs. Nonglak Phumnoi, a certified auditor No.3247 and 4172
Address	Ernst & Young Office Limited, 33rd Floor, Lake Rajada Office Complex, 193/136-137 New Rachadapisek Road, Bangkok 10110
Telephone	+66 (0) 2264-0777
Facimile	+66 (0) 2264-0790
Legal Advisor	- None -
Financial Advisor	- None -
Management Advisor	- None -

SUMMARY OF FINANCIAL INFORMATION

Financial Statement of The Company Only

Description	Unit	2005	2004	2003
Total Assets	Million Baht	**33,817**	30,322	20,658
Capital	Million Baht	**4,194**	3,739	3,739
Shareholder's Fund	Million Baht	**16,851**	11,506	10,416
Sales	Million Baht	**25,459**	20,201	12,586
Net Profit after Tax	Million Baht	**1,262**	1,218	921
EPS	Baht	**0.30**	0.33	2.46
Book Value	Baht	**4.02**	3.08	27.86
Par Value	Baht	**1**	1	10
DPS	Baht	**0.06**	0.07	0.50
DPS x 100 / EPS	%	**20**	24	20

Financial Statements of Consolidated

as of 31st December	Unit	2005	2004	2003
Total Assets	Million Baht	**42,412**	36,079	25,350
Total Liabilities	Million Baht	**25,240**	24,429	14,843
Total Shareholder's Equity	Million Baht	**17,171**	11,650	10,507
Revenues from construction services	Million Baht	**37,985**	30,454	17,920
Total Revenues	Million Baht	**38,995**	31,047	18,330
Profit before taxes and other expenses	Million Baht	**2,427**	2,151	1,895
Net Profit	Million Baht	**1,262**	1,218	921

Financial Ratios and Results of Operation of the Company and its Subsidiaries for 3 years

	2005		2004		2003	
	Consolidated	**The Company only**	Consolidated	The Company only	Consolidated	The Company only
Current Ratio						
Current Ratio	**1.19**	**1.17**	1.16	1.03	1.47	1.49
Quick Ratio	**0.53**	**0.45**	0.50	0.42	0.63	0.66
A/R Turnover	**4.57**	**4.02**	4.90	3.68	2.95	2.53
Collection Period	**78.75**	**89.63**	73.49	97.91	122.23	142.20
Inventory Turnover	**18.50**	**30.89**	16.81	30.41	14.39	32.11
Return on Sales	**19.46**	**11.65**	21.41	11.84	25.02	11.21
A/P Turnover	**4.33**	**4.54**	4.39	4.55	3.27	3.49
Payment Period	**83.05**	**79.26**	81.92	79.04	110.21	103.06
Cash Cycle	**15.15**	**22.02**	12.98	30.70	37.04	50.35
Profitability Ratio						
Gross Profit (%)	**6.39**	**6.68**	7.06	6.93	10.57	6.13
Net Profit (%)	**3.24**	**4.96**	3.92	6.03	5.02	7.31
Return on Equity (%)	**8.76**	**8.90**	10.99	11.11	9.24	9.31
Efficiency Ratio						
Return on Assets (%)	**3.22**	**3.94**	3.96	4.78	3.72	4.53
Return on Fixed Assets (%)	**20.00**	**22.60**	23.83	22.98	21.90	22.26
Assets Turnover	**0.99**	**0.79**	1.01	0.79	0.74	0.62
Financial Ratio Analysis						
Debt to Equity	**1.47**	**1.01**	2.10	1.64	1.41	0.98
Interest Coverage	**5.31**	**6.41**	12.51	2.98	15.19	4.83
Dividend Payout Ratio	**19.94**	**19.94**	24.11	24.11	20.31	20.31
Data per Share and Growth Ratio of Business						
Growth Ratio						
Total Assets (%)	**17.55**	**11.56**	42.32	46.74	5.05	3.34
Total Liabilities (%)	**3.32**	**(9.83)**	64.58	83.73	0.90	(3.61)
Revenues from Construction Services (%)	**24.73**	**24.98**	69.94	60.21	(14.80)	(11.58)
Cost of Services (%)	**25.63**	**25.32**	76.61	58.85	(15.03)	(9.29)
Net Earning (%)	**3.65**	**3.65**	32.25	32.25	(85.47)	(85.47)
Data per Share						
Book Value	**4.09**	**4.02**	3.12	3.08	28.10	27.86
EPS	**0.30**	**0.30**	0.33	0.33	2.46	2.46
Dividend per Share	**0.06**	**0.06**	0.07	0.07	0.50	0.50

The Company has retained its leading position in the Thai civil and infrastructure market. It has also successfully entered the civil infrastructure construction market in India following its acquisition of a majority shareholding in ITD Cementation India Limited (formerly Skanska Cementation India Limited) early in 2005.

Consolidated net profit has risen to Bt 1,261.99 million in 2005, with the Company's operations profit alone being Bt 2,318.23 million, a rise of 27.43% over the profit result for 2004. Total backlog stands at Bt 41,178.63 million as at 31st December 2005.

The Thai Government's recent announcement a Bt 1,700 billion budget for an infrastructure mega-projects development programme extending from 2005 through to 2010 which suggests a continued improvement in revenue returns in future periods. ITD's intends participating in these potential mega-projects, including:

- the Bangkok Mass Transit Development Plan which aims to extend the services of the rail mass transit system and improve its accessibility and efficiency in order to be the new alternative transportation mode for people in the near future;
- the Deep Sea Port Development Project which comprises the construction of Land Bridge connecting Pak Bara Port to Pattani Deep Sea Port, an industrial complex and a petroleum products pipeline in order to develop the new distribution channel to the Middle East, Africa, and Europe through the Andaman Sea;
- the Logistic and Integrated Rail Transportation System Development comprising track doubling, track rehabilitation, construction of chord lines and the new network expansion; and
- the Water Resource Management for solving water shortage problem in Chao Praya basin by construction of the Hytgyi Hydropower Project and Salween River toBhumibol Reservoir diversion.

The keynote projects for the Company in 2005 were:

- in Thailand, the Suvarnabhumi (New Bangkok) International Airport which is scheduled for opening in June 2006.
- in Thailand, Baan Eua-Arthorn Housing 100,000 housing units, scheduled for completion in December 2009.
- in Philippines, Suyo-Cervantes Road Section , scheduled for completion in January 2009.
- in Taiwan, the Nankang Interchange Station in downtown Taipei, scheduled for completion in 2009.
- in Laos, the Nan Theum II hydro-electric dam, scheduled for completion in 2009.
- in Dubai, UAE, the Palm Jumeirah Crescent Development, scheduled for completion in July 2007.
- in India, the Kol Dam, scheduled for completion in 2008, Bengal Corridor Development, NH-31 (schedule completion 31 December 2008); and also
- in India in joint venture with ITD Cementation India Limited, NH-25 Package EW-II (MP2) (schedule completion 20 March 2008) and NH-76 Package EW-II (RJ-4) (schedule completion 6 December 2008) all for the National Highway Authority of India.

Other major projects commenced or continuing in 2005 include highway projects in India and the Philippines, mining operations in Thailand and Myanmar, BMA Flood Protection Tunnel Project, Sport Complex at Nakorn Ratchasima, Area A3 Development Project Laem Chabang, Ground Improvement for the 3rd Runway. Major projects committed to commence in 2006 and provide a significant work load for the next 2 to 3 years include 20 projects in Thailand and 5 projects outside Thailand.

The Thai Government announce in December 2005 its plans for mega project developments under its "Thailand Partnership for Development". ITD will actively pursue these mega projects, particularly those related to mass transit systems, water resources management and waste water management, in all of which ITD has extensive capabilities and experience. These are traditional construction activities of the Company and are being actively targeted to ensure the Company receives its share of these projects.

Private sector investment is also increasing modestly, especially in the areas of new housing, condominiums, commercial buildings, new factories and industrial plants. Contracts underway in the private sector include:

- River Side Garden Marina
- Domus Residential Condominium
- Kerry Siam Seaport Berth Extension
- New Amari Orchid Hotel
- King Power Complex
- J.J. Mall

During 2005 the Company completed the development, commissioning and commenced continuous operation of a cement plant in Saraburi Province. The computer controlled pre-cast concrete building component factory completed in late 2004 in Pathumthani Province continues to support of the Baan Eua-Arthorn Housing Project. These plants have been operating at full design capacity. The pre-cast panel demands of the Baan Eua-Arthorn Project will necessitate the expansion of the existing pre-cast concrete factory at the Company's Wihan Deang Industrial Complex in Saraburi Province.

To meet the anticipated demands of the Thai Government's mega projects, the Company is identifying potential technological and financial partners to meet these future demands in a timely manner, not only to ensure that the resources are available when required, but are available at commercially competitive prices. Ongoing staff training in the latest business and project/construction management techniques and technologies is aimed at continually improving the Company's competitiveness and cost efficiency to maximise the Company's returns to staff, employees and shareholders.

In India, the success of the Company's acquisition of 80.48% of the shares of Skanska Cementation India Limited, since renamed ITD Cementation India Limited ("ITD Cem"), on 26th May, 2005 at the cost of Rs 161.76 is reflected in that company's share price rising to Rs 745.15 at 1st February 2006. Since the acquisition if ITD Cem, has been awarded 24 contracts valued at Rs 17.074 billion, increasing that company's total backlog year end to year end 2005 by 87.6%. In establishing joint ventures between ITD and ITD Cem, ITD is developing a strong presence in India and ITD Cem are now able to tender for projects that were previously beyond their resource capacity.

Elsewhere internationally, the Company continues to target the Asian region, extending in an arc from Taiwan, though the Philippines, Indonesia, Cambodia, Laos, Myanmar, Bangladesh, and Maldives. The Company is presently exporting its expertise in highway and bridge construction to Philippines and India, dam construction to India and Laos, mining operations and mine facilities to Myanmar and India and buildings in Dubai. Ongoing and/or completed international projects in Taiwan, Philippines, Laos, Cambodia, Vietnam, Myanmar, and Dubai and India have contributed approximately 24.23% to the Company's revenues for 2005, and revenues from international operations in 2006 are projected to increase 30% over those from international operations in 2005.

The increase in Company's international activity has afforded many staff an unprecedented opportunity for career development. The enthusiasm they have shown is both appreciated and reflected in the success of those international projects.

The Directors of the Company recognise and appreciate the expertise, loyalty and dedication of all staff and employees that continues to contribute greatly to the success of the Company. The Directors are convinced those same attributes will ensure the ongoing growth and profitability of the Company in the coming years for the benefit of the Company's employees, staff and the shareholders.


CHAIRMAN
Pol. Lt. Chatrachai Bunya-Ananta
BOARD OF DIRECTORS
AUDIT COMMITTEE
PRESIDENT
Mr. Premchai Karnasuta
MANAGER (INTERNAL AUDITOR)
Mr. Withit Ouaysinprasert
SENIOR EXECUTIVE VICE PRESIDENT
EXECUTIVE VICE PRESIDENT
Mr. Kaiwan Pavarajarn
VICE PRESIDENT (TECHNICAL & ESTIMATE)
Mr. Atipat Kaivalchatchaval
MANAGER (COMPUTER CIVIL DESIGN)
Mr. Prinya Supanugoolsamai
SENIOR EXECUTIVE VICE PRESIDENT
SPECIAL PROJECTS BUSINESS & TECHNICAL DEVELOPMENT
VICE PRESIDENT (ENGINEERING COST ANALYSIS)
Mr. Sompop Pinijchai
MANAGER (PROJECT BUDGETING ANALYSIS & CONTROL)
Mr. Nantachai Nontananant
SENIOR EXECUTIVE VICE PRESIDENT
SPECIAL PROJECTS INTERNATIONAL PROJECTS
EXECUTIVE VICE PRESIDENT
Mr. Tawee Changpetch
VICE PRESIDENT (PROJECTS)
Mr. Taweesilp Pattanakitchamroon
VICE PRESIDENT (PERSONNEL & LEGAL)
Mr. Kasin Pongsuwan
VICE PRESIDENT (ENGINEERING PROCUREMENT & GENERAL PURCHASING)
Mr. Prasart Kosarussawadee
MANAGER (ADMINISTRATION)
Mr. Jakkaphan Udthayananond
VICE PRESIDENT (MARINE)
Mr. Anan Amarapala
MANAGER (STEEL FABRICATION BID & BUSINESS DEVELOPMENT)
Mr. Peter Bow
MANAGER (TECHNICAL & CONSTRUCTION)
Mr. Somsak Nualyai
MANAGER (TURNKEY DESIGN GROUP)
Mr. Nuttawood Sirinuntananon
DIRECTOR & SENIOR EXECUTIVE VICE PRESIDENT
VICE PRESIDENT (FINANCE)
Mr. Chatichai Chutima
VICE PRESIDENT (ITD GROUP OF COMPANIES & CONTRACT ADMINISTRATION)
Mrs. Pienghathai Pongsuwan
VICE PRESIDENT (ACCOUNTING)
Mrs. Mathanee Vanichapol
VICE PRESIDENT (SALARY)
Mrs. Orapin Thongsamutr
VICE PRESIDENT (L/C & IMPORT)
Mrs. Nararat Vallasiri
VICE PRESIDENT (COMPUTER)
Mr. Woravudh Hiranyapaisansakul
VICE PRESIDENT (COST CONTROL & CORPORATE SERVICES)
Mr. Woravudh Hiranyapaisansakul
VICE PRESIDENT (INSURANCE)
Mr. Thanu Suvarnin
MANAGER (TRAINING)
Mrs. Natalita Suansamnieng
MANAGER (SPARE PART PURCHASING)
Mr. Surasak Leelavorakul
SENIOR EXECUTIVE VICE PRESIDENT
SPECIAL PROJECTS BUSINESS & TECHNICAL DEVELOPMENT RESEARCH & DEVELOPMENT
VICE PRESIDENT (PROJECTS)
Mr. Thanin Bumrungsap
Dr. Nattawuth Udayasen
SENIOR EXECUTIVE VICE PRESIDENT
SPECIAL PROJECTS
VICE PRESIDENT (PROJECTS)
Mr. Turdtam Pongpatana
VICE PRESIDENT (EQUIPMENT CONTROL)
Mr. Somkiat Wattanalaowit
MANAGER (MAINTENANCE CENTER)
Mr. Damrong Ngamsangiam

NATURE OF BUSINESS

History, Changes and Important Developments in Previous Year

The Company was founded on the 15th August 1958, having a registered capital of Baht 2,000,000 under the name "ITALIAN-THAI DEVELOPMENT CORPORATION LIMITED" (ITD). The founders, Dr. Chaijudh Karnasuta (a Thai) and Mr. Giorgio Berlingieri (an Italian) had the objective to establish a Thai construction company.

The Royal Seal of The Garuda was awarded to the Company by His Majesty the King on December 23rd,1985. The Royal Seal of the Garuda is the highest and most honourable achievement under the Royal Patronage of His Majesty the King.

The Company registered as a Public Company Limited on March 24th, 1994 and was listed on the Stock Exchange of Thailand on August 9th, 1994.

The Company has achieved an excellent performance with high quality work for private clients and government authorities. The Company's high standard of construction quality has been recognized by the Company being awarded ISO 9000, ISO 9001 and ISO 9002 certification for the following:

- Italian-Thai Industrial Complex at Wiharn Daeng District, Saraburi Province.
- Steel Fabrication Facilities at Samut Prakarn Province
- Steel Fabrication Facilities at Wiharn Daeng District, Saraburi Province.
- Bangkok Mass Transit System Project.
- Metropolitan Rapid Transit System Project.
- Laem Chabang Port Phase 2, Section 1 Project.
- SRT Track Doubling Project: Baan Phachi Junction to Map Kabao and Baan Phachi Junction to Lopburi Station Project.

During the period of 4th September 2001 to December 2002, the Company's operations were conducted under a Business Reorganization Plan and the Central Bankruptcy Court ordered the termination of the Business Rehabilitation Process of the Company on 16th December 2002.

2nd April 2004	The Annual General Meeting of Shareholders No.1/2004 resolved to increase the registered capital from Baht 3,738,678,180 to Baht 4,593,678,180 and to approve the change of the par value of the ordinary shares from Baht 10 per share to Baht 1 per Share.
8th April 2004	The Company changed the par value of the ordinary shares from Baht 10 per share to Baht 1 per share.
9th April 2004	The Company increased the registered capital from Baht 3,738,678,180 to Baht 4,593,678,180.
17th-19th January 2005	The Company offered, domestically and internationally, the 455,000,000 newly issued ordinary shares to the public.
24th January 2005	The Company registered the change of the paid-up capital from Baht 3,738,678,180 to Baht 4,138,678,180 after offering the 400,000,000 newly issued ordinary shares at the par value of Baht 9.80
10th February 2005	The Company registered the change of the paid-up capital from Baht 4,138,678,180 to Baht 4,193,678,180 after allocating the over-allotment of shares, numbering 55,000,000 shares to the person being allotted shares at the discretion of the Lead Underwriter.

Business of Company - Italian-thai Development Public Company Limited Only

At present, the business operations of ITD involve in 9 major categories:

1. Buildings
2. Industrial Plants
3. Pipelines and Utility Works
4. Highways, Railways, Bridges and Expressways
5. Airports, Ports and Marine Works
6. Dams, Tunnels and Power Plants
7. Mining
8. Steel Structures
9. Telecommunications

The Thai Government could not progress the implementation mega-projects in line with its plan due to environmental concerns, political troubles, and indistinct requirements for project financing. Consequently, big investment plans have been aborted or delayed, except those for the Baan Eua-Arthorn Projects, one of major ongoing projects of the Company, which is to provide affordable housing for low income earners, and requires continuous construction to meet the high demand.

Private sector investments have shown signs of growth, especially the expansion of factories, sea ports, shopping malls, and office buildings. However, the Company's primary focus is on the Government's projects in which the Government is trying to attract domestic and foreign investors to join the Baht 1,800 billion 5 year plan for mega-projects called "Thailand: Partnership for Development".

In intense competition in the Thai construction industry has decreased the profitability of the Company's local operations so the Company is seeking more international business opportunities by concentrating on East Asia, South-East Asia, South Asia, and the Middle East. Major projects currently being undertaken abroad are the Nankang Underground Station Project in Taiwan, Nam-Theun 2 Hydro-Electric Project in Laos PDR, Kol Dam Project in India, Ho Chi Minh City Water Environmental Project, Condominium & Resort of Palm Laguna Project in Dubai, United Arab Emirates, and acquisition of Skanska Cementation India Ltd (SCIL), and Indian construction contractor, to expand the Company's construction base and increase business opportunities in the region.

Airports

During past 4-5 year, the Company together with its partners, Takenaka Corporation and Obayashi Corporation, operating as the ITO Joint Venture and IOT joint venture has undertaken the construction for Suvarnabhumi International Airport including Passenger Terminal Building and Concourse Building for with worth Bt 36,600 million, Airfield Pavement Contract with the value of Bt 7.4 billion, 2 km underground Subway Station underneath the Terminal Building valued at Bt 6 billion, and other infrastructure works. The Company delivered the main contracts work in September 2005 and will continuously deliver additional works until June 2006, scheduled official opening of the airport. The Company is proud to be main contractor to accomplish the construction for Suvarnabhumi International Airport which is expected to be a regional aviation hub. For this project, there remains the major works to construct Phase II which now depends on the Government's policy to proceed continuously or not.

Buildings

The projects the Company completed this year included The Bangkok (Sup Road), 3 buildings of 8 storey condominiums worth Bt 191 million, 8 stories of residential building on Rama 9 Road worth 164 million, Baan Eua-Arthorn apartment buildings at Bangchalonge, Prachanivate, Songprapha, Sethakij 3 with total worth of Bt 830 million. The Baan Eua-Arthorn Project, providing affordable housing for low income earners, has been approved to launch in many areas with the overall value of Bt 45,000 million. Therefore, in order to improve capability in producing pre-cast concrete for these projects, the Company has invested more than Bt 600 million in two new factories and equipment to support the construction of these projects.

Other projects which commenced in 2005 include the Sport Complex Nakornratchasima worth Bt 1,950 million, Riverside Garden Marina worth Bt 748 million, King Power Complex worth Bt 1,607 million, Jatujak Mall Project worth Bt 348 million, Condominium & Resort of Palm Lagoona Project in United Arab Emirates approximately worth Bt 1,401 million. Other projects undertaken include The New Head Office Building of The Bank of Thailand, Domus Residence Condominium, Q House Lumpini, Suvarnabhumi Airport Hotel Project and others having total value of more than Bt 6,000 million.

Highways, Expressways, Railways and Bridges

Cconstruction projects to mitigate traffic problems in Bangkok are necessary proceed urgently. The Company is undertaking the Royally initiated East Corridor Project Section 2 worth Bt 195 million which has progressed to be 94% complete, an Overpass at Junction Route No. 304 and 3202 (KM.8) Ramindra Road worth Bt 208 million which is 71% complete, the Kaset Underpass Project worth Bt 350 million which is 57% complete, 5 U-Turn Bridges on Bangna-Trad Road worth Bt 193 million which are 85% complete, and the Access A&E (Overpass From Keingkeaw Road to Suvarnabhumi Airport) worth Bt 415 million which is 23% complete. Projects commenced this year include the Roadwork Project (Phutthamonthorn 2) from Petchakasem to Southern Local Road worth Bt 915 million, Bus Rapid Transit Route 1 (Nawamin-Kaset-Morchit) worth Bt 638 million, and the Bridge Over Chao Phraya River at Bangkhuwat worth Bt 921 million.

Outside Thailand, the Company has completed the construction of the Major Bridge and Approach Road across the Rupsa River with the contract value of USD 77.4 million. The Company is undertaking the Southern Leyte Road Project in the Philippines, with a contract price of Peso 1,031 million. In a joint venture with Shimizu Corporation, the Company is undertaking the construction of the Connection Road and Border Control Facilities for the Second Mekong International Bridge with the contract value of ¥ 726 million. About 90% of this work has been completed. Furthermore in Philippines, the Company will commence Suyo-Cervantes Road Section Project worth Peso 1,164 million.

Most railway works undertaken during 2005 were track maintenance activities for the State Railway of Thailand ("SRT") including the Track Changing between Jira-Kradonkor Junction worth Bt 175 million, and the Production and Procurement of Concrete Sleepers and its Equipment for 3 Routes worth Bt 377 million. These two projects are expected to wholly complete within February 2006.

The State Railway of Thailand has a clear policy to launch more track doubling projects starting with the 78 km long Chacheongsao-Sri Racha-Laem Chabang Route which is worth more than Bt 5,000 million. Other routes will be launched at the appropriate time. Working for the State Railway of Thailand is a main focus of the Company because of the Company's capabilities and experience provide it with a significant advantage over its competitors and this work generates a reasonable return.

Industrial Plants

The Company has completed Government projects including the construction of a 150,000 m^3 per day Waste Water Treatment of BMA and the extension of Bangkhen Water Treatment Plant for Bangkok Metropolitan Water Work. Completed private projects include The Medical Device Manufacturer in Rayong, the Bottle Factory in Ayutthaya, QCP Pond Expansion Project, 500 kV Transmission Line for Electricity Plant at Pluakdaeng and the Waste Water Treatment Plant in Eastern Industrial Estate Phase 2. Ongoing projects, which are mostly subcontract works, include the civil works of Coal Fired Power Plant (BLCP) worth Bt 537 million, BLCP Power Plant Concrete Chimney Project worth Bt 174 million and the construction of a 2,500 tons per day Cement Plant at Saraburi worth Bt 485 million.

Mining

The Company continued its long term contract coal mining and overburden removal operations at Mae Moh Mine Phase 5 in Thailand (2000 to 2009) with contract value of Bt 11,357 million and Mawtaung Coal Mining in Myanmar (1998 to 2008) with contract value of Bt 1,668 million. These projects were respectively 56% and 76% complete at year end. The Company also has a Bt 780 million of contract (2005-2014) to produce and deliver limestone to EGAT for use in the Sulfur Dioxide eradicating process of Mae Moh Power Plant

Pipelines and Utility Works

The Company, together with Nippon Steel Corporation, completed work with contract value of Bt 1,167 million on a dedicated aviation fuel pipeline from Lumlukka, Pratumthani to the Suvarnabhumi (New Bangkok) International Airport for Thai Petroleum Pipeline Co., Ltd. in December 2005. The Company also completed the installation of Trunk Main and Related Works for Bangkok Metropolitan Water Work Contract No. 705 worth Bt 157 million and construction of the Bt 506 million Collection System (Zone 1) Project within the first quarter of 2005. The urgent project to solve the water shortage problem in the Eastern Region by the installation of a water pipeline from Tubma-Klongnamhoo-Maptaphut Raw Water Pipeline Project with contract value of Bt 58 million was completed on October 2005.

The Company, with Nishimatsu Construction Co., Ltd., working together as the IN Joint Venture are undertaking the construction of BMA Flood Protection Tunnel Project with the contract value of Bt 2,158 million. The project was 56% complete at year end and is due for completion in July 2007. The installation of water pipeline and related works associated with with 8 bridge construction projects for BMA has progressed to 95% complete.

In Vietnam, the Company is undertaking the Ho Chi Minh City Water Environmental Project with contract value of ¥ 900 million. This project is scheduled to complete within January 2008. The Company expects this project to be a pilot project for business expansion in Vietnam, a country requiring extensive infrastructure development.

Ports, Jetties, River Protection, Dredging and Reclamation, Marine Works

The Rehabilitation of Sihanoukville Port Project being undertaken by the Company and Penta-Ocean Corporation with contract value of USD 27 million has been completed. The Project Owner has decided to continue immediately with Phase 2 with contract value of USD 10 million upon the completion of Phase 1.

The Protection of Shore Erosion for 16.2 km along the shore line of the Gulf of Thailand under a Bt 377 million contract was completed on October 2005. This pilot project used a special material for sand bags, which if successful, the Marine Department will use in other similar projects in the Gulf of Thailand.

Projects related to the construction or expansion of ports will continue to grow to meet the demand for ship transportation, for example Area A3 Development Project, Laem Chabang worth Bt 1,309 million, Kerry Siam Seaport Berth Extension worth Bt 490 million and the Aow Po Jetty, Phuket worth Bt 119 million.

Dams and Hydro-Electric Power

The Company with Nishimatsu Construction Co., Ltd. working together as the ITD-NCC Joint Venture is undertaking the construction of Nam Theun 2 Hydro Electric Project in Laos PDR with contract value of Bt 14,569 million. This project, scheduled to complete within 2009 and 17% complete at year end of 2005, is a cooperation project between Thailand and Laos PDR to sell 95% of the electricity produced to EGAT to reduce the electricity shortage problem in the north-eastern region of Thailand.

In India, the Company is undertaking the construction of Kol Dam 800MW Hydro Electric Power Project worth Rupee 7,269 million. This project is scheduled to complete within September 2008 and at the year end of 2005 was 22% complete. These 2 projects will generate significant income for the next 3-4 years.

Mass Rapid Transit Systems

In Taiwan, the Company, in joint venture with Evergreen Construction Co., Ltd., is constructing the Nankang Underground Station Project in downtown Taipei under a contract valued at NTD 11,223 million. At the end of 2005 it was 26% complete and is expected to complete within June 2009.

The Government plans to invest in Mass Rapid Transit Systems projects in Bangkok including red line, purple line, orange line, yellow line, pink line, and also the expansion of BTS in order to mitigate traffic problems. If the Government commences bidding, the Company expects to be awarded many contracts because the Company's demonstrated capabilities and experience will provide an advantage over its competitors.

Steel Fabrication

The structural steel for Main Terminal Building and Concourse Building of Suvarnabhumi International Airport and Structural Steel and Steel Fabricated Tank for Sepon Copper Project worth Bt 180 million were both completed during 2005. Ongoing projects include Steel Structure Work at Preheater Tower at TPCC Project worth Bt 57 million, the 8 Flyover Bridges of Bangkok Metropolitan Authority worth Bt 1,629 million, Steel Structure Work at Nakorn Ratchasima Sport Complex worth Bt 70 million. The Company's structural steel fabrication facilities at Wihan Daeng, Saraburi province and Taiban, Samut Prakarn province provided important support to ITD's projects. The production of both factories in 2005 was about 14,800 tons per year. Recently, the Company is lowest price bidder in the Flyover Bridge at Lumsali with contract value of Bt 1,700 million but it is delayed in contract signing due to additional design and budgeting problems of BMA. However, if the contract is signed, it will require 9,000-10,000 tons of steel structure.

Telecommunications

Recently, the Company has signed a contract to install a 24 core Optical Fiber Cable for the Provincial Electricity Authority (PEA) in North-Eastern and Upper Southern areas of Thailand with the contract value of Bt 370 million, the 115 KV Submarine Cable Extension to Kho Samui worth Bt 894 million, and the Design, Supply, Installation and Commissioning of Transmission Equipment SDH worth Bt 39 million.

Outside Thailand

The Company has invested in India by taking over Skanska Cementation India Ltd. (SCIL), a listed company on Stock Exchanges in India that operates in the same construction sectors as the Company, and then changed its name to ITD Cementation India Ltd. India is ten times larger than Thailand and its infrastructure construction industry is expected to grow rapidly to upgrade and significantly expand the existing infrastructure, so ITD Cementation will provide an important business base to expand market penetration within India. In addition, ITD is continuing the construction of the Kol Dam Project worth Indian Rupee 7,269 million and due for completion in 2008.

In the Philippines, the Southern Leyte Road Project continued and the Suyo-Cervantes Road Section Project Peso 1,164 million was commenced. The political and financial situation in Philippine has resulted in major delays to many projects for which the bidding process has been postponed.

In Taiwan, the Company, in joint venture with Evergreen Construction Company Ltd., is constructing the Nankang Underground Station Project in downtown Taipei under a contract valued at NTD 11,223 million. The Company is presently studying the feasibility of many new projects in Taiwan.

The Rehabilitation of Sihanoukville Port Project, undertaken by the Company and Penta-Ocean Corporation, has been completed. The Project Owner has decided to launch Phase 2 with contract value of USD 10 million immediately after the completion of Phase 1.

At the long-term concession for coal mining in Myanmar being undertaken by the Company, it has found that the quality of coal varies significantly so the Company has to blend the various qualities to provide a consistent quality for use. The Company is presently seeking new mining areas to request additional concessions.

In Lao PDR, the Company commenced the large scale Nam Theun 2 Hydro-Electric Project which is now 17% complete and expected to complete within 2009. The Connection Road for the Second Mekong International Bridge in Suvannakhet province is ongoing and expected to complete within March 2006. Significant additional works to this project are presently under negotiation. The mine facility works for the Sepon Copper Project were completed to the satisfaction of Project Owner. This has resulted in invitation for price estimation of the next development phase.

The Company's target is to expand its business outside Thailand, so it is focusing on more mega-project opportunities such as the utility projects being tendered in Vietnam, the construction of a Thai Embassy in New Deli, mass transit system concession in Mumbai and Hyderabad, an expressway project in Hyderabad and other projects for infrastructure, expressways, and mass transit systems in East Asia, South-East Asia, South Asia, and Middle-East. Success on international business expansion will significantly increase the Company's returns and recognition thoughout the region.

Major Shareholders

Name and Holding as at 31st January 2006

Name	Holding	
	Number of shares	% of shares
1. Mr. Premchai Karnasuta and family	904,263,350	21.56
2. Mrs. Nijaporn Charanachitta and family	582,943,640	13.90
3. Thai NVDR Co., Ltd.	283,820,847	6.77
4. STATE STREET BANK AND TRUST COMPANY	192,232,384	4.58
5. CHASE NOMINEES LIMITED 1	171,511,400	4.09
6. Mrs. Bhilaichit Reongpithya and family	107,153,500	2.55
7. HSBC (Singapore) Nominees Pte Ltd.	90,565,618	2.16
8. HSBC BANK PLC-CLIENTS GENERAL A/C	63,876,300	1.52
9. BANQUE INTERNATIONALE A LUXEMBOURG	52,114,500	1.24
10. FORTIS GLOBAL CUSTODY SERVICES N.V.	47,117,200	1.12

Management

1. MANAGEMENT STRUCTURE

The executive structure of the Company is made up of three boards, namely the Board of Directors, the Audit Committee and the Board of Management.

1.1 Board of Directors

Authority and Responsibility:

1. The Board of Directors has the overall authority and responsibility to direct, manage and supervise the operations of the Company, all in accordance with the Law, the regulations of the Company and the resolutions of the Shareholders of the Company.
2. Pursuant to the Company's regulations, the Board of Directors has the authority to decide upon and oversee the operations of the Company, except for the following assignments that shall only be executed with the consent of a meeting of the Shareholders of the Company:
   - Matters the Law stipulates shall only be performed upon the resolution of the Shareholders of the Company;
   - Certain business matters as stipulated by the Stock Exchange of Thailand; and
   - Buying or selling of assets having a value equal to or greater than fifty percent (50%) of the total value of the assets of the Company as stipulated by the Stock Exchange of Thailand.

Members of the Board of Directors:

Name	Position
1. Pol. Lt. Chatrachai Bunya-Ananta	Chairman
2. Mr. Premchai Karnasuta	Director
3. Mrs. Nijaporn Charanachitta	Director
4. Prof. Dr. Mingsarn Kaosa-ard*	Independent Director
5. Dr. Krisorn Jittorntrum	Independent Director
6. Mr. Boonmee Pisanuwongse	Director
7. Mr. Pathai Chakornbundit	Director
8. Mr. Yuthachai Charanachitta	Director
9. Mr. Tawatchai Suthiprapha**	Director
10. Mr. William Lee Zentgraf**	Independent Director

Remark: * Prof. Dr. Mingsarn Kaosa-ard resigned on July 31, 2005

** Mr. William Lee Zentgraf and Mr. Tawatchai Suthiprapha have been appointed to be the directors, by the resolution of the shareholder's meeting, on April 20, 2005.

Entering into Connected Transactions/Acquisitions/Disposition of Assets of the Company

In case the Company or its subsidiaries (a company in which a listed company directly or indirectly holds shares in an amount exceeding 50 percent of the paid-up capital of such a company) decides to enter into a transaction which is a connected transaction or a transaction concerning the acquisition or disposition of assets of the Company or its subsidiaries, as defined in the Notification of the Securities Exchange of Thailand, the Company shall follow the rules and procedures in that Notification. In addition, if the Company has to approve a decision to enter into such transactions, a resolution of the Shareholders' Meeting must consist of at least three-fourths (3/4) of the total votes of Shareholders attending the meeting and having the right to vote, excluding interested the Shareholders' equity.

1.2 Audit Committee

Authority and Responsibility:

1. Oversee the financial reports of the Company with regard to accuracy, sufficiency and reliability.
2. Oversee the internal control system of the Company to ensure it is appropriate, efficient and effective.
3. Consider, select and appoint the Independent Auditor of the Company.
4. Oversee the compliance with all applicable laws and statutory requirements by the Company.

5. Oversee the prevention of conflicts of interest.
6. Prepare Audit Committee's Audit report for publication in the Annual Report of the Company.
7. Act on other manners as directed by the Board of Directors.

Members of the Audit Committee:

Name	Position
1. Pol. Lt. Chatrachai Bunya-Ananta	Audit Committee Chairman
2. Prof. Dr. Mingsarn Kaosa-ard*	Audit Committee Member
3. Dr. Krisorn Jittorntrum	Audit Committee Member
4. Mr. William Lee Zentgraf**	Audit Committee Member

Remark: * Prof. Dr. Mingsarn Kaosa-ard resigned on July 31, 2005

** Mr. William Lee Zentgraf has been appointed to be the Audit Committee Member, by the resolution of the shareholder's meeting, on April 20, 2005.

1.3 Board of Management

Authority and Responsibility:

1. Determine ultimate goals and operational direction of the Company to accord with the current and forecast economic and market conditions.
2. Determine policies and procedures for the operation of the Company.
3. Determine the policy, consider and decide on the selection of relevant projects in which the Company should participate, tender and execute.
4. Consider and approve the appointment, transfer and discharge of staff of division head level and above.
5. Consider and approve the adjustment of salaries, wages and remuneration, including consideration and recognition of employee meritorious service.
6. Appoint a person or persons to act on behalf of the Board of Management for any assignment.
7. Consider and approve expenditure on buying assets and other expenses of the Company.
8. Review, consider and comment on all matters related to Company operations.
9. Review, consider and comment on all matters involving the performance of the Company's various operating segments and direct and control their management to ensure efficient, economical and well timed operation, including compliance with all contractual obligations to clients.
10. Undertake all Company affairs not delegated to other Company segments.
11. Undertake all other matters as directed by the Board of Directors.

Members of the Board of Management:

Name	Position
1. Mr. Premchai Karnasuta	President
2. Mrs. Nijaporn Charanachitta	Senior Executive Vice President
3. Mr. Boonmee Pisanuwongse	Senior Executive Vice President
4. Mr. Pathai Chakornbundit	Senior Executive Vice President
5. Mr. Tawatchai Suthiprapha	Senior Executive Vice President
6. Mr. Wira Bunduwongse	Senior Executive Vice President
7. Mr. Somchai Thamrongwang	Senior Executive Vice President
8. Mr. Kaiwan Pavarajarn	Executive Vice President
9. Mr. Tawee Changpetch	Executive Vice President
10. Mr. Anan Amarapala	Vice President (Marine)
11. Mr. Turdtam Pongpatana	Vice President (Project)
12. Mr. Thanin Bumrungsap	Vice President (Project)
13. Dr. Nattawuth Udayasen	Vice President (Project)
14. Mr. Sompop Pinijchai	Vice President (Engineering Cost Analysis)

Name	Position
15. Mr. Chatichai Chutima	Vice President (Finance)
16. Mrs. Pienghathai Pongsuwan	Vice President (ITD Group of Company & Contract Administration)

2. SELECTION OF DIRECTORS AND MANAGEMENT

The incumbent Board of Directors performs the initial selection and evaluation of candidates for vacated or newly created positions on the Board of Directors and for all senior management positions within the Company. Candidates are selected on the basis of their qualifications, knowledge, experience and competency for the role they are to fulfill. The incumbent Board of Directors' preferred candidate for any vacant or new directorship shall be nominated to the shareholders at a Shareholders' Meeting for approval by a majority of the Shareholders attending the said meeting and eligible to vote. The Board of Directors shall appoint their preferred candidate for all senior management positions.

3. REMUNERATION OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE, BOARD OF MANAGEMENT AND MANAGEMENT STAFF

See details in item 4.9 of Corporate Governance hereunder.

4. CORPORATE GOVERNANCE PRACTICE REPORT 2005

4.1 The Policy of Corporate Governance

In recognition of the importance that good corporate governance is an essential factor in creating a value-added and efficient organization in which stakeholders will be confident, the Board of Directors has approved and officially announced the "ITD Corporate Governance Handbook" which collects the philosophies, policies, and code of conduct for the corporate governance for the Company. It provides the guidelines and progress reporting requirements for corporate governance practices that lead to the ongoing evaluation and improvement of the Company's procedures. This Handbook is available on the Company's intranet and website (http://www.itd.co.th).

In 2005, the Board of Directors updated the Corporate Governance Policy to suit the evolving situation and the principles and best practices of good corporate governance. They add the Policy on Occupational Safety, Health and the Working Environment to the Corporate Governance Policy of the Company to encourage all parties to decrease the risks of construction activity which might affect to the safety of employees, communities, and environment.

Furthermore, the Company has conducted its operations according to the "Corporate Governance Action and Monitoring Plan", to ensure the practical use of good corporate governance.

4.2 Rights of the Shareholders and the Shareholders Meeting.

The Company has established "the Policy of the Rights and Equality of the Shareholders" which is the good practice to ensure the rights and equality of the shareholders. The said Policy and measures are published on the Company's website.

The Company has organized fair Shareholders Meetings which facilitated equitable rights among shareholders and arranged the various steps for the meetings, calling for the meeting, dispatching documents, notifying of the meeting agenda, and the minutes of the shareholders meeting, according to legal requirements.

The Company has determined to hold the Ordinary Meeting of Shareholders one time a year within 4 months after fiscal year ended. In 2005, the Company has held the Ordinary Meeting of Shareholders No. 1/2005 on 20 April 2005 at 14.45 am.

The Company prepared the meeting agenda, invitation notice with supporting documents in March 2005. The agenda followed was:

1) To consider and certify the Minutes of the Annual General Meeting of Shareholders No.1/2004.
2) To consider and acknowledge the 2004 operations result.
3) To consider and approve the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2004.
4) To consider and approve the allocation of partial profits as legal reserve.
5) To consider and approve the payment of a dividend for 2004 accounting period.
6) To consider and approve the appointment of new directors in place of directors retiring from office by rotation, the appointment of an additional director and an independent director, the director's authorities, and the determination of the remuneration for the Board of Directors.

7) To consider and approve the appointment of new Audit Committee members in place of those members retiring from office by rotation, the appointment of an additional Audit Committee member, and the determination of remuneration for the Audit Committee.
8) To consider and approve the appointment of auditors and the determination of the auditors' remuneration.
9) To consider and approve a decrease of the Company's registered capital.
10) To consider and approve an amendment of Clause 4. of the Memorandum of Association of the Company in line with the decrease of the registered capital of the Company.
11) To ratify the completed conduct of the Board on the investments in Italthai Marine Co., Ltd., Thai Pride Cement Co., Ltd., and Skanska Cementation India Limited.

The meeting agenda, invitation notice, details of the agenda items, proxy guide, and the meeting procedure and guideline were all approved by the President and the Board of Directors in order to ensure that the shareholders had sufficient and complete information for the making of voting decisions and to understand the proxy method and meeting procedure to maintain their rights.

The Company announced the Shareholders Meeting on its website 30 days in advance and delivered the meeting invitation notice, together with details of the agenda and supporting documents, 7 days prior to the Shareholders' Meeting so that Shareholders had a reasonable time to thoroughly study the documents before the meeting. Additionally, the Shareholders could make enquiries about the meeting agenda before the meeting to Corporate Services Department on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail to cccs@itd.co.th.

The Company facilitated the Shareholders participation in the said meeting by using a venue at the Company's Headquarters. The shareholders could register to participate the meeting and check the accuracy of necessary documents in the 2 hour period before the meeting started. The proxies of many shareholders could send proxy documents to the Company for checking via facsimile on any day before the meeting day.

At the beginning of the meeting, the Chairman advised the Shareholders of the method of vote casting, the right to make enquiries and to express their opinions on each agenda item. The meeting proceeded smoothly with the presence of 481 Shareholders and/or their proxies holding in total 2,396,420,640 shares (representing 57.14% of total shares). All proposed agenda items were approved by the Shareholders. The Company made a proper record of all vote counting, questions, and comments from Shareholders at the meeting to ensure transparency. The Shareholders also had an equal opportunity and reasonable time to make enquiries and to express their opinions.

The Company made the Minutes of the Shareholders Meeting with clarity and published them on website so that Shareholders unable to attend the meeting could learn the meeting proceedings and approvals.

4.3 The Rights of the Stakeholders

The Board of Directors recognizes the rights of all stakeholders such as shareholders, employees, customers, partners, business competitors and general public. They have therefore conducted the business of the Company in accordance with "The Policy of Stakeholders Treatment", announced in 2004, as presented in the "ITD Corporate Governance Handbook" displayed on the Company's internet website. The Company has also paid attention to communication with all stakeholders in order to exchange information, opinions, and advice for sustainable profit sharing. Any stakeholder who is treated unequally or unfairly by the Company, Directors, Management and staff is able to complain at the Corporate Service Department on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@itd.co.th.

To foster harmonious stakeholder relations the Company has, for:

1. **Shareholders:** The Company has strived to achieve growth for the long term profits and allocate partial profits as a dividend. The Company has also disclosed complete, true, and timely information.
2. **Employees:** The Company has realized the importance of staff as the main mechanism to promote continuous growth. The Company rewarded them by paying a bonus and improved their welfare and securities, for example the establishment of a pension fund, providing healthcare service, supporting the scholarships for employee's children who have good study performance, offering the urgent loan, and improving the environment of their workplace.

   The Company recognizes safety and hygiene as being critical in all construction activities to ensure the safety and well being of employees and others. Accordingly, the Company's Policy on Occupational Safety, Health, and Working Environment is a guideline for all construction units to practice. Construction units are required to prepare and implement a Safety Plan, establish a Site Safety Committee, and recruit the Safety Officers who have responsibilities to prevent and investigate any accidents. The Safety Committees and Safety Officers provide safety promotion activities, for example, safety training, risk analysis and assessment, safety assessment activities such as examining fire fighting equipment, inspection of machinery and equipment according to requirements for safety and compliance with relevant laws, fire extinguishment and escape practice, and training on safety laws and risk control. The Company is accredited to be a Safety Officer Training Unit from the National Institute for the Improvement of Working Conditions and Environment, Department of Labor Protection and Welfare to train employees on safety and appoint them to be Safety Officers. Construction units are required to monitor and evaluate the implementation of the policies and action plans relating safety and then report the evaluation results and advice on safety, and the cause, remedy, and prevention of accidents to the Department of Labor Protection and Welfare every quarter.

In 2005, employees participated in a total of 20 training programs, with 46 classes attended by 2,108 participants covering:

- General Employees: training to enhance and improve the employee's potential with 11 programs including "Leadership Development", "Healthcare by Natural Treatment", "Team Work and Team Efficiency Enhancement Techniques", "Team Development and Teamwork for Success", "Work Assignment, Ordering, Coaching, and Monitoring Techniques", "Planning, Controlling, and Monitoring Techniques", "The Technique of Working with the Boss", "Personality Improvement for Working", "Filing Management", "Management Skill Development for Chief Accountants" and "Orientation Day for New Staff".
- Operational Employees: training operational employees to provide knowledge necessary for working on construction sites comprises 6 programs including "Risk Analysis and Assessment at Construction Sites", "Accident Filing by Supervisors and the Meetings of the Safety Officer", "Safety Officer at the Level of Foreman", "Safety Officer at the Level of Basic Work", "Bridge Construction/Methodology and Terminology, Construction Chemicals Technologies" and "Visual Education at Suvarnabhumi Airport Construction Site".
- Support Employees: training support employees to know their role and standardize their performance according to requirements of the Company. It comprises 3 programs, including the "Chief Accountant Program", "Fundamental Knowledge of Store Working", and "The Annual Meeting of Store Officers, 2005".

Additionally, many construction units, such as the Baan Eua-Arthorn Project, Italian-Thai Industrial Complex at Wihan Daeng, and the Samut Prakarn Steel Fabrication Shop, have established comprehensive training programs themselves in order to improve their labour skills.

In 2005 the Company held a Sports Day to celebrate the 50th Anniversary of the Company and to promote unity and harmony of the employees.

3. **Customers:** The Company has provided good quality and a high standard of construction service with out complaint.
4. **Partners and Creditors:** The Company always works to abide by its agreements with all partners and creditors.
5. **Business Competitors:** The Company always competes in government and private sector bidding with honesty, knowledge and transparency.
6. **General public:** The Company emphasizes occupational safety, health, and working environment management in order to prevent the community and the environment from suffering the effects of construction activities. The construction units of the Company, therefore, have to control and take care of their working environment, for example the prevention of oil leakage to soil and water, waste water treatment, bad-smell control, vibration control, dust treatment, garbage collection and disposal and an energy saving campaign.

In case members of the community make any complaint to the Company that they are being affected by the construction activities of the Company, Company representatives have find out the facts, solve any problems and explain their actions and provide clear understanding to the affected community promptly.

The Company supports education by offering a scholarship to the Kritanusorn Foundation under Royal Patronage every year and also to offer scholarships with educational stationery to schools on many occasions.

4.4 Leadership and Vision

1. The Board of Directors:

The Board of Directors has participated in development and approval of visions, missions, targets, and strategies for the Company. The Board of Directors monitors the progress toward these objectives. In addition, the Board of Directors has emphasized the effective operation of the internal control system, internal audit process, and management of business risks for ensuring business success.

Authority and Responsibility:

1. The Board of Directors has the overall authority and responsibility to direct, manage and supervise the operations of the Company, all in accordance with the law, the regulations of the Company, and the resolutions of the Shareholders of the Company.
2. Pursuant to the Company's regulations, the Board of Directors has the authority to decide upon and oversee the operations of the Company, except for the following assignments that shall only be executed with the consent of a meeting of the Shareholders of the Company:
   - Matters the Law stipulates shall only be performed upon the resolution of the Shareholders of the Company;
   - Certain business matters as stipulated by the Stock Exchange of Thailand; and
   - Buying or selling of assets having a value equal to or greater than fifty percent (50%) of the total value of the assets of the Company as stipulated by the Stock Exchange of Thailand.

In 2005, The Board of Directors has started to do the annual self assessment the effectiveness of their performances and this assessment will be conducted every year.

The Directors of the Company have passed the Institute of Directors training programs as follows:

Mrs. Nijaporn Charanachitta	- Director Certification Program (DCP)
Mr. Boonmee Pisanuwongse	- Director Accreditation Program (DAP)
Mr. Pathai Chakornbundit	- Director Certification Program (DCP)
Mr. Yutachai Charanachitta	- Director Certification Program (DCP) - Director's Registration System and Director Manual. - Direct Finance the Skill Update Program for Director
Mr. Tawatchai Suthiprapha	- Director Accreditation Program (DAP)

2. The Board of Management:

The Board of Management has, in accordance with the Board of Directors' strategic policies, the authority and responsibility to:

- Determine the ultimate goals and operational direction of the Company to accordance with the current and forecast economic and market conditions.
- Determine policies and procedures for the operation of the Company.
- Determine the policy, consider and decide on the selection of relevant projects in which the Company should participate, tender and execute.
- Consider and approve the appointment, transfer and discharge of staff of division head level and above.
- Consider and approve the adjustment of salaries, wages and remuneration, including consideration and recognition of employee meritorious service.
- Appoint a person or persons to act on behalf of the Board of Management for any assignment.
- Consider and approve expenditure on buying assets and other expenses of the Company.
- Review, consider and comment on all matters related to Company operations.
- Review, consider and comment on all matters involving the performance of the Company's various operating segments and to direct and control their management to ensure efficient, economical and well timed operation, including compliance with all contractual obligations to clients.
- Undertake all Company affairs not delegated to other Company segments.
- Undertake all other matters as directed by the Board of Directors.

4.5 Conflict of Interest

The Company has an established policy to manage conflict of interest and has implemented measures to prevent the internal abuse of confidential or privileged information. The said policy and measures are published on the Company's intranet and website.

1. List of possible conflicts of interest

The Board of Directors know the rules and requirements relating to conflicts of interest between related business entities. Where such conflicts have arisen they are shown in the table of Related Party Transactions and in all cases have been addressed in accordance with the Stock Exchange Regulations such that prices and conditions of procurement are the same as would apply in normal third party "arm's length" transactions. The Related Party Transactions table provides details of the parties concerned, contract value, reason/ necessity for relationship and is set out in Form 56-1.

2. Inside Information Control

The Company has implemented measures to prevent the internal abuse of confidential or privileged information by limiting its distribution to top executives and Company officers on a "need to know" basis until it is released publicly. Employees are also advised of the confidential nature of the information and the restrictions applying to its use, including a prohibition on the purchase or sale of Company securities on the basis of such confidential information. Staff who failed to practice according to these rules would be penalized under the Company's rules and regulations. Furthermore, senior executives have the duty to report their holdings and each transaction of purchase, sale or transfer of their security holdings in the Company to the Securities Exchange Commission. Such requirement is considered an important measure to effectively help control the use of the inside information.

4.6. Code of Ethical Conduct

The Company has announced a code of ethical conduct for the Board of Directors, Management and Staff to perform their duties with honesty and integrity for the Company and every group of stakeholders. The said code of conduct is published on the Company's intranet and website.

The Company promotes the code of ethical conduct, and the employees' rules and regulations among all new staff on their orientation day. The management must be the model of good practice and also be responsible for proper care of all staff and subordinates to make sure that they all observe and practice strictly in accordance with the code of ethical conduct.

4.7 Balance of Non-Executive Directors

The Board of Directors consists of 9 members who are knowledgeable and have diverse experiences which are of benefit to the Company. The Directors are classified as follows:

Executive Director	5 Directors (55.6%)
Non-Executive Director	1 Directors (11.1%)
Audit Committee	3 Directors (33.3%)

Each director has been able to express their opinions independently regarding the operation of the Company and its annual strategic plan, without intervention, for the benefit of all Shareholders and other stakeholders. In addition, the structure of the Board includes 3 independent directors, amounting to 1 in 3 of the total number of directors on the Board, and they were appointed as the Audit Committee. The Chairman of the Audit Committee was also appointed as the Chairman of the Board of Directors, thereby providing balance of power and proper verification of the operation.

The present independent directors are:

Pol. Lt. Chatrachai Bunya-Ananta

Dr. Krisorn Jittorntrum

Mr. William Lee Zentgraf

The Company has defined "Independent Directors" in compliance with rules and regulations of the Securities and Exchange Commission and the Stock Exchange of Thailand as follows:

- Holding not more than 5 percent of voting shares of the Company, its affiliated and/or associated companies or shall be a related person (including related person under Section 258 of the Securities and Exchange Act).
- Not being a director, management, employee, staff or advisor who receives a regular salary of the Company, its affiliated and/or associated companies or shall be a related person and must have resigned from the said positions for more than a year.

- Has no direct or indirect benefit or interest in the finance and management of the Company, and its affiliated and/or associated companies or shall be a related person who lacks independence.
- Not being close relative of any management or major shareholder of the Company, its affiliated and/or associated companies and is not appointed to oversee the benefit or interest of any director or major shareholder.

4.8 Separation of Function Positions

The Chairman of the Board of Directors is an independent director and is not the same person as the President (managing director) for the checking and balancing of the management of the Company.

The authorities of the Chairman and the President are clearly defined and separated, as follows:

The Chairman Taking the role as the leader of the Board of Directors and the Chairman the Directors Meetings and Shareholders Meetings.

The President Taking the role as the leader of the Board of Management and being authorized by the Board of Directors to direct and control the management staff for the achievement of the Company's goals.

4.9 Remuneration of Directors and Management Staff

1. Remuneration of Directors

The Company has determined the Remuneration of Directors clearly and transparently based on comparable industry levels and for the efficiency required of supervising Directors. Directors assigned to be the Audit Committee receive additional remuneration for full discharge of their Audit Committee duties. In any case, the amount of remuneration to be paid to directors must be finally approved by a meeting of the shareholders.

2. Remuneration of the Board of Management

The remuneration of the Board of Management members follows the principles and policy determined by the Board of Directors and depends on the corporate and individual achievement.

3. Remuneration in the year 2005

(A) Remuneration in Cash

(i) Remuneration of Directors:

Directors	Position	Remuneration amount (Baht/year)
Pol. Lt. Chatrachai Bunya-Ananta	Chairman the Board of Directors	700,000
	Chairman of Audit Committee	490,000***
Mr. Premchai Karnasuta	Director	550,000
Mrs. Nijaporn Charanachitta	Director	550,000
Dr. Krisorn Jittorntrum	Independent Director	550,000
	Audit Committee	380,000***
Prof. Dr. Mingsarn Kaosa-ard*	Independent Director (April-July)	183,333
	Audit Committee (April-July)	155,000***
Mr. William Lee Zentgraf**	Independent Director (May 05- March 06)	550,000
	Audit Committee (May 05- March 06)	270,000***
Mr. Boonmee Pisanuwongse	Director	550,000
Mr. Pathai Chakornbundit	Director	550,000
Mr. Tawatchai Suthiprapha**	Director	550,000
Mr. Yutachai Charanachitta	Director	550,000
Total		6,578,333

Remark: * Prof. Dr. Mingsarn Kaosa-ard resigned on July 31, 2005

** Mr. William Lee Zentgraf and Mr. Tawatchai Suthipratha have been appointed to be the directors, by the resolution of the shareholder's meeting, on April 20, 2005.

*** Meeting Fee and Incentive

(ii) Remuneration of the Board of Management

The sixteen members of the Board of Management received, in total, remuneration amounting to Baht 64,000,000 for the full discharge of their respective duties.

The Company contributed an amount equal to two percent (2%) of the salary of those members of the Board of Management and management staff of the Company who are members of the Registered Provident Fund.

(B) Other Remuneration of Directors

- None -

4.10 The Directors Meetings

The Board of Directors scheduled regular meetings every three months. The meeting agendas clearly state the matters for acknowledgement or approval. The Company serves the meeting notices, including the agenda and attached documents, on each Director at least 7 days in advance of the meeting so that they have enough time to review and study them. Normally, each meeting takes about 2 to 3 hours. The Chairman allotted adequate and appropriate time for discussion in all agenda items prioritized in terms of significance.

The Minutes of Meeting are prepared in writing and filed after inspection by the executives and Directors. All such documents are duly signed by the Directors and they are available for review by any interested persons.

In 2005, five Board of Directors' Meetings were held. Attendance by each and all of the members of the Board was as follows:

Name	Number of attendance/total number of meeting (times)
Pol. Lt. Chatrachai Bunya-Ananta	5/5
Mr. Premchai Karnasuta	5/5
Mrs. Nijaporn Charanachitta	5/5
Dr. Krisorn Jittorntrum	5/5
Prof. Dr. Mingsarn Kaosa-ard*	3/3
Mr. William Lee Zentgraf**	4/4
Mr. Boonmee Pisanuwongse	5/5
Mr. Pathai Chakornbundit	5/5
Mr. Tawatchai Suthiprapha**	4/4
Mr. Yutachai Charanachitta***	4/5

Remark: * Prof. Dr. Mingsarn Kaosa-ard resigned on July 31, 2005

** Mr. William Lee Zentgraf and Mr. Tawatchai Suthiprapha have been appointed to be the directors, by the resolution of the shareholder's meeting, on April 20, 2005.

*** Mr. Yutachai Charanachitta could not participate meeting no.4/5/2005 dated May19,2005 because of doing business abroad.

4.11 Subcommittees

The Board of Directors appointed the Audit Committee as the subcommittee to assist with the corporate governance of the Company.

The present members of the Audit Committee are as follows:

Pol. Lt. Chatrachai Bunya-Ananta	Chairman (Independent Director)
Dr. Krisorn Jittorntrum	Director (Independent Director)
Mr. William Lee Zentgraf	Director (Independent Director)
and the Manager of Internal Audit	Secretary of the Audit Committee

The Audit Committee has the authority to decide upon and oversee the operations for the following assignments:

- Oversee the financial reports of the Company with regard to accuracy, sufficiency and reliability.
- Oversee the internal control system of the Company to ensure it is appropriate, efficient and effective.
- Consider, select and appoint the Independent Auditor of the Company.

- Oversee the compliance with all applicable laws and statutory requirements by the Company.
- Oversee the prevention of conflicts of interest.
- Prepare an Audit Report for publication in the Annual Report of the Company.
- Act on other matters as directed by the Board of Directors.

The Audit Committee held 5 meetings during the year 2005. Agendas were sent to the Committee members to study at least 7 days in advance and all members of the Committee attended the meetings, all of which required 2-3 hours. Conclusions regarding the performance of the Audit Committee are in the Report of the Audit Committee as included in this Annual Report of the Company.

The Company does not have a Remuneration Committee or a Nominating Committee. However the Board of Directors have set up a transparent procedure to determine appropriate levels of remuneration by comparison with other companies of similar size in the same industry group, and partly by the performance of the Company. The amount of remuneration to be paid to directors must be finally approved by a meeting of the shareholders.

The Company has also set up a transparent procedure to select the directors, although it does not have a Nominating Committee. In case any vacancy occurs in the Board of Directors by rotation, the Board of Directors and/or the shareholders will select the appropriate candidates, who are then appointed by a meeting of shareholders in the following manner:

1. Each shareholder has as many votes as he/she owns shares.
2. When electing directors, they may be elected one at a time or in group. With each election, however, the principle of article (1) above must be followed. No voter may divide his/her votes among several candidates or allot to one candidate fewer votes than what he/she has.
3. The candidates receiving the highest votes shall be appointed to be directors respectively until the number of directors of the Company, or the number of directors to be elected at such election is reached. If two or more candidates receive an equal number of votes, then the Chairman of the meeting shall cast his tie-breaking vote to decide the matter.

At the Annual General Meeting of the Shareholders, one third of the directors shall retire. If their number is not evenly divisible by three, then the number to be replaced must be the number closest to one third. Those who have served longest in their present positions as directors are the first to be replaced. However, any retired director might be selected as a candidate for the next term.

In case any vacancy occurs in the Board of Directors other than by rotation, the Board of Directors shall elect a person who has the qualifications and who is not disqualified under the law to be the director as replacement at the following meeting of the Board of Directors, unless the remaining term is less than 2 months. New directors shall be supported by a vote of not less than 3/4 of remaining directors and be in office for the remaining term of the directors whom they replace.

4.12 Internal Control and Internal Audit Systems Policy

The Company has established an effective internal control system to enable the appropriate conduct of its business or work activity environments in conjunction with the internal audit. The management of internal control system is based on international standards under five principal elements as follows:

1. Control Environment

- Determining clear and measurable policies, goals and direction of the Company as well as providing supervision of business activities to meet the targets.
- Issuing the Business Ethics Policy and Employee's Code of Conduct to guide executives, committees and employees of all levels for their proper and due conduct. In this regard, the Company through its public relations will provide awareness of the high value of honesty and integrity.
- Setting an organizational structure with clear and appropriate command lines and scope of responsibilities. At present, the construction business is rapidly expanding, thus, the Company needs to adjust itself to the situation by appointing assistants to each supervisory director for better supervision and effectiveness of project performance.
- Providing specific job descriptions and work manuals for the employees as a tool for performance of duties and prevention of overlapping or omission of works.

- Organizing training based on the Annual Human Resources Development Plan pursuant to Company's policies by using a competency system to promote and improve the capabilities of the executives and employees.
- Establishing the Audit Committee whose duties and responsibilities are to supervise activities and duties in compliance with assignments by the Company Board of Directors.
- Implementing an Internal Audit Division, as the Company realizes that the internal auditing is an important mechanism for the effective internal control. The audited worksites will realize and increase their prudence in their job performance.

2. Evaluation of Risk Management

It is essential to study and understand the potential risks from internal and external factors to reasonably ensure prevention of the related damages or mistakes. Alternatively, if the damages or mistakes actually occur, the impact thereof shall be within acceptable levels. The risk management must be conducted continuously and regularly to monitor actual exposures at any time.

3. Control Activities

The Company has the policies, work plans and budgets, procedure, as well as control for achievements of its goals. The executives as well as all levels of staff should properly respond to them and shall not commit any misconduct against the intent of laws, regulations, rules or orders.

4. Information and Communications

- The Company efficiently provides essential and current information for its personnel performance. As to the executives, and all levels of employees, especially with regard to the accounting and financial information, the SAP system is used for linkage between the worksites and the head office.
- The communications between the executives and the work operators are operated for understanding and speed of work performances via electronic mail and intranet.
- Company's Corporate Service Department is responsible for investors relations, distribution of financial and general information as well as critical information which may have an affect on stock prices for investors or general public.

5. Monitoring Program

- The corporate Internal Audit Division inspects the operations and evaluates the internal control systems. They make reports thereof to the management and Audit Committee of Company. If there are any potential risks, the management shall determine control measures to systematically and continuously resolve the problems.
- The audited worksites receive recommendations to correct their performance or to increase stringent control measures. The Internal Audit Division of Company shall follow up, evaluate and report on the audit results to the management and Audit Committee of the Company on regular basis.
- The external auditors found that the internal control of Company is adequately appropriate and careful. They further found that no significant defects were found to effect against the Company.

4.13 Board of Directors' Report

The Board of Directors is responsible for the financial statements and related information contained in the Annual Report of the Company and its Subsidiaries. The said financial statements are prepared in accordance with the general accounting standards applicable in Thailand, using proper accounting policies, normal practices, careful judgment and good estimating to provide reliable and sufficient information in the notes accompanying the financial statements.

Effective internal controls are maintained by the Board of Directors to reasonably ensure the accounting information presented is accurate, complete and sufficient for maintaining the Company's assets and identifying weakness to prevent corruption or unusual or inappropriate activity. For this purpose the Board of Directors has appointed an Audit Committee, consisting of independent directors without operational management responsibilities, that is responsible for the quality of the financial report and the internal control systems. The Audit Committee's Report is included within the Company's Annual Report.

The Board of Directors confirms that the Company's internal control systems have performed satisfactorily and are confident of the credibility of the financial statements of the Company and its Subsidiaries as at December 31, 2005.

4.14 Investor Relations

The Board of Directors has been highly concerned to disclose sufficient, complete, reliable and timely information covering the Company's financial, important and general information which reflects the asset value and performance of the Company.

The Corporate Services Department has provided information and activity news directly to investors, shareholders, market analysis, the media and relevant authorities as well as through the Company's website at www.itd.co.th. They are able to handle communication with shareholders and facilitate investors and securities analysis on a fair and equitable basis and comply with the laws, rules and regulations of the Securities Exchange Commission and the Stock Exchange of Thailand. Interested parties requiring specific information can contact Corporate Services representatives on telephone +66 (0) 2716-1600 extension 3800-4, or by e-mail at cccs@itd.co.th.

In addition, during the 2005, the senior executives have disclosed financial/non-financial information and the business future of the Company and answered enquiries from investors, analysts, and interested persons as follows:

Activities	Sessions	Participants
One-on-one Meetings	30	66
Group Analyst Meetings	3	14
Quarterly Briefings	1	65
International Road show	5	Cannot specify number of participants

The significant information disclosed on the Company's website is as follows:

- The Summary of Financial Information and Financial Ratio (3 year latest)
- Annual Financial Statement (2 year latest) and Latest Quarterly Financial Statement
- Company News
- Annual Report

In case there are some frequent questions and answers, the Company will show them on Company's website.

5. HUMAN RESOURCES

5.1 Total Number of Employees as at 31st December 2005 = 30,368

5.2 Number of Employees by Major Category:

1. Categorized by job classification:

Engineers	=	1,172
Accountants	=	253
Administrators	=	230
General Employees	=	28,713
Total	=	**30,368**

2. Categorized by the Company's business categories (9 categories):

1. Buildings	=	9,372
2. Industrial Plants	=	1,959
3. Pipelines and Utility Works	=	728
4. Highways, Expressways, Railways and Bridges	=	3,345
5. Airports, Ports, Jetties, River Protection, Dredging & Reclamation, Marine Works	=	7,728
6. Dams and Tunnels	=	4,739
7. Mining	=	969
8. Steel Structures	=	693
9. Telecommunications	=	277
10. Head Office	=	558
Total	=	**30,368**

3. **Employee Numbers in Previous Years:**

Total number of employees at 31st December 2003	=	17,653
Total number of employees at 31st December 2004	=	22,977
Total number of employees at 31st December 2005	=	30,368.

4. **The Major Labor Disputes during the Past Three Years**

None

5. **Employee Skill Development Policy**

Because employee's skills are very important to the Company's performance, the Company provides training to develop staff skill for each competency: managers, project leaders, craftsmen and laborers. The training is separated into 3 fields:

- General Field focuses on developing staff skills in each competency. For example, Team Leading, Team Building and Team Spirit and Team Work and Effective Team Work.
- Operational Field provides new technology knowledge and skills in safety, such as creating cause of accident file for safety officers and taking care of construction project for engineers.
- Support Field educates staff to work in standardization.

For laborers, the Company has safety training to motivate them to work in the safest way.

Due to the importance placed on training and skill development by the Company, the Training Division operates in Head Office and at the major project sites e.g. Steel Fabrication Shop, Samutprakan Province and the Turnkey Project Office, Huamark. At the Company's Wihan Daeng Industrial Center (located in Wihan Daeng district, Saraburi Province) the Company has established a permanent training center providing technical and practice to employees, together with a Ministry of Labor and Social Welfare certified Skill Test Center. In the year 2005, the Company has conducted more than 20 training courses at a cost of more than 1 million Baht.

Experience of Board of Directors and Board of Management

1. **Pol. Lt. Chatrachai Bunya-Ananta** **Age: 73 years**

Education:

- B.A. Economicst Accountancy of Wales, UK
- Advanced Management Program Harvard University, U.S.A
- National Defense College Program, Bangkok

Chairman the Board of Director:

- Italian-Thai Development Plc.
- Board of Gevernors Bangkok Pattana School

Director:

- Italian-Thai Development Plc.
- General Prem Tinsulanonda Foundation
- Royal Orchid Sheraton Hotel
- Hon Advisor, Dusit Thani College
- Italian-Thai International Co., Ltd.
- Italian-Thai Land Co., Ltd.
- Boardmember, Dusit Thani Group
- Audit Committee Member, MBK Property and Development Company Limited

---

2. **Mr. Premchai Karnasuta** **Age: 51 years**

Education:

- Master of Business Administration, University of Southern California U.S.A
- B.S in mining engineering: Colorado School of Mines, U.S.A.

Director and President:

- Italian-Thai Development Plc.

Director:

- TT&T Plc.
- Bangkok Mass Transit System Plc.
- Siam Machinery and Equipment Co., Ltd.
- Asian steel Products Co., Ltd.
- Siam Concrete Bridge & Products Co., Ltd.
- Thai Maruken Co., Ltd.
- Palit Palangngan Co., Ltd.
- Praram 9 Square Hotel Co., Ltd.
- Chantaburi Farm Co., Ltd.
- Italthai Real Estate Co., Ltd.
- Italian-Thai Land Co., Ltd.
- Toyo-Thai Corporation Co., Ltd.
- Nipa Lodge Co., Ltd.
- Italthai Holding Co., Ltd.
- Italthai Marine Co., Ltd.
- Italthai Trevi Co., Ltd.
- PT Thailindo Bara Pratama Co., Ltd.
- Asian Steel Corporation Co., Ltd.
- Myanmar ITD Co., Ltd.
- ATO Asia Turn-out Co., Ltd.
- Siam Fiber Obtics Co., Ltd.
- Nhapralarn Crushing Plant Co., Ltd.
- Thai Pride Cement Co., Ltd.
- Bhaka Bhumi Development Co., Ltd.
- Italian-thai Scanska Lyndby Joint Venture
- ION Joint Venture
- ITD-NSC Joint Venture
- ITAC Joint Venture
- Charoong Thai Wire & Cable Plc.
- Chantaburi Country Club Co., Ltd.
- Lao Soft Drink Co., Ltd.
- Thai Nippon Steel Engineering & Construction Corp. Co., Ltd.
- Bangkok Steel Wire Co., Ltd.
- Khunka Palangthai Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- C.P.K. International Co., Ltd.
- Southern Industries (1996) Co., Ltd.
- Siam Pacific Holding Co., Ltd.
- Amari Co., Ltd.
- Amari Orchid Lodge Co., Ltd.
- Italthai Industrial Co., Ltd.
- Italthai Engineering Co., Ltd.
- Italian-Thai International Co., Ltd.
- Imperial Technology Management Services Co., Ltd.
- Palangthai Kaona Co., Ltd.
- MCRP Holding Corporation Co., Ltd.
- Italiant-Thai Gypsum Co., Ltd.
- Praram 9 Square Co., Ltd.
- Metropolitant Water & Services Co., Ltd.
- Thai Rent All Co., Ltd.
- MCRP Construction Co., Ltd.
- Amari Hotel & Resort Co., Ltd.
- Ando & Italian-Thai Joint Venture
- Thai Ando Italian-Thai Joint Venture
- ITD-EGC Joint Venture

3. **Mrs. Nijaporn Charanachitta** **Age: 54 years**

Education:

- M.B.A. (Finance), University of Wisconsin, U.S.A.
- B.A. (Faculty of Art), Chulalongkorn University

Chairman:

- Amari Hotel & Resort Co., Ltd.
- Thai Barge Container Services Co., Ltd.
- Sankyu - Thai Co., Ltd.

Director and Senior Executive Vice President:

- Italian-Thai Development Plc.

Director:

- The Oriental Hotel (Thailand) Plc.
- Charoong Thai Wire & Cable Plc.
- Thai Maruken Co., Ltd.
- Siam Concrete Bridge & Product Co., Ltd.
- Toyo-Thai Corporation Co., Ltd.
- Italian-Thai International Co., Ltd.
- Italthai Holding Co., Ltd.
- Italian-thai Land Co., Ltd.
- Italthai Trevi Co., Ltd.
- Italthai Real Estate Co., Ltd.
- Italian-Thai Gypsum Co., Ltd.
- Southern Industries (1996) Co., Ltd.
- Kunka Faifathai Co., Ltd.
- Palit Palanguan Co., Ltd.
- Chantaburi Farm Co., Ltd.
- Myanmar ITD Co., Ltd.
- Thai Pride Cement Co., Ltd.
- Turnkey Construction Development Co., Ltd.
- Asian Steel Products Co., Ltd.
- Pacific-Thai Electric Wire & Cable Co., Ltd.
- Chao Phraya Development Corporation
- ITAC Joint Venture
- Bangkok Mass Transit System Plc.
- Lao Soft Drink Co., Ltd.
- CPK International Co., Ltd.
- Thai Rent All Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- Siam Machinery & Equipment Co., Ltd.
- Bangkok Steel Wire Co., Ltd.
- Praram 9 Square Hotel Co., Ltd.
- Chantaburi Country Club Co., Ltd.
- Siam Pacific Holding Co., Ltd.
- ATO Asia Turn-out Co., Ltd.
- Bhaka Bhumi Development Co., Ltd.
- Napralan Crushing Plant Co., Ltd.
- Praram 9 Square Co., Ltd.
- Italthai Marine Co., Ltd.
- Holiday Villages (Thailand) Co., Ltd.
- Palangthai Kaona Co., Ltd.
- PT Thailindo Bara Pratama Co., Ltd.
- Khunka Palangthai Co., Ltd.
- Siam Sightseeting Co., Ltd.
- ITD-VIS joint venture

4. **Prof. Dr. Mingsarn Kaosa-ard*** **Age: 54 years**

Education:

- Ph.D. (Econ), The Australia National University

Independent Director:

- Italian-Thai Development Plc.

5. **Dr. Krisorn Jittorntrum** **Age: 52 years**

Education:

- Ph.D. Computing Research Group, Institute of Advance Studies, The Australia National University

Independent Director:

- Italian-Thai Development Plc.

6. **Mr. Boonmee Pisanuwongse** **Age: 68 years**

Education:

- B.Eng (Civil), Chulalongkorn University

Director and Senior Executive Vice President:

- Italian-Thai Development Plc.

Director:

- Thai Maruken Co., Ltd.
- Thai Pride Cement Co., Ltd.
- IDS Joint Venture
- I.C.C.T. Joint Venture
- Bhaka Bhumi Development Co., Ltd.
- ITD-NCC Joint Venture
- IN Joint Venture
- NWR, ITD, CNT & AS Joint Venture

7. **Mr. Pathai Chakornbundit** **Age: 63 years**

Education:

- B.Eng (Civil), Chulalongkorn University

Director and Senior Executive Vice President:

- Italian-Thai Development Plc.

Director:

- Charoong Thai Wire & Cable Plc.
- Thai Maruken Co., Ltd.
- Toyo-Thai Corporation Co., Ltd.
- Italian-Thai Gypsum Co., Ltd.
- Italthai Trevi Co., Ltd.
- ITD Cementation India Limited
- PT Thailindo Bara Pratama Co., Ltd.
- Palangthai Kaona Co., Ltd.
- Thai Pride Cement Co., Ltd.
- ITD-EGC Joint Venture
- IOT Joint Venture
- Myanmar ITD Co., Ltd.
- Mcquay (Thailand) Co., Ltd.
- Palit Palanguan Co., Ltd.
- Khunka Faifa Thai Co., Ltd.
- Thai Nippon Steel Engineering & Construction Co., Ltd.
- Bhaka Bhumi Development Co., Ltd.
- Khunka Palangthai Co., Ltd.
- Italthai Marine Co., Ltd.
- ITAC Joint Venture
- ITD-NSC Joint Venture
- Thai Ando & Italian-Thai Joint Venture

8. **Mr. Yuthachai Charanachitta** **Age: 27 years**

Education:

- Bachelor Degree in Economic Hamilton College, USA.

Director:

- Italian-Thai Development Plc.
- Italthai Industrial Co., Ltd.
- Amari Orchid Lodge (Pattaya) Co., Ltd.
- Chao Phraya Development Corporation Co., Ltd.
- Sakdi Sin Prasit Co., Ltd.
- The Oriental Hotel (Thailand) Plc.
- Italthai Engineering Co., Ltd.
- Muanjai Co., Ltd.
- Baan krating Co., Ltd.
- Riverside Auction House Co., Ltd.

9. **Mr. Tawatchai Suthiprapha**** **Age: 62 years**

Education:

- B.Eng (Civil), Chulalongkorn University

Director and Senior Executive Vice President:

- Italian-Thai Development Plc.

Director:

- ATO Asia Turn-Out Co., Ltd.
- ITD-VIS Joint Venture
- ITO Joint Venture

10. **Mr. William Lee Zentgraf**** **Age: 65 years**

Education:
- A.B. (cum laude) Harvard College

Independent Director:
- Italian-Thai Development Plc.

Director:
- The Oriental Hotel (Thailand) Plc.

11. **Mr. Tawee Changpetch** **Age: 60 years**

Education:
- B.Eng (Civil), Chulalongkorn University, Honour

Executive Vice President:
- Italian-Thai Development Plc.

12. **Mr. Weera Bunduwongse** **Age: 73 years**

Education:
- Patumwan Engineering College Cert. in Machanical Engineering
- Royal Irrigation Dept. Certificate

Executive Vice President:
- Italian-Thai Development Plc.

Director:
- PT Thailindo Bara Pratama Co., Ltd.

13. **Mr. Somchai Tumrongwang** **Age: 65 years**

Education:
- B.Eng (Civil), Chulalongkorn University

Executive Vice President:
- Italian-Thai Development Plc.

14. **Mr. Kaiwan Pawarajarn** **Age: 67 years**

Education:
- B.Eng (Civil), Chulalongkorn University

Executive Vice President:
- Italian-Thai Development Plc.

15. **Mr. Anan Amarapala** **Age: 59 years**

Education:
- B.Eng (Civil), Chulalongkorn University

Vice President (Marine):
- Italian-Thai Development Plc.

16. **Mr. Thanin Bumrungsap** **Age: 57 years**

Education:
- Master's Degree in Geotechnical Engineering, Asian Institute of Technology (AIT), Bangkok

Vice President (Project):
- Italian-Thai Development Plc.

17. **Dr. Nattawuth Udayasen** **Age: 56 years**

Education:
- Ph.D. University of Waterloo, Canada

Vice President (Project):
- Italian-Thai Development Plc.

18. Mr. Turdtrum Pongpattana — **Age: 56 years**

Education:

- B.Eng (Civil), Chulalongkorn University

Vice President (Project):

- Italian-Thai Development Plc.

19. Mr. Sompop Pinijchai — **Age: 48 years**

Education:

- M.B.A. (Finance), NIDA

Vice President (Cost Engineering Analysis):

- Italian-Thai Development Plc.

Director:

- Italthai Marine Co., Ltd.

20. Mr. Chatichai Chutima — **Age: 45 years**

Education:

- Master of Economic from Ohio University, U.S.A.

Vice President (Finance):

- Italian-Thai Development Plc.

Director:

- Siam Pacific Electric Wire & Cable Co., Ltd.
- ITD (SPV) Co., Ltd.

21. Mrs. Pienghathai Pongsuwan — **Age: 45 years**

Education:

- Master Degree - Management, Sasin Graduate Institute of Business Administration of Chulalongkorn University

Vice President (Finance):

- Italian-Thai Development Plc.

Remark: * Prof. Dr. Mingsarn Kaosa-ard resigned on July 31, 2005

** Mr. William Lee Zentgref and Mr. Tawatchai Suthiprapha have been appointed to be the directors, by the resolution of the shareholder's meeting, on April 20, 2005

NUMBER OF SHARES HELD BY ITD DIRECTORS AND DIRECTORS REMUNERATION

As at 31st January 2006

Name	Position	Share Amount As at 31st January 2006	Change during the year	Remuneration Baht
1. Pol. Lt. Chatrachai Bunya-Ananta	Chairman the Board of Directors	10,000	- 0 -	700,000
	Chairman of Audit Committee			490,000***
2. Mr. Premchai Karnasuta	Director	819,544,470	4,488,300	550,000
3. Mrs. Nijaporn Charanachitta	Director	462,653,640	2,488,300	550,000
4. Prof. Dr. Mingsarn Kaosa-ard*	Independent Director (April-July)	11,000	- 0 -	183,333
	Audit Committee Member (April-July)			155,000***
5. Dr. Krisorn Jittorntrum	Independent Director	- 0 -	- 0 -	550,000
	Audit Committee Member			380,000***
6. Mr. Boonmee Pisanuwongse	Director	- 0 -	- 0 -	550,000
7. Mr. Pathai Chakornbundit	Director	60,000	- 0 -	550,000
8. Mr. Yuthachai Charanachitta	Director	36,290,000	5,390,000	550,000
9. Mr. Tawatchai Suthiprapha**	Director	- 0 -	- 0 -	550,000
10. Mr. William Lee Zentgref**	Independent Director			
	(May 05-March 06)	- 0 -	- 0 -	550,000
	Audit Committee Member			
	(May 05-March 06)			270,000***

Remark: * Prof. Dr. Mingsarn Kaosa-ard resigned on July 31, 2005

** Mr. William Lee Zentgraf and Mr. Tawatchai Suthiprapha have been appointed to be the directors, by the resolution of the shareholder's meeting, on April 20, 2005

*** Meeting Fee and Incentive.

REPORT OF THE AUDIT COMMITTEE FOR THE YEAR 2005

The Audit Committee of Italian-Thai Development Public Company Limited was duly appointed by the resolution of the Company Board of Directors at their meeting on 26th March 2002 for three years term which expired on 25th March 2005. Consequently, The Board of Company Directors in their meeting on 20th April 2005 resolved that the appointment of three audit committee members be renewed and one new member be appointed. Thus, such 4 members of Audit Committee are as follows:

1. Pol. Lt. Chatrachai Bunya-Ananta	Audit Committee Chairman
2. Dr. Mingsarn Kaosa-ard	Audit Committee Member
3. Dr. Krisorn Jittorntrum	Audit Committee Member
4. Mr. William Lee Zentgraf	Audit Committee Member

Mr. Withit Ouaysinprasert serves as the secretary of the Audit Committee.

The Committee has performed their duties and responsibilities in accordance with the directions of the Board of Directors and in compliance with the requirements of the Stock Exchange ofThailand. In 2005, they held 5 Audit Committee Meetings, each of which was met by presence of all members. However, Dr. Mingsarn Kaosa-ard has submitted her resignation from the Audit Committee, effective as of 31st July 2005 as she is tied up with considerable responsibilities such that she cannot fully undertake her duties. However, there are three remaining independent members of Audit Committee still in compliance with the requirement of the Stock Exchange ofThailand. The principal activities undertaken by the Audit Committee in the year 2005 are as follows:

- Review and approval of the 2005 Annual Audit Plan prepared by the Company's Internal Audit Division.
- Verification of the audit operation and review of the audit reports prepared by the Internal Audit Division.
- Acknowledgement of the progress report on the remedying of mistakes in the performance of each worksite and making additional suggestions to enhance the suitability and carefulness thereof.
- Evaluation of the Company's internal control systems to ensure that the same are appropriate, adequate and effective.
- Review of risk management with regards to the prices of materials, i.e. steel, cement and oil, which were on the rise in year 2005 and also measures to cope with the direct impact.
- Review of the major construction projects, both in domestic and overseas, especially the Suvarnabhumi Airport Project whose deadline must be met in time.
- Review the acquisition of stock investment in Nawarat Pattanakarn Public Company Limited doing construction business.
- Review of the quarterly financial statements and annual financial statement for the year 2005, including the report of the certified public accountant of the Company as well as analysis of the financial status and Company's performance.
- Review of the connected transactions involving the Company to bring about transparency, elimination of any conflicts of interest, as well as proper and complete disclosure of the relevant information.
- Selection and recommendation of the certified public accountant for the Company to be approved by resolution of the shareholders meeting of the Company.

(Pol. Lt. Chatrachai Bunya-Ananta)
Chairman of the Audit Committee
Dated 2nd March 2006

MARKETING AND COMPETITION

Competition in the construction industry is intense due to a relative decline in the number of construction projects in recent years and the postponed bidding for the Thai Government's mega projects. New project awards are typically determined through a competitive bidding process after potential bidders pre-qualify to bid on a project, with the principal competitive consideration being the price of the conforming bid. This increase in competition for construction projects has led to price competition and a general decrease in contract prices, and hence margins.

Clients

The Company classifies its clients in two ways - by the type of client and by the location of client. The type of client is determined as public sector (including state-owned enterprises), or private sector. The location of the client is either domestic or international and is determined by where the work we perform for the client, ie in Thailand or outside Thailand. As of December 31, 2005, the public sector accounted for approximately 86.1% of the Company's backlog, while the private sector accounted for approximately 13.9%. Domestic clients accounted for approximately 55.1% of our backlog as of December 31, 2005, while international clients accounted for approximately 44.9%.

Backlog by Client Classification As of December 31,	2003	2004	2005
Public Sector Backlog	90.9	81.2	**86.1**
Private Sector Backlog	9.1	11.8	**13.9**
Total	100.0	100.0	**100.0**
Domestic	73.8	71.2	**55.1**
International	26.2	28.8	**44.9**
Total	100.0	100.0	**100.0**

Prior to the Asian financial crisis that began in 1997, the public sector accounted for approximately 60% of the Company's work with the remainder being for the private sector. During the Asian financial crisis, the Company experienced significant non-payment of amounts owed to it from its private sector property developer clients. As a result, and because the public sector has generally been more active than the private sector in the construction industry since the Asian financial crisis, the Company has focused on obtaining public sector work in Thailand and has been more active in pursuing public sector work outside of Thailand.

Partly because of the foregoing, as well as the Company's focus on large infrastructure projects, a substantial portion of the Company's work is attributable to a limited number of government enterprises. The Company generally targets large, high-profile contracts from public sector entities. As a result, at any point in time a small number of clients may account for a major portion of the Company's revenues and backlog. The Electricity Generating Authority of Thailand, the Bangkok Metropolitan Authority, the Bank of Thailand, the National Housing Authority and the New Bangkok International Airport Co., Ltd. together accounted for 47.34% of the Company's construction revenues in 2005 and 31.58% of its backlog as of December 31, 2005.

Competition

There are more than 570 companies operating in the construction business who are members of the Thai Contractors Association, including Thai companies, foreign companies and joint ventures between Thai and foreign companies. Competition is mainly based on price, but a key factor that affects the ability to price a bid competitively is the sourcing of materials. The fluctuation of the material prices has an impact upon the construction industry because the value of materials typically represents approximately 30% to 40% of the entire project cost. Other than the availability of materials, significant competitive factors include the expertise and experience of employees and subcontractors, as well as joint venture formation for technological support and business alliances.

Thai public sector agencies typically only allow contractors who meet certain criteria to bid for contracts. Construction contractors may be divided into classifications by level of expertise, technical knowledge and resource availability. Contractors who are classified in the highest level typically pre-qualify to bid for all types of contracts, while contractors who are not classified in the highest level are typically excluded from bidding on contracts which require higher levels of expertise and financial resources. The Company believes that many public sector clients in Thailand have classified it in the highest level.

The following table sets forth the construction contractors in Thailand that are listed on the SET and their reported revenuesh for 2004:

Company Name	Revenues (million Baht)	% of Total
Italian-Thai Development Public Company Limited	38,994.5	46.61
CH. Karnchang Public Company Limited	14,955.0	17.88
Sino-Thai Engineering Public Company Limited	13,209.0	15.79
K-Tech Construction Public Company Limited	3,833.9	4.58
Nawarat Pattanakan Public Company Limited	3,784.1	4.52
Christiani & Neilsen (Thai) Public Company Limited	3,693.5	4.42
Syntec Construction Public Company Limited	2,853.3	3.41
EMC Public Company Limited	2,074.1	2.48
PAE (Thailand) Public Company Limited	255.0	0.31
Total	83,652.4	100.00

Source: SET

In addition to Thai companies, foreign construction companies also operate in Thailand. However, foreign contractors are not permitted to bid on projects funded solely by the Government. In addition, under Thai law, foreign companies cannot establish wholly owned companies or branches in Thailand except for the duration of a specific and approved project contract. Generally, this is only possible for projects undertaken by the public sector or with Government support. Therefore, most foreign construction companies establishing a presence to undertake general construction business in Thailand must incorporate a company in which Thai nationals own the majority of the shares and contribute the majority of the capital, which effectively restricts their participation in the Thai construction sector.

As a result of the above restrictions, many foreign construction companies form joint ventures, or act in consortium with, Thai construction companies. These arrangements often provide greater access for foreign companies to the Thai market and allow Thai companies, including the Company, to benefit from the technical expertise and, in some cases, the financial strength of the foreign companies. These arrangements tend to be project-specific and usually dissolve when the project is completed. Our Company has formed several such ventures for strategic reasons and in fields where we seek to gain experience.

The Company also bid for projects in neighboring countries and other countries in Asia. Creditable financial institutions, such as the Asian Development Bank, Work Bank or JBIC, financially support some of the major infrastructure projects on which the Company bids. These projects are open to international bidders with high qualification standards. In the past, particularly in India and the Philippines, most local contractors in these countries failed to meet the required qualifications. The majority of the Company's competitors were foreign contractors from countries such as China, Korea, Japan or countries in Europe.

Risks related to the Company's Business

1. Company revenues and its potential revenue growth are highly dependent on Thai public sector contracts, Government policy and the Thai economy.

The Company conducts a substantial portion of its operations in Thailand. In 2005, it generated 75.77% of its construction service revenues in Thailand. Consequently, the results of operations have in the past been significantly affected by downturns in the Thai economy, including the Asian financial crisis, which began in 1997. The Thai economy and the construction sector have been improving since that financial crisis. Real GDP in Thailand grew 5.3% in 2002, 7.0% in 2003 and 6.2% in 2004 and real GDP of the construction industry increased 5.4% in 2002, 2.9% in 2003 and 10.0% in 2004 (Source: NESDB). However, the Company cannot predict how long the current economic expansion will continue, if at all, or whether another financial or economic crisis will occur in the future. Factors that may adversely affect the Thai economy include:

- Decreases in business, industrial, manufacturing or industrial activity in Thailand or in the region;
- Scarcity of credit or other financing, resulting in lower demand for products and services provided by companies in the region;
- Exchange rate and oil price fluctuations;
- A prolonged period of inflation or increase in regional interest rates;
- Changes in taxation;
- A re-emergence of Severe Acute Respiratory Syndrome (commonly known as SARS), avian influenza (commonly known as the bird flu), or the emergence of another highly infectious disease in Thailand or in other countries in the region;
- Political instability, terrorism or military conflict in countries in the region or globally;
- A continuation of or increases in the level of unrest in southern Thailand; and
- Other regulatory, political or economic developments in or affecting Thailand or other countries in which the Company is operating.

Any economic recession or other deterioration in Thailand's economy, or decline in business, industrial, manufacturing or financial activity in Thailand, could adversely affect the Company's business financial condition, results of operations and prospects.

In addition to the Company's business concentration in Thailand, its business is also highly dependent on Thai public sector spending. The Company's major customers are the Thai government and its state-owned enterprises, such as the Electricity Generating Authority of Thailand, the Bangkok Metropolitan Authority, the Bank of Thailand, the National Housing Authority and the New Bangkok International Airport Co., Ltd. Thai public sector customers accounted for 65.30% and 47.34% of the Company's construction revenues in 2004 and 2005 respectively, and 56.21% and 31.58% of its backlog as of December 31, 2004 and 2005 respectively.

While published Government plans for Thailand provide for increased Government expenditure on capital infrastructure projects, any significant budgetary reductions by the Thai Government would adversely impact the amount of new public sector construction contracts awarded and either this, or any disruption of the Company's relationship with the Government for any reason, would materially and the Company's business, financial condition, results of operations and prospects.

2. The infrastructure projects that the Company undertake involve significant risks that could adversely affect its business, financial condition, results of operations and prospects.

A significant portion of the Company's revenues, particularly those relating to large infrastructure projects, are derived from contracts with governments, government-related entities or private companies holding concessions from government agencies within and outside Thailand. This exposes the Company to certain risks not associated with other types of construction projects. For example, many of these large infrastructure projects are high profile, which can result in increased political and public scrutiny of the Company's work. In addition, these projects tend to be relatively complex, which requires the Company to commit a significant amount of resources and working capital to these projects. Such types of projects are also subject to delay or modification due to environmental considerations.

Because these projects are publicly funded, changes in government budget and policy considerations could result in delays or changes to these projects. Payments to construction companies providing services to these projects, including us, may also be delayed as a result of disputes with government agency or lenders to the projects. Delays in payments to us would adversely affect our cash flows and any disputes and changes in budget and policy considerations could affect our reputation and the availability of financing for future projects, all of which would adversely affect our business, financial condition, results of operations and prospects.

3. If the Company is unable to accurately estimate the overall risks, revenues or costs on its contracts, or fail to agree to the pricing of work done pursuant to unapproved change orders, it may incur lower than anticipated profit or incur a loss on the contracts.

Substantially all of the Company's construction contracts are either fixed price or fixed unit price contracts. The terms of these contracts require the Company to guarantee the price of its services on a fixed price or a fixed unit price basis and assume the risk that the costs associated with its performance will not be greater than anticipated. As a result, the Company will only realize a profit on these contracts if it successfully estimates for other factors, costs and avoid cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in a lower profit or a loss on a project. Project cost estimates are subject to a number of assumptions. Although the Company anticipates increased labor costs and materials costs in its bids, the revenue, cost and gross profit realized on a fixed price or fixed unit price contract may vary from the estimated amounts because of many factors, including changes in job conditions, variations in labor and equipment productivity over the term of the contract and unexpected increases in costs of materials and labor.

Some of the Company's construction contracts contain an escalation formula to accommodate unexpected increases in materials and labor costs. However, the Company is typically required to bear some portion of the increase before it can make a claim under the escalation formula. In any event, the escalation formula may not cover the full increase in cost of materials and/or labor. If the Company's estimates of the overall risk, revenues or costs prove inaccurate, or circumstances change, or if the escalation formula in the contracts does not cover the full increase in costs, the Company may incur a lower profit or a loss on its contracts, which could materially and adversely affect its business, financial condition, results of operations and prospects.

The Company is frequently required to perform extra or "change order" work as directed by the customer, even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work qualifies as extra work, the price the customer is willing to pay for the extra work. Even when the customer agrees to pay for the extra work, the Company may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer. Also, these unapproved change orders, contract disputes or claims result in costs to the Company that cannot be billed for a period of time and, therefore, are reflected as çunbilled receivablesé in the Company's balance sheet. The Company cannot assure that it will be able to invoice or recover the cost and profit margin for the extra or change order work in full or at all, which may lead to business disputes or may otherwise adversely affect the Company's business, financial condition, results of operations and prospects.

4. The Company is reliant on a small number of clients.

The Company generally targets large government entities as clients. As a result, at any point in time, a small number of clients may account for a substantial portion of its revenues and backlog. The Electricity Generating Authority of Thailand and the New Bangkok International Airport Co., Ltd. accounted for 65.30 % and 47.34% of the Company's construction revenues in 2004 and 2005 respectively, and 56.21% and 31.58% of its backlog as of December 31, 2004 and 2005 respectively. If any of these clients ceases to provide the Company with new work or if there are any significant disputes relating to any of its contracts with any of these clients, this could temporarily disrupt the Company's business, which could materially and adversely affect its business, financial condition, results of operations and prospects.

5. Company failure to meet schedule requirements of its contracts could require it to pay liquidated damages.

Substantially all of the Company's contracts are subject to specific completion schedule requirements with liquidated damages charged to it if the Company does not achieve the construction schedules. Liquidated damages are typically levied at the rate of 0.1% of the contract value for each day of delay that is deemed to be the Company's responsibility, subject to a maximum liability of 10% of the contract value. Any failure to meet the schedule requirements of its contracts could cause the Company to pay significant liquidated damages, which could adversely affect the Company's liquidity and cash flows and have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

6. The Company's projects expose us to potential liability claims.

The Company constructs many projects where design, construction or systems failures can result in substantial injury or damage to third parties. The failure of such projects subsequent to their completion can result in similar injuries and damages. Litigation arising from any of these occurrences may result in the Company being named as a defendant in lawsuits asserting large claims against it or subject it to significant regulatory penalties. Although the Company maintains insurance policies with coverage to the extent and in amounts it believes are prudent to protect it from these potential claims, the Company cannot assure you that its insurance coverage will be sufficient or effective under all circumstances or against all hazards to which it may be subject. A successful claim against the Company or any of its subsidiaries, associated companies or joint ventures could result in a significant liability for it and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

7. The Company's results of operations depend on the timing of new contract awards and the timing of the performance of these contracts.

At any point in time, the Company may derive a substantial portion of its revenues directly or indirectly from a limited number of large construction contracts. The amount of work to be done under a contract, and therefore the timing and amount of revenue that recognized there from, varies depending on the project duration and on the stage of the construction that is being performed at any particular time. There is typically less construction work at the beginning and at the end of a construction project, resulting in the recognition of less revenue at these stages, compared with the amount of work that is performed in the middle of a construction project, when more revenues are recognized. Therefore, the results of operations tend to fluctuate depending on the duration and stage of the contracts at any particular time and the composition of contracts within the Company's portfolio at any point in time. The Company cannot predict whether or when it will receive awards of new contracts which frequently involve a lengthy and complex bidding and selection process and is affected by a number of factors, including market conditions, financing arrangements and governmental approvals. The timing of the revenues and cash flows from the Company's projects can be delayed by a number of factors, including availability of labor, weather conditions, delays in receiving material and equipment from suppliers and changes in the scope of work to be performed. These delays, if they occur, could have an adverse effect on the Company's operating results for a particular period. As a result of the foregoing, the Company's results of operations and cash flows can fluctuate significantly from period to period.

8. The Company may not be able to fully realize the contract value of its projects or the value of its backlog.

The Company uses its backlog as a general indicator of the level of work to be completed. Backlog represents the Company's estimate of the contract value of work that remains to be completed at any given time under its executed project contracts. The contract value of a project represents the amount that the Company expects to receive under the terms of the contract if the contract is performed in accordance with its terms. The Company's backlog amounted to Baht 44,185 million and Baht 41,397 million as of December 31, 2004 and 2005 respectively. The Company may not realize the contract value of its projects or the revenue it expects to receive from its backlog or, if it realizes the revenue, it may not result in profits. For example, if a project reflected in the Company's backlog is terminated, suspended or reduced in scope, it would result in a reduction to the backlog, which would reduce, potentially to material extent, the revenue, cash flows and operating profit the Company actually receives from the contracts included in the backlog. If a customer cancels a project, it may reimbursed for certain costs, but the Company typically would have no contractual right to the total revenues reflected in its backlog. Significant cancellations or delays of projects in the Company's backlog could have a material adverse effect on its business, financial condition, results of operations and prospects.

9. The Company's inability to obtain bonds and other financing could limit the number of projects we are able to pursue.

As is customary in the construction industry, the Company is typically required to provide surety bonds to bid for and to secure its performance under construction contracts. The Company's ability to obtain surety bonds primarily depends upon its capitalization, working capital, past performance, management expertise and other external factors, including the overall financial capacity of the surety companies and banks. Surety companies and banks consider these factors in relation to their risk management policies and underwriting standards, which may change from time to time. During the Asian financial crisis and the Company's reorganization, come providers of surety bonds required the Company to pledge cash deposits or provide other forms of security with them to secure the Company's contingent obligations under the bonds. The pledges of cash affected the Company's liquidity and working capital resources. Since the completion of the business reorganization, providers of surety bonds have generally not required the Company to pledge cash deposits. While the Company has not had any material difficulties in obtaining surety bonds after its business reorganization, the Company cannot assure you that it will continue to be able to obtain the bonds required to operate its business either on a secured or unsecured basis, on commercially reasonable terms or at all, which would materially and adversely affect the Company's business, financial condition results of operations and prospects.

The Company may also require additional financing to provide needed additional working capital to finance start-up costs of projects (including the purchase of materials and equipment) before it receives payment under a contract. The Company's ability to arrange for financing will depend, in part, upon factors outside its control, such as a financial institution's lending policy and prevailing market conditions, as well as upon the business, financial condition, results of operations and prospects of the Company. The Company's inability to obtain adequate financing to fund its working capital requirements could adversely affect its ability to perform its obligations under existing contracts and its ability to obtain new contracts, which could have a material adverse effect on the business, financial condition and prospects of the Company.

10. The Company may face intense competition, which could reduce its market share and profits.

The construction business in Thailand and throughout Asia is highly competitive. New project awards are typically determined through a competitive bidding process, and after potential bidders pre-qualify to bid on a project, the principal competitive consideration is the price of the bid. There is increasing competition for construction projects in Thailand and other parts of Asia from both Thai and foreign construction companies, particular from China, Japan and Korea, some of whom have financial and operational resources greater than those of the Company. As a result, the Company may need to accept lower profit margins or make other concessions in order for it to be able to successfully compete. If it is unable to compete successfully, the Company's relative market share and profits would be reduced, which would materially and adversely affect its business, financial condition, results of operations and prospects.

11. Company participation in joint ventures exposes it to liability for failures of its joint venture partners.

The Company sometimes enter into joint venture arrangements with outside partners on a joint and several basis so that it can jointly bid on and execute a particular project when it requires specialized experience or technology, when it wants to upgrade its bidding eligibility or when it wants to reduce its financial or operational risks with respect to such projects. Success on these joint venture projects depends in large part on the Company's ability to operate effectively with its joint venture partners and on whether the joint venture partners perform their contractual obligations. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions, the Company could be required to make additional investments and provide additional services to make up for the partner's shortfall. In addition, if the owner of a project is entitled to damages or penalties under a joint venture contract for any reason, the Company could be required to bear its joint venture partner's shares of the damages or penalties if the joint venture partner fails to pay its share. Furthermore, if the Company is unable to adequately address its partner's performance issues, the project owner may terminate the project, which could result in legal liability to the Company, harming its reputation and reduce the Company's profit on a project, which cold materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

12. The Company has significant contingent liabilities that could materialize, which, if they materialize, could materially and adversely affect its business, financial condition, results of operations and prospects.

The Company has significant contingent liabilities that could arise under the terms of its business reorganization plan, under the surety bonds that it procures for its construction projects and under the terms of its guarantees of its subsidiaries and under the terms of certain of its construction projects.

Business Reorganization Plan.

The Company may be obligated to make principal and interest payments on the restructured debt that it sold as part of its business reorganization plan. Under the terms of that business reorganization plan, the Company transferred its non-core assets with a value agreed between the Company and its creditors of Baht 4,000.0 million to a special purpose company owned by the Company's creditors, in return for the special purpose company assuming and agreeing to pay the remaining outstanding principal amount of the Company's debt totaling Baht 3,604.4 million.

The special purpose company is required to sell the non-core assets by June 30, 2007 and use the proceeds to repay the outstanding principal amounts under the assumed debt. If all of non-core assets have not been sold by June 30, 2007, the total outstanding principal amount of the assumed debt will become immediately due and payable on July 1, 2007. If all of the non-core assets have been sold by June 30, 2007, but not all of the outstanding principal amount of the assumed debt has been repaid, the total outstanding principal amount of the assumed debt will become due and payable in five equal installments every six months beginning June 30, 2008 and ending June 30, 2010, together with accrued interest at Minimum Lending Rate announced by Bangkok Bank Plc., Siam Commercial Bank Plc., minus 3% per annum, on the outstanding principal amount of the assumed debt on each such date. In either case, the terms of the Company's business reorganization plan require it to lend to the special purpose company an amount equal to the outstanding principal amount of the assumed debt outstanding, together with the accrued interest (if applicable), on the relevant payment due dates so that the special purpose company is able to make the required payments. If the Company makes the loan to the special purpose company, it will be required to establish a reserve in relation to the loan amount because the special purpose company does not have any operations of its own, and the collectability of the loan receivable would be remote.

The outstanding principal amount of the assumed debt was Baht 2,085.2 million as of December 31, 2004, and Baht 1,969.2 million as of December 31, 2005. While the Company manages the sale process on behalf of the special purpose company, it cannot ascertain whether the special purpose company will be able to sell the remaining non-core assets or whether the proceeds of the sale of the remaining non-core assets will result in the full repayment of the assumed debt by June 30, 2007. Therefore the Company could be liable to lend to the special purpose company, and establish an allowance for, up to Baht 1,969.2 million, plus an amount equal to accrued interest (if applicable), which could materially and adversely affect the Company's business, financial condition, results of operations and prospects.

Surety Bonds and Guarantees.

The Company's contingent liabilities under surety bonds amounted to Baht 17,344 million as of December 31, 2004, and Baht 24,749 million as of December 31, 2005, and its contingent liabilities under guarantees that it issued to financial institution to secure credit facilities granted by those financial institutions to its subsidiaries, associated companies and joint ventures amounted to Baht 7,887 million as of December 31, 2004 and Baht 8,226 million as of December 31, 2005. A call on some of these bonds by a project owner would result in the financial institutions providing the bonds claiming the amounts paid under the bonds from the Company. In addition, a claim on some of these guarantees by a financial institution could subject the Company to liabilities under the guarantees. These factors may adversely affect the Company's liquidity, which could materially and adversely affect its business, financial condition, results of operations and prospects.

13. The Company may need to establish additional provisions for doubtful receivables and recognize additional losses on the diminution in value of its investments.

Historically, the Company incurred significant amounts of trade receivables from related and non-related parties and loan receivables from related parties. In addition, it also had significant amounts of investments in related and other parties. In 2001, the Company established provisions for doubtful accounts of Baht 1,329.2 million and recognized a loss on the diminution in value of its investments of Baht 1,437.7 million.

The Company had current accounts receivable and retention amounting to Baht 1,299.2 million and Baht 1,833.5 million as of December 31, 2004 and December 31, 2005 respectively, of which approximately Baht 473.0 million related to outstanding retention monies for the construction of the Bangkok Skytrain system. Bangkok Mass Transit System PLC is currently in negotiations with its creditors to restructure its debts. The Company is currently negotiating the sale of this debt and, based on the preliminarily agreed price, it has set aside provision for loss totaling Baht 33 million.

In addition, future non-payments of the Company's trade and loan receivables and a diminution in the value of its investments may result in it having to establish provisions equal to the amount of such non-payment or the amount of such diminution in the future, which could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

14. Construction projects outside Thailand expose the Company to political and economic risks in the countries of those projects.

The Company is seeking to increase the portion of its business undertaken in countries outside Thailand. Work outside of Thailand accounted for 11.33% and 24.23% of the Company's construction revenues in 2004 and the 2005 respectively, including projects in Bangladesh, Cambodia, India, Laos, Myanmar, the Philippines, Vietnam and Taiwan. The Company also expects to bid for and be awarded new construction contracts in these and other countries.

The political, economic and security situations in some countries in which the Company is operating has been unstable from time to time in the past, and the governments of some of these countries have occasionally intervened in the economies, making significant changes to policies that may affect the Company's business operations there. An example of an act of intervention is the imposition of currency controls by a country in which the Company has a project, which could affect the Company's ability to repatriate its earnings arising from the project out of that country. Any future political instability or economic slowdown or recession in these countries could affect the Company's existing contracts and/or result in slower growth in the number and size of larger infrastructure and construction projects, which could materially and adversely affect the Company's business, financial condition, results of operations and prospects. As the Company's construction service business increases in these countries in these countries its exposure to the political, economic and security risks in these countries will also increase.

15. The Company is dependent upon the availability and cost of materials, labor and sub-contractors.

Materials used in the Company's construction projects typically represent approximately 40% to 45% of the total project costs. These materials are global commodities, and their availability and prices depend on local and global market conditions. If there is a shortage of these materials, particularly cement and steel, the Company may find it difficult to obtain the amounts of these materials that are required at a price which it believes is commercially acceptable or at all, which may materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

The Company's ability to control labor costs and to manage large infrastructure projects is dependent upon its ability to attract and retain qualified engineers, architects and technicians with sufficient experience in the engineering, design and construction of such projects. The Company has employed, and it expects to continue to employ, sub-contractors to perform some of its construction activities. The Company and its sub-contractors are dependent upon the availability of workers, particularly when the level of activity in the construction industry is high. If there is a shortage of trained engineers, architects, technicians and other workers in Thailand, the Company may have difficulty hiring adequate numbers of skilled personnel and other workers, directly or through sub-contractors in the future. The Company cannot assure you that the costs of retaining or employing skilled personnel or other workers will not exceed its estimates, which may materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

Italian-Thai Development Public Company Limited, Subsidiary Companies & Associated Company

Sales Structure	2005		2004		2003	
	(Baht) Million	**%**	(Baht) Million	%	(Baht) Million	%
1. Large-scale Building Construction	**11,156.37**	**26.34**	5,216.30	14.72	1,631.75	7.24
2. Industrial Plants and Facilities	**487.31**	**1.15**	541.60	1.53	255.69	1.13
3. Pipelines and Tank Farms	**1,434.50**	**3.39**	2,901.80	8.19	1,740.16	7.72
4. Highways, Railways, Bridges and Expressway Systems	**4,525.02**	**10.68**	2,664.10	7.52	5,557.38	24.65
5. Airports, Jetties, Deep-sea Ports and Marine Works	**8,743.34**	**20.64**	12,521.89	35.35	6,730.97	29.85
6. Multi-purpose Hydro-electric Dams, Tunnels and Power Plants	**5,819.41**	**13.74**	4,937.90	13.94	6.35	0.03
7. Steel Structures	**260.48**	**0.61**	973.45	2.75	1,237.75	5.49
8. Telecommunications	**56.81**	**0.13**	7.90	0.02	453.45	2.01
9. Mining	**2,098.36**	**4.95**	2,508.01	7.08	2,417.33	10.72
10. Misscellaneous	**6,476.35**	**15.29**	2,386.60	6.74	1,605.49	7.12
11. Others	**1,298.72**	**3.07**	767.48	2.17	911.20	4.04
Total Sales	**42,356.67**	**100.00**	35,427.03	100.00	22,547.52	100.00
Sale Growth (Decline)	**19.56%**		57.12%		(5.02%)	
Related party transactions from construction and	**2,043.78**		3,377.41		3,715.84	
related party transactions from misc	**1,029.19**		827.49			
Others	**289.19**		174.94		501.54	
Total net after provisions	**38,994.51**		31,047.19		18,330.14	
Growth (Decline)	**25.60%**		69.38%		(14.47%)	

Subsidary Companies & Associated Companies

Line of Construction and Public Utilities Work including Supported Line of Construction

Company Name (Unit: Thousand Baht)	**% of Holding**	**2005**		2004		2003	
		Sales	**%**	Sales	%	Sales	%
Subsidiary Companies							
1. Italian-Thai International Co., Ltd.	99.99	**23,867**	**0.14**	26,230	0.16	56,043	0.52
2. Myanmar ITD Co., Ltd.	99.99	**9**	**0.00**	55	0.00	23	0.00
3. PT Thailindo Bara Pratama Co., Ltd.	99.99	**95,398**	**0.55**	60,682	0.36	332,799	3.07
4. Bhaka Bhumi Development Co., Ltd.	99.99	**46,157**	**0.27**	46,015	0.27	2,012	0.02
5. Thai Pride Cement Co., Ltd.	99.99	**123,826**	**0.71**	582	0.00	-	-
6. Nha Pralan Crushing Plant Co., Ltd.	99.91	**50,160**	**0.29**	45,862	0.27	39,576	0.37
7. Siam Concrete & Brick Products Co., Ltd.	99.70	**237,118**	**1.37**	243,331	1.45	125,704	1.16
8. Italthai Marine Co., Ltd	86.96	**193,385**	**1.12**	105,963	0.63	-	-
9. ITD Cementantion India Limited	80.48	**3,519,774**	**20.32**	-	-	-	-
10. Italthai-Trevi Co., Ltd.	80.45	**568,015**	**3.28**	462,525	2.76	200,769	1.85
11. Asian Steel Product Co., Ltd.	69.90	**428,517**	**2.47**	107,001	0.64	128,461	1.19
12. Thai Maruken Co., Ltd.	50.96	**432,936**	**2.50**	421,981	2.51	377,247	3.48
13. ITD-NWR LLC.	49.00	**69,204**	**0.40**	-	-	-	-

Company Name (Unit: Thousand Baht)	% of Holding	2005		2004		2003	
		Sales	%	Sales	%	Sales	%
Joint Venture							
1. ITD-VIS Joint Venture	65.00	**35,013**	**0.20**	17,679	0.11	530,064	4.89
2. ITAC Joint Venture	60.00	**27,547**	**0.16**	31,010	0.18	279,395	2.58
3. Italian-Thai Skanska Lundby Joint Venture	60.00	**9**	**0.00**	46	0.00	15,865	0.15
4. ITD - NCC Joint Venture (NT-2)	60.00	**1,646,470**	**9.50**	138,512	0.82		
5. Joint Venture Italian-Thai - Evergreen	55.00	**901,005**	**5.20**	849,682	5.06	205,089	1.89
6. Sumitomo - Italian - Thai Joint Venture	51.00	**18**	**0.00**	734	0.00	193,873	1.79
7. ITD NCC Joint Venture	51.00	**302,856**	**1.75**	503,203	3.00	232,040	2.14
8. IN Joint Venture	51.00	**325,952**	**1.88**	335,157	2.00	6,411	0.06
9. ITD NSC Joint Venture	50.50	**75,739**	**0.44**	427,140	2.54	93,364	0.86
10. The Joint Venture of Italian-Thai Development and Montcocol TP	50.00	**-**	**0.00**	-	-	-	-
11. Ando & Italian-Thai Joint Venture	45.00	**135**	**0.00**	-	-	-	-
12. Thai Ando & Italian-Thai Joint Venture	45.00	**-**	**0.00**	-	-	-	-
13. ITO Joint Venture	40.00	**4,472,398**	**25.81**	7,280,336	43.37	4,011,843	37.02
14. Shimizu - ITD Joint Venture	40.00	**1,158,124**	**6.68**	-	-	3,434	0.03
15. IOT Joint Venture	40.00	**1,569,033**	**9.06**	2,985,799	17.79	274,858	2.54
16. POC-ITD Joint Venture	40.00	**69,024**	**0.40**	-	-	-	-
17. ION Joint Venture	39.00	**8,177**	**0.05**	143,829	0.86	455,644	4.20
18. IDS JOint Venture	35.00	**396,319**	**2.29**	418,406	2.49	88,596	0.82
19. I.C.C.T Joint Venture	25.00	**9**	**0.00**	31	0.00	37	0.00
20. NCR, ITD, CNT & AS Joint Venture	25.00	**101,733**	**0.59**	242,471	1.44	388,557	3.59
21. Joint Venture Evergreen - Italian - Thai - PEWC	25.00	**11,087**	**0.06**	298,610	1.78	1,568,941	14.48
Associated Companies							
1. Italian-Thai Gypsum Co., Ltd.	50.00	**1,214**	**0.01**	120	0.00	-	-
2. ATO Asia Turnouts Co., Ltd.	49.00	**56,083**	**0.32**	126,777	0.76	91,204	0.84
3. Siam Pacific Holding Co., Ltd.	46.69	**-**	**0.00**	11	0.00	-	-
4. Thai Rent All Co., Ltd.	30.00	**33,413**	**0.19**	72,098	0.43	47,457	0.44
5. Asia Steel Corporation	30.00	**-**	**0.00**	-	-	-	-
6. Anamarine Construction SDN.BHD	25.00	**-**	**0.00**	-	-	-	-
7. MCRP Construction Corporation Co., Ltd.	24.00	**-**	**0.00**	43,089	0.26	56,248	0.52
8. MCRP Holding Corporation Co., Ltd.	24.00	**-**	**0.00**	-	-	-	-
9. Bangkok Steel Wire Co., Ltd.	21.06	**323,934**	**1.87**	1,251,966	7.46	928,829	8.57

Investment in Other Lines (Development Real Estate and Consumer Products)

Company Name (Unit: Thousand Baht)	% of Holding	2005		2004		2003	
		Sales	%	Sales	%	Sales	%
Associated Companies							
1. Praram 9 Square Hotel Co., Ltd.	50.00	**-**	**-**	-	-	-	-
2. Mcquay (Thailand) Co., Ltd.	49.00	**-**	**-**	-	-	-	-
3. Chantaburi Farm Co., Ltd.	35.72	**1,743**	**0.01**	1,748	0.02	3,277	0.03
4. Imperial Technology Management Services Plc.	20.41	**19,909**	**0.11**	98,670	0.91	99,092	0.91
5. Khunka Palangthai Thai Co., Ltd.	21.54	**-**	**-**	-	-	-	-
6. Palangthai Kaona Co., Ltd.	21.54	**-**	**-**	-	-	-	-
7. Praram 9 Square Co., Ltd.	20.00	**-**	**-**	-	-	71	0.00
		17,325,310	**100.00**	16,787,351	100.00	10,838,826	100.00

ITD INVESTED IN RELATED COMPANIES

As at 31st December 2005

ITD investment in related companies in excess of 10%

Line of Construction and Public Utilities Work including Supported Line of Construction

Company Name (Unit: Thousand Baht)	Head Office	Nature of Business	Paid up Capital		% of Holding
			Amount	%	
Subsidiary Companies					
1. Italian-Thai International Co., Ltd.	Bangkok	Holding Company and ship charter hire	300,000	75	99.99
			100,000	100	
2. Myanmar ITD Co., Ltd.	Myanmar	Service Agent for ITD	1,483	100	99.99
3. PT Thailindo Bara Pratama Co., Ltd.	Indonesia	Coal Digestion	23,875 (Million IDR)	100	99.99
4. Bhaka Bhumi Development Co.,Ltd.	Bangkok	Construction and real estate	4,975	25	99.99
			100	100	
5. Thai Pride Cement Co.,Ltd.	Bangkok	Manufacture and distribution of cement	15,000	100	99.99
			1,185,000	100	
6. Nha Pralan Crushing Plant Co., Ltd.	Saraburi	Rock Quarying, Processing and Distribution	1,000	100	99.91
7. Siam Concrete & Brick Products Co., Ltd.	Patumtani	Manufacturing and Distribute Concrete Products	84,000	100	99.70
8. Italthai Marine Co., Ltd.	Bangkok	Production and sale of vessels and equipment	460,000	100	86.96
9. ITD Cementation India Ltd. (formerly known as Skanska Cementation India Ltd.)	India	Construction Services in India	46 (Million INR)	100	80.48
10. Italthai-Trevi Co., Ltd.	Bangkok	Foundation and Piling Work Services	55,000	100	80.45
11. Asian Steel Product Co., Ltd.	Rayong	Manufacturing and Distribute Steel Pipe	20,000	50	69.90
12. Thai Maruken Co., Ltd.	Bangkok	Leasing and Sales for Sheet Pile & Beam	20,000	100	50.96
13. ITD-NAWARAT LLC	United Arab Emirates	Construction Services in United Arab Emirates	300 (Thousand AED)	100	49.00
Joint Venture					
1. ITD-VIS Joint Venture	Bangkok	Track Doubling Contractor	-	-	65.00
2. ITAC Joint Venture	Bangkok	Design, Installation and Laying of Telephone Lines	-	-	60.00
3. Italian-Thai Skanska Lundby Joint Venture	Bangkok	Design and Construction of Tunnels and Underground Power Lines	-	-	60.00
4. ITD NCC Joint Venture (NT-2)	Laos	Construction of Nam Theun 2 Hydropower Project in Laos	-	-	60.00
5. ITD-EGC Joint venture (formerly known as Joint Venture Italian-Thai -Evergreen)	Taiwan	Construction of underground electrical train Station in Taiwan	-	-	55.00
6. Sumitomo - Italian-Thai Joint Venture	Bangkok	Design and Construction of bridges	-	-	51.00
7. ITD NCC Joint Venture	Bangkok	Construction of Electrical Work on Terminal Building	-	-	51.00
8. IN Joint Venture	Bangkok	Construction of Water Drainage Tunnel	-	-	51.00
9. ITD NSC Joint Venture	Bangkok	Dedicated pipeline project	-	-	50.50

Company Name (Unit: Thousand Baht)	Head Office	Nature of Business	Paid up Capital		% of Holding
			Amount	%	
10. Shimizu-ITD Joint Venture (2)	Laos	Contractor of construction of bridge in Laos	-	-	49.00
11. Ando & Italian-Thai Joint Venture	Bangkok	Construction of Semiconductor Plant	-	-	45.00
12. Thai Ando & Italian-Thai Joint Venture	Bangkok	Construction of Semiconductor Plant	-	-	45.00
13. ITO Joint Venture	Bangkok	Construction of Terminal Building and Concourse Building	-	-	40.00
14. Shimizu - ITD Joint Venture	Bangladesh	Contractor for Construction of Street in Bangladesh	-	-	40.00
15. IOT Joint Venture	Bangkok	Airfield Pavement Construction	-	-	40.00
16. POC-ITD Joint Venture	Cambodia	Construction of Sihanoukville port in Cambodia	-	-	40.00
17. ION Joint Venture	Bangkok	Contractor for Construction of underground train track	-	-	39.00
18. IDS JOint Venture	Bangkok	Contractor for Construction of Electrical Work on Terminal Building	-	-	35.00
19. I.C.C.T Joint Venture	Bangkok	Construction for Ground Improvement of NBIA	-	-	25.00
20. NWR, ITD, CNT & AS Joint Venture	Bangkok	Design and Construction of Water Treatment System	-	-	25.00
21. Joint Venture Evergreen - Italian - Thai - PEWC	Taiwan	Construction Services in Taiwan	-	-	25.00
Associated Companies					
1. Italian-Thai Gypsum Co., Ltd.	Bangkok	Construction in Saudi Arabia	10,500	25	50.00
2. ATO Asia Turnouts Co., Ltd.	Bangkok	Production and Distribution Turnouts for Railway Project	5,000	100	49.00
3. Siam Pacific Holding Co., Ltd.	Bangkok	Holding Company	58,625	100	46.69
4. Thai Rent All Co., Ltd.	Bangkok	Equipment Rental	25,000	100	30.00
5. Asia Steel Corporation	Philippines	Manufacturing and Import-Export of Steel	-	-	30.00
6. Anamarine Construction SDN.BHD	Malaysia	Construction Contractor	65 (Thounsand RM)	25	25.00
7. MCRP Construction Corporation Co., Ltd.	Philippines	Construction Contractor in Philippine	25,000,000 (Peso)	25	24.00
8. MCRP Holding Corporation Co., Ltd.	Philippines	Holding Company	5,000,000 (Peso)	100	24.00
9. Bangkok Steel Wire Co., Ltd.	Bangkok	Production and Distribution of P.C. Wire and P.C. Strands	313,000	100	21.06
Other Companies					
1. Toyo-Thai Corporation Ltd.	Bangkok	Construction Contractor	160,000	100	16.25
2. Nam Theun 2 Power Co., Ltd.	Laos	Hydroelectric power plant	1,000 (USD)	-	15.00
3. Charoong Thai Wire and Cable Plc.	Bangkok	Manufacture and distribution of enamel coated wire and cable	1,999,288	100	14.14

Investment in Other Lines (Development Real Estate and Consumer Products)

Company Name (Unit: Thousand Baht)	Head Office	Nature of Business	Paid up Capital		% of Holding
			Amount	%	
1. Praram 9 Square Hotel Co., Ltd.	Bangkok	Hotel Business	10,000	100	50.00
2. Mcquay (Thailand) Co., Ltd.	Bangkok	Produces and Distributes The Air-conditions	20,000	100	49.00
3. Chantaburi Farm Co., Ltd.	Bangkok	Development Real Estate	60,000	100	35.72
4. Khunka Palangthai Thai Co., Ltd.	Bangkok	Not yet operational	1,000	100	21.54
5. Palangthai Kaona Co., Ltd.	Bangkok	Not yet operational	1,000	100	21.54
6. Imperial Technology Management Services Plc.	Bangkok	Initation & Establishment of A.U.S.T.	857,350	100	20.41
7. Praram 9 Square Co., Ltd.	Bangkok	Developer of Shoping Center & Commercial etc.	750,000	75	20.00
Other Companies					
1. Thepprathan Properties Co., Ltd.	Bangkok	Development Real Estate	10,000	100	19.80
2. Cyber Bay Corporation Co., Ltd.	Philippines	Development Real Estate	-	-	14.63
3. M-Home SPV 3 Co., Ltd.	Bangkok	Development Real Estate	100	100	11.54

RELATED PARTY TRANSACTIONS

During the past year, the Company and its subsidiaries had business transactions with persons who may have had a conflict of interest. The following table summarizes the essential reasons for the related transaction.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2005	Details of Transactions	Necessity and Reasonableness of Connected Transactions
1. C.P.K. Plantation Co., Ltd. (Agricultural Industry)	- A connected company - The Directors (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Mr. Boonmee Pisanuwongse, and Mr. Yuthachai Charanachitta) and related persons of the directors held a total of 21.25% of the total outstanding shares of C.P.K. Plantation Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) are the directors of C.P.K. Plantation Co., Ltd.	- Revenue from transportation services and machine rental - Outstanding account receivable	Baht 0.4 million Baht 0.4 million	- The Company carries out the transportation services and machine rental. The credit term was 30-60 days.	- The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the order of C.P.K. Plantation Co., Ltd.
2. C.P.K. International Co., Ltd. (Agricultural Industry)	- A connected company - The Directors (Mr. Premchai Karnasuta and Mr. Yuthachai Charanachitta) and related persons of the directors held a total of 24.36% of the total outstanding shares of C.P.K. International Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) are the directors of C.P.K. International Co., Ltd.	- Revenue from repair works, design works and equipment transportation services - Outstanding account receivable	Baht 1.1 million Baht 0.2 million	- The Company carries out repair works, design works, and transportation of material and equipment. The credit term was 30-60 days.	- The transactions are based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the order of C.P.K. International Co., Ltd.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2005	Details of Transactions	Necessity and Reasonableness of Connected Transactions
3. Siam Machinery and Equipment Co., Ltd. (Machinery and equipment parts manufacturing)	- A connected company - The Directors (Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) and related persons of the directors held a total of 29.31% of the total outstanding shares of Siam Machinery and Equipment Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) are the directors of Siam Machinery and Equipment Co., Ltd.	- Revenue from services and sales of used materials - Cost of the rendering of construction services	Baht 0.1 million Baht 2.6 million	- The Company carries out repairing of electric generators and sale of used materials. - The Company employed Siam Machinery and Equipment Co., Ltd. to cast steel. The credit term was 30-60 days.	- Occasional transactions depend on the order of Siam Machinery and Equipment Co., Ltd. - The transactions are based on market pricing and on arm's length basis.
4. Siam Steel Syndicate Co., Ltd. (Steel bar production)	- A connected company - The Company held a total of 5.45% of the total outstanding shares of Siam Steel Syndicate Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related persons of the directors held a total of 24.73% of the total outstanding shares of Siam Steel Syndicate Co., Ltd.	- Revenue from office rental, common area services and utilities, and sale of billet and scrap - Outstanding account receivable - Cost of construction material - Outstanding account payable	Baht 371.7 million Baht 5.5 million Baht 457.0 million Baht 105.5 million	- Siam Steel Syndicate Co., Ltd paid for office rental, common area services and utilities amounting to 275,000 Baht per month. This contract is 3 year contract ending October 31, 2006. The credit term for scrap selling is 60-90 days. During the year the Company sold billet for this company to roll according to the Company's orders. - The Company purchased steel bar for construction projects with 60-90 days of credit term.	- The transactions are based on market pricing and on arm's length basis and the price of selling billets is based on cost plus margin pricing. - The price is based on actual costs of utilities. - The transaction is based on approximate market pricing and on arm's length basis.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2005	Details of Transactions	Necessity and Reasonableness of Connected Transactions
5. The Oriental Hotel (Thailand) Plc. (Hotel)	- A connected company - The Directors (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related persons of the directors held a total of 34.19% of the total outstanding shares of The Oriental Hotel (Thailand) Plc. - The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the directors of The Oriental Hotel (Thailand) Plc.	- Retention receivable	Baht 0.3 million	- The Company performed the construction service for The Oriental Hotel (Thailand) Plc. in a value of Baht 156.5 million. This work was completed in February 2004 but accrued Retention remains as a receivable amount of Baht 0.3 million.	- Normal business transaction which is based on auction pricing and on arm's length basis.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2004	Details of Transactions	Necessity and Reasonableness of Connected Transactions
6. Bangkok Mass Transit System Plc. (Mass Transit)	- A connected company - The Directors of the Company (Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta) are the directors of Bangkok Mass Transit System Plc.	Loans:- - Outstanding loan and accrued interest at the beginning of the period - Accrued interest during the period - Outstanding loan and accrued interest as at the ending of period	 Baht 99.4 million Baht 1.7 million Baht 101.1 million	- The Company lent Bangkok Mass Transit System Plc. amount to Baht 102.1 million in accordance with Sponsor Loan Contract of the Shareholders which is calculated at the rate of MLR (SCB) + 2%. The Company gains interest margin from this financing. - At present, Bangkok Mass Transit System Plc. is in the process of business restructuring so the Company can not determine how long it will be overdue. The Company has set up a full provision for these doubtful debts.	- The interest rate of this loan did not adversely affect the Company. - This transaction was in accordance with Sponsor Loan Contract of the Shareholders.
		- Retention receivable	Baht 473 million	- The Company has retention receivable from Bangkok Mass Transit System Plc. which is in process of business restructuring. - The Company is in the process of selling this account receivable. However, the Company has firstly set up a provision for these doubtful debts in the amount of Baht 33 million according to expected actual losses. This provision is shown as an allowance for loss on impairment of assets and liabilities which may occur in the future.	

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2005	Details of Transactions	Necessity and Reasonableness of Connected Transactions
7. Italian-Thai Land Co., Ltd. (Property Development - temporary ceasation of operation)	- A connected company - The Directors and the Management of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Mr. Pathai Chakornbundit, Mr. Boonmee Pisanuwongse and Mr. Chatichai Chutima) held a total of 0.005% of the total outstanding shares of Italian-Thai Land Co., Ltd. - The Directors of the Company (Pol. Lt. Chatrachai Bunya-Ananta, Mr. Premchai Karnasuta, and Mrs. Nijaporn Charanachitta) are the directors of Italian-Thai Land Co., Ltd.	Loans:- - Outstanding loan at the beginning of period - Loan during the period - Outstanding loan as at the end of period - Outstanding account receivable	Baht 554.1 million - Baht 554.1 million Baht 8.2 million	- The amount of loan depended on the proportion of shareholding. The Company considered that Italian-Thai Land Co., Ltd is unable to pay interest. The Company therefore cancelled taking interest and cut the accrued interest from this account. However, the Company cannot determine how long it will be overdue. The Company has set up a full provision for these doubtful debts.	- The amount of loan depended on the proportion of shareholding which the Company held a total of 99.99% of the total outstanding shares of Italian-Thai Land Co., Ltd. However, the Company has transferred the shares of Italian-Thai Land Co., Ltd. to Special Purpose Vehicle Entity according to reorganization plan for the Company in 2002.
8. Ital-Thai Industrial Co., Ltd. (Machines & Parts Trading)	- A connected company - The Directors (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related person of the directors held a total of 7.35% of the total outstanding shares of Ital-Thai Industrial Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the directors of Ital-Thai Industrial Co., Ltd.	- Revenue from Wall Tank installation and repairing machine - Outstanding account receivable - Machines and parts expenses, Back Hoe rental, maintenance expenses, and other services expenses. - Outstanding account payable	Baht 69.2 million Baht 31.6 million Baht 201.0 million Baht 69.5 million	- The Company installed Wall Tank and repaired machinary for Ital-Thai Industrial Co., Ltd. with 30-60 days of credit term. - The Company purchased machines and parts from Ital-Thai Industrial Co., Ltd. with 30-60 days credit term.	- The transaction is based on costs plus margin pricing and on arm's length basis. - Normal business transaction based on market pricing and on arm's length basis.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2005	Details of Transactions	Necessity and Reasonableness of Connected Transactions
9. Pladaeng Co., Ltd. (Real Estate)	- A connected company - The Directors and the Management of the Company (Mrs. Nijaporn Charanachitta, Mr. Pathai Chakornbundit and Mr. Chatichai Chutima) held a total of 53.3% of the total outstanding shares of Pladaeng Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Pathai Chakornbundit) are the directors of Pladaeng Co., Ltd.	Loans:- - Outstanding loan and accrued interest at the beginning of period - Loan and accrued interest during the period - Outstanding loan and accrued interest as at the ending of period	Baht 59.1 million - Baht 59.1 million	- The amount of loan depended on the proportion of shareholding. The Company considered Pladaeng Co., Ltd could not pay interest. The Company therefore cancelled taking interest and cut the accrued interest of this account. However, the Company cannot determine how long it will be overdue. The Company has set up a full provision for these doubtful debts.	- The loan was used for financing the subsidiary company to build Ital-Thai Tower. At that time the Company held a total of 46.67% of the total outstanding shares of Pladaeng Co., Ltd. However, in 2003, the Company sold the shares of Pladaeng Co., Ltd. to an unrelated company, who presently owns Ital-Thai Tower.
		- Revenue from construction - Outstanding account receivable	- Baht 51.8 million	- Pladaeng Co., Ltd employed the Company to built Ital-Thai Tower at a project value of Baht 1,020.8 million. This project has finished but Pladaeng Co., Ltd.'s payments were overdue and were shown in outstanding account receivable at Baht 51.8 million due to economic crisis impact during 1997-2000.	
		- Outstanding account payable	Baht 0.1 million	- The Company has defaults to pay for services of Ital-Thai Tower because Pladaeng Co., Ltd. has not settled the loan and account receivable of the Company.	- Normal business transaction of Pladaeng Co., Ltd. based on market pricing and arm's length basis.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2005	Details of Transactions	Necessity and Reasonableness of Connected Transactions
10. Southern Industries (1996) Co., Ltd. (Industrial Estates - temporary ceasation an operation)	- A connected company - The Directors (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, and Mrs. Pienghatai Pongsuwan) and related persons of the directors held a total of 0.0004% of the total outstanding shares of Southern Industries (1996) Co., Ltd.	Loans:- - Outstanding loan at the beginning of period - Loan during the period - Outstanding loan as at the end of period	Baht 24.7 million - Baht 24.7 million	- The amount of loan depended on the proportion of shareholding. The Company considered Southern Industries (1996) Co., Ltd. is unable to pay interest, the Company therefore cancelled taking interest and cut the accrued interest of this account. However, the Company cannot determine how long it will be overdue. The Company has set up a full provision for these doubtful debts.	- The loan was used for financing the subsidiary company to purchase lands for business operation in 1995. The amount of loan depended on the portion of shareholding which the Company held a total of 99.99 % of the total outstanding shares of Southern Industries (1996) Co., Ltd. at that time. However, the Company has transferred the shares of Southern Industries (1996) Co., Ltd. to the Special Purpose Vehicle Entity according to the reorganization plan for the Company in 2002.
11. Palit Palangan Co., Ltd. (Power plant, - has not started an operation)	- A connected company - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Pathai Chakornbundit) and related persons of the directors held a total of 0.05% of the total outstanding shares of Palit Palangngan Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Pathai Chakornbundit) are the directors of Palit Palangngan Co., Ltd.	Loans:- - Outstanding loan at the beginning of period - Loan during the period - Outstanding loan as at the end of period	Baht 94.2 million - Baht 94.2 million	- The amount of loan depended on the proportion of shareholding. The Company considered Palit Palangngan Co., Ltd. is unable to pay interest. The Company, therefore, cancelled taking interest and cut the accrued interest of this account. However, the Company cannot determine how long it will be overdue. The Company has set up a full provision for these doubtful debts.	- The loan was use for financing the subsidiary company to purchase lands for business operation in 1995. The amount of loan depended on the portion of shareholding which the Company held a total of 74.9 % of the total outstanding shares Palit Palangngan Co., Ltd. at that time. However, the Company has transferred the shares of Palit Palangngan Co., Ltd. to the Special Purpose Vehicle Entity according to the reorganization plan for the Company in 2002. In addition, the other shareholders have not also taken the no interest for the said loans.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2005	Details of Transactions	Necessity and Reasonableness of Connected Transactions
12. 3B Holding Co., Ltd. (1996) Co., Ltd. (Consultant)	- A connected company - The Director of the Company (Mr. Premchai Karnasuta) held a total 99.99% of the total outstanding shares of 3 B Holding Co., Ltd. - The Director of the Company (Mr. Premchai Karnasuta) is a director of 3 B Holding Co., Ltd.	- Consultant services - Outstanding account receivable	Baht 4.0 million Baht 0.4 million	- The Company performed the consultant services.	- Normal Business transaction. - The transaction is based on arm's length basis.
13. Muanjai Co., Ltd. (Hotel & Resort)	- A connected company - The Director of the Company (Mr. Yuthachai Charanachitta) held a total of 3 shares of the total outstanding shares of Muanjai Co., Ltd. - The Director of the Company (Mr. Yuthachai Charanachitta) is a director of Muanjai Co., Ltd.	- Revenue from construction services	Baht 0.6 million	- The Company performed the construction services for flood control retaining walls along the Ping river.	- Normal Business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transaction depends on the orders of Muanjai Co., Ltd.
14. Amari Co., Ltd. (Hotel & Resort)	- A connected company - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) and related person of the directors held a total 6.56% of the registered capital of Amari Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, and Mr. Yuthachai Charanachitta) are the directors of Amari Co., Ltd.	- Revenue from construction services - Outstanding account receivable - Retention receivable	Baht 101.6 million Baht 15.1 million Baht 4.9 million	- The Company performed the construction services for Amari Orchid Hotel	- Normal Business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2005	Details of Transactions	Necessity and Reasonableness of Connected Transactions
15. Aquathai Co., Ltd. (Construction Services)	- A connected company - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) held a total 5 shares of Aquathai Co., Ltd. - The Director of the Company (Mrs. Nijaporn Charanachitta) is the director of Aquathai Co., Ltd.	- Revenue from construction services - Outstanding account receivable - Retention receivable	Baht 0.3 million Baht 0.7 million Baht 14.8 million	- The Company performed the construction services and the Company has set up allowance for doubtful debts 50% of account receivable with balance overdue.	- Normal Business transaction. - The transaction is based on arm's length basis. - Occasional transactions depend on the orders of Aquathai Co., Ltd.
16. Auo Siam Marine Co., Ltd. (Oil Operation)	- A connected company - The Director of the Company (Mr. Premchai Karnasuta) held a total 80% of the registered capital of Auo Siam Marine Co., Ltd. - The Director of the Company (Mr. Premchai Karnasuta) is a director of Auo Siam Marine Co., Ltd.	- Revenue from services and office rental - Outstanding account receivable	Baht 77.8 million Baht 81.0 million	- The Company performed the workers services, marine rental, equipment rental and office rental which included common services and utilities amount to Baht 126,000 per month.	- Normal Business transaction. - The transaction is based on arm's length basis. - Occasional transactions depend on the orders of Auo Siam Marine Co., Ltd.
17. Italthai Real Estate Co., Ltd. (Property Development)	- A connected company - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) each held a total of 1 share of the total outstanding shares of Italthai Real Estate Co., Ltd. - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta) are the directors of Italthai Real Estate Co., Ltd.	- Revenue from construction services	Baht 30.6 million	- The Company performed the construction services for Coral Beach Resort, Phuket.	- Normal Business transaction. - The transaction is based on auction pricing and on arm's length basis.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2005	Details of Transactions	Necessity and Reasonableness of Connected Transactions
18. Italthai Engineering Co., Ltd. (Construction and installation of gas and air conditioning systems)	- A connected company - The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta are the directors of Italthai Engineering Co., Ltd. - The Directors and the Management of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Mr. Yuthachai Charanachitta and Mr. Boonmee Pisanuwongse) held a total of 2.46% of the total outstanding shares of Italthai Engineering Co., Ltd.	- Revenue from services - Outstanding account receivable - Cost of the construction materials - Outstanding account payable - Retention payable	Baht 1.4 million Baht 1.5 million Baht 19.9 million Baht 16.7 million Baht 5.5 million	- The Company performed the workers services and utilities supply. - The Company employed Italthai Engineering Co., Ltd. to install mechanical and electrical systems of a building and the construction of a jetty.	- Normal Business transaction. - The transaction is based on arm's length basis. - Occasional transactions depend on the orders of Italthai Engineering Co., Ltd. - Normal Business transaction. - The transaction is based on approximate market pricing and on arm's length basis. - Occasional transaction depends on the orders of Italthai Engineering Co., Ltd.
19. Baan Krating Co., Ltd. (Hotel & Resort)	- A connected company - The Director of the Company (Mr. Yuthachai Charanachitta) is a director of Baan Krating Co., Ltd. - Revenue from construction services	- Revenue from construction services	Baht 3.0 million	- The Company performed the construction services for Baan Krating Jungle Resort, Phuket Province.	- Normal Business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Baan Krating Co., Ltd.
20. Petchburi Entertainment Co., Ltd.	- A connected company - The Directors and the Management of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn Charanachitta, Mr. Yuthachai Charanachitta, Mr. Pathai Chakornbundit and Mr. Chatichai Chutima) held a total of 48.57% of the total outstanding shares of Petchburi Entertainment Co., Ltd. - The Director of the Company (Mr. Premchai Karnasuta) is a director of Petchburi Entertainment Co., Ltd.	- Outstanding account receivable	Baht 4.7 million	- The Company constructed basement and ground floor of The Bay, project of Petchburi Entertainment Co., Ltd. in 1998. However, Petchburi Entertainment Co., Ltd. has presently ceased operation. The Company, therefore, has set up full allowance for doubtful debts.	- Normal Business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Petchburi Entertainment Co., Ltd.

Company	Description of Relations	Transactions	The Value of Transactions ending December 31, 2005	Details of Transactions	Necessity and Reasonableness of Connected Transactions
21. Sakdi Sin Prasit Co., Ltd. (Property Development)	- A connected company - The Director of the Company (Mrs. Nijaporn Charanachitta) and related person of the directors held a total 100% of the registered capital of Sakdi Sin Prasit Co., Ltd. - The Directors of the Company (Mrs. Nijaporn Charanachitta and Mr. Yuthachai Charanachitta) are the directors of Sakdi Sin Prasit Co., Ltd.	- Revenue from construction services	Baht 13.6 million	- The Company performed construction services for Baan Krating Pai Resort, Mae Hongsorn Province.	- Normal Business transaction. - The transaction is based on cost plus margin pricing and on arm's length basis. - Occasional transactions depend on the orders of Sakdi Sin Prasit Co., Ltd.
22. Charoong Thai Wire& Cable Plc. (Manufacturing and supplying wire and cable)	- A connected company - The Company held a total of 14.14% of the total outstanding shares of Charoong Thai Wire & Cable Plc. - The Directors of the Company (Mr. Premchai Karnasuta, Mrs. Nijaporn and Mr. Pathai Chakornbundit) are the directors of Charoong Thai Wire & Cable Plc.	- Cost of the construction materials - Outstanding account payable	Baht 89.2 million Baht 41.2 million	- The Company purchased wire and cable from Charoong Thai Wire & Cable Pcl. with 30-60 days of credit term.	- The transaction is based on market pricing and on arm's length basis.
23. Nam Theun Power 2 Co., Ltd. (Electricity related business in Laos)	- A connected company - The Company held a total of 15.0% of the total outstanding shares of Nam Theun Power 2 Co., Ltd. - The Director of the Company (Mr. Premchai Karnasuta) is a director of Nam Theun Power 2 Co., Ltd.	- Receiving the reversal of project advance expense	Baht 456.4 million	- The Company received Baht 446.3 million of the project advance expense and reverse it to Company's equities.	- This transaction was in accordance with the Shareholders Agreement of Nam Theun Power 2 Co., Ltd.

Remark: The Audit Committee considered the necessity and appropriateness of the connected transactions, listed 1- 23 above, which were normal business transactions and were arranged with the price and terms based on on market pricing and an arm's length term relationship.

(Pol. Lt. Chatrachai Bunya-Ananta)
Chairman of the Audit Committee
March 2, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AS AT DECEMBER, 2005

RESULTS OF OPERATIONS

1. Overview

ITD is considered the largest civil engineering and construction firm in the Stock Exchange of Thailand as measured by its revenue. The Company's market share of the total construction industry revenues was 46.61%, 48.56% and 44.83% for the year of 2005, 2004 and 2003 respectively. In the year of 2005, the total revenue of the Company was Baht 38,995 million which was mainly revenue from construction services, and the total expenses was Baht 36,676 million, resulting in net profit from operations in the amount of Baht 1,262 million.

For the year of 2005, 2004 and 2003 the Company's backlogs were Baht 41,397 million, Baht 44,185 million and Baht 39,971 million respectively, of which over 86.10 comprises public sector infrastructure development.

In addition to the Company's backlog at the end of 2005, the Company has signed new contracts valued at Baht 33,183 million and has been awarded, but has yet to sign contracts for a further Baht 4,770 million. The Company's current backlog, therefore, has an accumulated value of Baht 79,350 million at February 23, 2005.

2. 2005 Year Operations Results

Revenues

Revenues from construction services were Baht 37,985 million in 2005, having increased by Baht 7,531 million from the year of 2004, or by approximately 24.73%. The increase in construction revenues reflected principally from revenue recognition of projects overseas, such as ITD Cementation India Ltd. and Shimizu-ITD Joint Venture, and the progress of existing projects and newly signed projects, such as Suvarnabhumi Airport projects and the Eua-Arthorn housing projects.

The Company's interest income in the year of 2005 was Baht 65 million, decreased by Baht 11 million, or by approximately 14.17%.

The Company's other revenues in the year of 2005 were Baht 912 million, an increase of Baht 395 million, or by approximately 76.23%. It was partially because of repayments by our bad debt customers, the increase of machine rentals, mine exploration and dividend income.

Cost of Services

The cost of services substantially consisted of materials cost, sub-contractors cost and labor cost, which fluctuates under this prevailing market condition. The cost of services was Baht 35,558 million in 2005, having increased Baht 7,255 million from 2004, or by approximately 25.63%, reflecting the proportional increase in revenue.

In 2005, the Company's gross profit was Baht 2,427 million, having increased from the gross profit of Baht 2,151 million achieved in 2004. The gross profit margin was 6.39%, down from 2004 gross profit margin of 7.06%.

Administrative Expenses

In 2005, the Company's administrative expenses was Baht 1,118 million, an increased of Baht 303 million over 2004, or by approximately 37.11% This not only resulted of the proportional increase with revenue, but also reflects the expense recognition of the investment in ITD Cementation India Ltd. and includes the recorded transaction of the Head Office depreciation expenses to administrative expenses.

Reversal of (Allowance) for Doubtful Accounts

The Company's reversal of doubtful accounts in 2005 was Baht 122 million as a result of the Company reappraising the value of the loan to the Defense Ministry of the Union of Myanmar in order to finance construction of a steel mill in Myanmar. The Company pursues a policy of making a full allowance for doubtful debts for accounts receivable with balances overdue more than 12 months, and at 50% for those accounts with balances overdue more than 6 months.

Loss on Impairment of Investment

In 2005, there was no loss on impairment of investment when compared to the year of 2004.

Loss on Impairment of Assets and Contingent Liabilities

The Company recorded loss on impairment of assets and contingent liabilities of Baht 427 million being for loss provision on the sale of the retentions of Bangkok Mass Transit System Public Company Limited amounting to Baht 33 million and loss provision on sale of the assets of the Special Purpose Vehicle comprising receivables from an investment in the operation of the Skytrain amounting to Baht 394 million.

Reversal of Amount Due to Related Party Forgiveness - Net

During 2005 there were no reversals of amount due to related party forgiveness when compared to the year of 2004.

Share of Profit from Investments Accounted for under Equity Method

The Company recorded a loss of Baht 5 million in 2005 from investments accounted for under equity method. This is a decrease when compared to the year 2004 which recorded a gain of Baht 7 million. The main reason was the decrease in the profits of Bangkok Steel Wire Co., Ltd and Imperial Technology Management Service Public Company Limited.

Interest Expenses

The Company's interest expense was Baht 589 million in 2005, an increase of Baht 200 million from 2004, or by approximately 51.21% because the Company consolidated the interest expenses of ITD Cementation India Ltd. to its financial statements and increased the loans for support Suvarnabhumi Airport projects, the Kol Dam project, and the Eua-Arthorn housing project.

Corporate Income Tax for the Period

Corporate income tax was Baht 96 million for 2005, a decrease of Baht 87 million from 2004, or by approximately 47.62%.

Net Earnings (Loss)

As a result of the foregoing, the Company's net earnings in 2005 were Baht 1,262 million, an increase of Baht 44 million from 2004, or by approximately 3.65%.

Financial Statement

(1) Total Assets

Total Assets in 2005 amounted to Baht 42,412 million, an increased of Baht 6,333 million from 2004, or by approximately 17.55% due to the following factors:

- **Current Assets**

  Current Assets amounted to Baht 24,553 million in 2005, an increase of Baht 2,853 million from 2004, or by approximately 13.15%, as a result of an increase in unbilled receivables and withholding tax deducted at source because of the increase in new projects.

- **Trade Accounts Receivable**

  Trade Accounts Receivable in 2005 was Baht 6,777 million, an increase of Baht 3,503 million from 2004, or by approximately 107%. Trade Accounts Receivable were mainly those arising from the existing projects with a term of less than three months and outstanding in the ordinary course of business. These items were not problematic to the Company's business operations. However, the long overdue of Trade Accounts Receivable were valued at Baht 1,509 million. The Company has made a 100% allowance for this doubtful debt in the amount of Baht 1,078 million for any major Trade Accounts Receivable in the private sector. A 50% allowance has been made for those with balances overdue more than 6 months.

- **Investment Accounts under Equity Method**

  Investment Accounts under the Equity Method amounted to Baht 262 million in 2005, a decrease of Baht 7 million from 2004, or by approximately 2.72%, due to the decrease in performance in Bangkok Steel Wire Co., Ltd. and Imperial Technology Management Service Public Company Limited.

- **Other Long -Term Investment**

  Other Long-Term Investment amounted to Baht 1,253 million in 2005, an increase of Baht 580 million from 2004, or by approximately 86.06%, as a result of the Company investing in the Nam Theun 2 Power Co., Ltd. and Nawarat Patanakarn Public Company Limited.

- **Land, Building and Equipment**

  Land, Building and Equipment valuations amounted to Baht 14,271 million in 2005, an increase of Baht 2,880 million from 2004, or by approximately 25.29%, as a result of the Company consolidating the assets of ITD Cementation India Ltd. into its financial statements according to its investment therein, and invested in buildings, factories, machinery and equipment under installation for new projects, such as the Eua-Arthorn housing project and the investments in the factory and machinery of Thai Pride Cement Co., Ltd.

(2) Liquidity

Summary of Cash Flow Statement

(Expressed in thousand Baht)	2003	2004	**2005**
Net cash provided by (used in) operating activities	372,052	2,339,345	**(1,797,784)**
Cash flow from investing activities	(1,301,462)	(4,222,154)	**(4,788,766)**
Cash flow from financing activities	116,574	4,162,840	**4,469,936**
Cash and cash equivalents at end of year	1,961,868	4,241,899	**2,125,285**

As shown in the table above, in 2005 cash flow used in operating activities was Baht 1,798 million because of the increase in trade accounts receivable and decrease in the current portion of advances received from customers under construction contracts from new projects and the progress of existing projects.

In 2005, cash flow used in investing activities amounted to Baht 4,789 million as the Company consolidated the assets of ITD Cementation India Ltd. into its financial statements according to its investment therein.

In cash flow from financing activities, the Company received Baht 4,364 million from increasing share capital in 2005.

The Company's liquidity was increased as shown in Current Ratio and Quick Ratio for the year ended December 31, 2005, being 1.19 times and 0.53 times respectively, due to the increase in construction services which increased the Company's trade accounts receivable.

(3) Cost of Investment

The Company intends to invest in the other busineses related to construction services, i.e. manufacturing and providing construction materials or real estate development.

(4) Financial Resources

4.1) Short-term Debt: The Company's short-term debt consists of:

- general working capital Baht loans; and
- project specific loans in Thailand and internationally.

It was, and remains, the Company's practice to advance funds to its joint ventures for working capital. The Company's short-term debt was incurred at the parent Company level and at the Branch level in other countries. At December 31, 2005 and 2004 the Company, on a consolidated basis, had Baht 4,817 million and Baht 2,988 million respectively outstanding in bank overdrafts and loans from financial institutions. On a stand-alone basis, the Company's corresponding amounts were Baht 3,243 million and Baht 2,784 million. This kind of project tied debt will normally be repaid as the projects progress, with full repayment being achieved at project completion.

4.2) Long-term Debt: The Company's long-term debt consists of:

- long-term foreign loans for equipment purchases and project finance; and
- Thai Baht loans for purchasing the head office building, equipment and project financing.

The Company has used long-term loans for supporting the Company's long term projects. As of December 31, 2005 and 2004 the Company had outstanding long-term loans of Baht 2,424 million and Baht 3,510million respectively.

4.3) Guarantees

As at December 31, 2005 and 2004, there were outstanding guarantees of approximately Baht 24,749 million and Baht 17,344 million respectively issued by financial institutions on behalf of the Company, it subsidiaries and joint ventures in respect of certain performance bonds required in the normal course of business of the Company, its subsidiaries and joint ventures.

As at December 31, 2005 and 2004, there were guarantees of approximately Baht 8,226 million and Baht 7,887 million respectively, issued by the Company to financial institutions and their 3 ventures to secure credit facilities granted by those financial institutions and ventures to subsidiaries, associated and related companies and joint ventures of the Company. The Companyhas issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities). Such guarantees were necessary for the regular operation of the Company and its subsidiaries and its joint ventures.

AUDITORS' REMUNERATION

The annual remuneration of external auditor for the year ended December 31, 2005.

1. Audit fee

The Company or its subsidiaries paid an annual audit fee to;

- The external auditor amount 5,545,000 Baht
- The audit firm of the auditor, connected person/enterprise of the auditor and his/her firm amount - Baht

2. Non-audit fee

In 2005, the Company paid Non-audit fee for other services including examining information, reviewing financial statement in foreign currencies, and tax consulting to;

- The external auditor amount - Baht and must pay in the future for incomplete service amount - Baht
- The audit firm of the auditor, connected person/enterprise of the auditor and his/her firm amount 1,990,373 Baht and must pay in the future for incomplete service amount - Baht

DIVIDEND POLICY

The Board of Directors policy is to pay dividends to the Company's shareholders in each year by using the original dividend policy, which is, the Company will declare and pay dividends in amount of at least 40% of net profit after provision for taxes, provided that such payment of any declared dividend will not impact the on-going operations of the Company.

Subsidiary Companies	Dividend Policy
1. Italian-Thai International Co., Ltd.	- None -
2. Myanmar ITD Co., Ltd.	- None -
3. PT Thailindo Bara Pratama Co., Ltd.	- None -
4. Bhaka Bhumi Development Co., Ltd.	- None -
5. Italian-Thai Development (BVI) Co., Ltd.(1)	- None -
6. Servicescom Investment Co., Ltd.(2)	- None -
7. Ayeyarwady Multitrade Co., Ltd.(3)	- None -
8. Thai Pride Cement Co., Ltd.	- None -
9. Nha Pralarn Crushing Co., Ltd.	- None -
10. Siam Concrete and Brick Products Co., Ltd.	- None -
11. Italthai Marine Co., Ltd.	- None -
12. Italthai Trevi Co., Ltd.	- Not less than 20% of net earnings from the Company as announced provided there will be no effect on its performance
13. Asian Steel Product Co., Ltd.	- Not less than 30% of net earnings for the year
14. Thai Maruken Co., Ltd.	- Not less than 30% of net earnings before taxes
15. Daiwa Jack Co., Ltd.(4)	- None -
16. Mech Co., Ltd.(5)	- None -
17. ITD-VIS Joint Venture(6)	- None -
18. ITAC Joint Venture	- Dividend paid as 3 equal installments in the year following declaration of net profit (after tax and repayment of partner advances)
19. Italian-Thai Skanska Lundby Joint Venture	- None -
20. ITD-EGC Joint Venture(7)	- None -
21. Sumitomo -Italian-Thai Joint Venture	- None -
22. ITD-NSC Joint Venture	- None -
23. ITD-NCC Joint Venture	- None -
24. ITD-NCC Joint Venture (NT-2)	- None -
25. IN Joint Venture	- None -
26. ITD Cementation India Ltd.	- None -
27. ITD-NAWARAT LLC Joint Venture	- None -

(1) Italian-Thai International Co., Ltd. holds 99.99% of the shares of Italian-Thai Development (BVI) Co., Ltd. (subsidiary)

(2) Italian-Thai International Co., Ltd. holds 99.99% of the shares of Servicescom Investment Co., Ltd. (subsidiary)

(3) Italian-Thai International Co., Ltd. holds 99.99% of the shares of Ayeyarwady Multitrade Co., Ltd. (subsidiary)

(4) Thai Maruken Co., Ltd. holds 99.99% of the shares of Daiwa Jack Co., Ltd. (subsidiary)

(5) Thai Maruken Co., Ltd. holds 99.99% of the shares of Mech Co., Ltd. (5) (subsidiary)

(6) Formerly known as "Italian-Thai Development Plc.- Cogifer TF Joint Venture"

(7) Formerly known as "Joint Venture Italian-Thai- Evergreen"

DISPUTES UNDER LITIGATION

Disputes under litigation involving the Company, which may have a negative impact with the amount in dispute being greater than 5% of the shareholders equity as at 31st December 2005 are as follows:

1. Civil Case

Black Index Case No:	1563/2540	**Chonburi Provincial Court**
Case Start Date:	8th May 1997	
Plaintiff:	Chonburi Province by Governor as 1st Plaintiff et al. (Total of 3 persons)	
Defendant:	Pornpenpratarn Company Limited as 1st Defendant et al. (Total of 8 persons) (Italian-Thai Development Public Company Limited and Mr. Premchai Karnasuta as the 6th and 7th Defendants respectively)	
Nature of Charge or Case:	Wrongful acts; invasion of the State's land; rock blasting destroying the natural environment and claim for damages.	
Amount of Claim:	Baht 654,888,949.69	
Current Status:	**The Court ordered, on December 30, 2005, to cancel the title deed No.424 to 427 Tewarak Subdistrict, Sichang Districk, Cholburi Province, cancel Possession Certificate (Sor Khor 1), No. 1 to 8 and No. 11, Moo 3, Thewawong Subdistrict, Sichang Districk, Cholburi Province, as held by Mr.Thong Hongladaromp, 1st-5th Defendant pay Plaintiff for damages at amount of Baht 36,255,532.50 plus with 7.5% of interests during June 11, 1992 to the date they pay for Plaintiff, 1st-8th Defendant pay Plaintiff for damages at amount of Baht 138,300,000 plus with 7.5% of interests during June 11, 1992 to the date they pay for Plaintiff, 1st-8th Defendant is responsible for court fees of Plaintiff by indicated attorney charge at amount Baht 1,000,000. At present, this case is being appealled.**	
Executive Recommendation:	In Appeal Court, the Company has a superior position to win because there are misunderstood matters regarding facts and laws in the resolution of the Provincial Court.	

2. Civil Case

Black Index Case No:	2902/2542	**South Bangkok Civil Court**
Case Start Date:	4th February 1999	
Plaintiff:	Italian-Thai Development Public Company Limited as 1st Plaintiff et al.	
Defendant:	Modern Home Development Co., Ltd.	
Nature of Charge or Case:	Breach of Contract	
Amount of Claim:	Baht 621,010,029.36	
Current Status:	**The Court ordered temporary discharge of case from the Court's register and waited for restructuring of the Defendant. Now the Defendant has achieved all procedures for restructuring and has to pay the Plaintiff amount Baht 591,105,025.04**	
Executive Recommendation:	This case would not have an effect against the Company because 100% allowance has been made for this doubtful debt.	

Litigation which may significantly effected on the Company but cannot be evaluated into monetary value.

- None -

Litigation which is not derived from normal operation of the Company's business

- None -

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

AND ITS SUBSIDIARIES

REPORT AND FINANCIAL STATEMENTS

31 DECEMBER 2005 AND 2004

THE BOARD OF DIRECTOR'S REPORT ON THEIR RESPONSIBILITIES FOR FINANCIAL REPORTS

The Financial Statements for Italian-Thai Development Public Company Limited and its subsidiaries have been prepared in accordance with the policy of the Board of Directors which requires the compliance with generally accepted accounting principles and careful book-keeping to reflect the accurate performance of the Company.

The financial statements provide for the significant disclosure of additional substantial information as shown in the notes attached to the financial statements, as well as explanations and analysis for benefit of the shareholders and general investors.

The Company's Board of Directors recognizes the importance of financial statements by auditing the input financial data. In this regard, the Board of Directors has appointed the Audit Committee comprising independent and non-executive members of the Board to oversee the quality of financial reports. Their opinion is shown in the Report of Audit Committee included in this Annual Report.

Based on the management structure and internal audit system as mentioned above, as well as the audit report produced by the certified public auditor, the Board of Directors is convinced that the financial statements for the Company and its subsidiaries as at 31st December 2005 reasonably represent an accurate statement of the financial status, business performance and cash flow of the Company in accordance with the generally accepted accounting principles.

(Mr. Premchai Karnasuta)
President

(Mrs. Nijaporn Charanachitta)
Senior Executive Vice President

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O. Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
e-mail: ernstyoung.thailand@th.ey.com

Report of Independent Auditor

To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheets of Italian-Thai Development Public Company Limited and its subsidiaries as at 31 December 2005 and 2004, the related consolidated statements of earnings, changes in shareholders' equity and cash flows for the years then ended, and the separate financial statements of Italian-Thai Development Public Company Limited for the same years. These financial statements are the responsibility of the management of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits. As discussed in Note 2.9, I did not audit the financial statements of an overseas project office, a subsidiary and three joint ventures (2004: four subsidiaries and three joint ventures), which are included in the consolidated financial statements, with total assets as at 31 December 2005 of Baht 2,479 million (2004: Baht 878 million) and total revenues for the year then ended amounting to Baht 2,503 million (2004: Baht 1,446 million). In addition, the Company's financial statements as at 31 December 2005 include investments in the aforesaid subsidiaries and joint ventures accounted for under the equity method amounting to Baht 766 million (2004: Baht 657 million) and share of profit (loss) from investments accounted for under equity method for the year then ended amounting to Baht 95 million (2004: Baht (36) million). The financial statements of the above an overseas project office, subsidiaries and joint ventures were audited by other auditors, whose reports I have received, and my opinion, in so far as it relates to the amounts of the various transactions of these overseas project office, subsidiaries and joint ventures included in the consolidated financial statements and the separate financial statements of the Company, is based on the reports of these auditors.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, together with the reports of the other auditors discussed in the first paragraph, provide a reasonable basis for my opinion.

In my opinion, based on my audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Italian-Thai Development Public Company Limited and its subsidiaries and of Italian-Thai Development Public Company Limited as at 31 December 2005 and 2004, and the results of their operations and their cash flows for the years then ended in accordance with generally accepted accounting principles.

Without qualifying my opinion on the financial statements, I draw attention to the following matter: -

As discussed in Note 22 to the financial statements as at 31 December 2005 the Company has outstanding retention receivable from the company which operates the skytrain totaling approximately Baht 473 million. This company is currently restructuring its debts. As discussed in Note 27.1 to the financial statements the Company transferred liabilities to a special purpose vehicle, and also transferred subordinated assets to the special purpose vehicle for it to sell to make settlement of the liabilities. In this respect the Company is obliged to provide loans to the special purpose vehicle for it to settle any indebtedness till outstanding. The outstanding balance as at 31 December 2005 was Baht 1,969 million. Asset of the special purpose vehicle include amounts receivable from and investment in the above operator of the skytrain. There is uncertainty as to the contingent liability that would arise if the saleable value of the subordinated assets were less than the liability in the future. However, the Company has not yet recognised gains totaling Baht 229 million from the transfer of the subordinated assets and has suspended such amount to meet such future obligations. The Company and the special purpose vehicle are currently negotiating the sale of the receivable from and investment in the operator of the skytrain and on the basis of the price preliminarily agreed. The Company has set aside allowance for loss in an amount equal to the anticipated actual losses and the Company's obligations to the special purpose vehicle in 2005, or a total of Baht 427 million. This is presented under the caption of "Allowance on impairment of assets and contingent liabilities".

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok: 25 February 2006

BALANCE SHEETS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		AS AT 31 DECEMBER 2005 AND 2004			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit: Thousand Baht)	Note	**2005**	2004	**2005**	2004
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	4	**2,177,198**	4,251,394	**664,954**	980,492
Pledged deposits at banks	5	**805,843**	645,234	**763,002**	535,964
Trade accounts receivable - net	6	**6,777,390**	3,274,138	**2,994,042**	1,993,635
Trade accounts receivable - related parties - net	7	**1,267,825**	1,161,606	**1,509,822**	1,996,449
Short-term loans and advances to related parties - net	8	**12,281**	45,367	**1,781,121**	806,362
Unbilled receivable		**6,942,970**	6,639,729	**4,568,065**	4,457,032
Current portion of accounts receivable - retention	22	**1,833,543**	1,299,243	**1,529,926**	999,460
Inventories and work in progress - net	9	**1,824,377**	2,019,111	**702,321**	782,802
Other current assets					
Withholding tax deducted at source		**1,492,757**	1,069,387	**918,641**	700,357
Value added tax refundable		**242,012**	426,722	**-**	-
Loans to other companies		**275,432**	215,553	**-**	-
Advance for machinery, material purchase and land awaiting development		**90,435**	198,307	**10,420**	-
Current portion of receivable from sale of land		**503,390**	260,201	**-**	-
Others		**307,857**	194,454	**112,999**	77,230
TOTAL CURRENT ASSETS		**24,553,310**	21,700,446	**15,555,313**	13,329,783
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		**199,585**	70,722	**20,594**	53,902
Receivable from sale of land, net of current portion		**101,835**	594,336	**-**	-
Investments accounted for under equity method	10.1	**261,791**	269,109	**4,187,760**	2,500,015
Other long-term investments	10.2	**1,252,993**	673,435	**1,228,784**	645,719
Excess of net book value of subsidiaries over cost of investments		**(10,036)**	(10,036)	**-**	-
Long-term loans and advances to related parties - net	11	**-**	290,333	**1,985,622**	3,530,725
Loan to other party	12	**245,311**	-	**245,311**	-
Property, plant and equipment - net	13	**14,271,167**	11,390,924	**10,116,682**	10,164,094
Advances for subcontractors		**683,952**	421,359	**382,355**	29,125
Deferred charges		**188,697**	262,326	**-**	-
Goodwill		**510,847**	309,846	**-**	-
Other non-current assets		**152,125**	106,152	**94,933**	68,467
TOTAL NON-CURRENT ASSETS		**17,858,267**	14,378,506	**18,262,041**	16,992,047
TOTAL ASSETS		**42,411,577**	36,078,952	**33,817,354**	30,321,830

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		AS AT 31 DECEMBER 2005 AND 2004			
		CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	Note	**2005**	2004	**2005**	2004
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	14	**4,816,743**	2,987,861	**3,242,877**	2,784,106
Current portion of accounts payable - trust receipts		**1,091,609**	962,116	**605,473**	830,672
Trade accounts payable		**6,625,304**	6,909,168	**3,887,779**	3,990,599
Billing in excess of contract work in progress		**455,720**	371,415	**216,931**	371,415
Trade accounts payable - related parties	15	**1,472,934**	1,399,042	**1,104,533**	1,118,037
Short-term loans and advances from related parties	16	**977,880**	282,312	**685,299**	660,983
Current portion of advances received from customers under construction contracts		**2,163,115**	3,582,205	**1,666,384**	1,556,729
Current portion of hire purchases payables	17	**436,121**	404,265	**429,038**	403,551
Current portion of long-term loans	18	**683,878**	745,606	**583,446**	703,051
Other current liabilities					
Corporate income tax payable		**44,420**	44,648	**1,149**	-
Value added tax payable		**-**	-	**27,331**	12,008
Accrued expenses		**497,184**	253,179	**390,322**	191,787
Current portion of reserve for project expenses		**73,781**	95,699	**73,781**	95,699
Account payable to related party - share purchase		**56,809**	56,809	**56,809**	56,809
Accounts payable - retention		**499,858**	408,748	**203,516**	103,861
Others		**801,874**	203,377	**111,909**	113,270
TOTAL CURRENT LIABILITIES		**20,697,230**	18,706,450	**13,286,577**	12,992,577
NON-CURRENT LIABILITIES					
Reserve for project expenses, net of current portion		**78,750**	152,530	**78,750**	152,530
Deferred gain on transferring assets to special purpose vehicle	27.1	**229,574**	229,574	**229,574**	229,574
Allowance on diminution in value of assets and contingent liabilities	22, 27.1	**426,520**	-	**426,520**	-
Accounts payable - trust receipts, net of current portion		**310,138**	1,065,484	**310,138**	1,065,484
Advances received from customers under construction contracts, net of current portion		**880,378**	350,718	**120,478**	299,454
Hire purchases payable, net of current portion	17	**860,277**	1,147,979	**845,435**	1,145,795
Long-term loans, net of current portion	18	**1,740,533**	2,764,469	**988,106**	2,383,243
Loan from directors		**6,184**	11,706	**-**	-
Provision for loss from investments accounted for under equity method	10.1	**-**	-	**670,135**	547,016
Other non-current liabilities		**10,813**	-	**10,813**	-
TOTAL NON-CURRENT LIABILITIES		**4,543,167**	5,722,460	**3,679,949**	5,823,096
TOTAL LIABILITIES		**25,240,397**	24,428,910	**16,966,526**	18,815,673

The accompanying notes are an integral part of the financial statements

BALANCE SHEETS (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		AS AT 31 DECEMBER 2005 AND 2004			
		CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	Note	**2005**	2004	**2005**	2004
SHAREHOLDERS' EQUITY					
Share capital	20				
Registered share capital					
4,193,678,180 ordinary shares of Baht 1 each					
(2004: 4,593,678,180 ordinary shares of Baht 1 each)		**4,193,678**	4,593,678	**4,193,678**	4,593,678
Issued and fully paid share capital					
4,193,678,180 ordinary shares of Baht 1 each					
(2004: 3,738,678,180 ordinary shares of Baht 1 each)		**4,193,678**	3,738,678	**4,193,678**	3,738,678
Share premium		**5,515,363**	1,606,625	**5,515,363**	1,606,625
Unrealised gain on changes in value of investments		**7,380**	39,331	**7,380**	39,331
Translation adjustment	2.5	**7,323**	(76,837)	**(32,385)**	(76,837)
Retained earnings					
Appropriated - statutory reserve	25	**388,897**	325,798	**382,364**	319,265
Unappropriated		**6,777,895**	5,872,562	**6,784,428**	5,879,095
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		**16,890,536**	11,506,157	**16,850,828**	11,506,157
MINORITY INTERESTS - Equity attributable to minority shareholders of subsidiaries		**280,644**	143,885	**-**	-
TOTAL SHAREHOLDERS' EQUITY		**17,171,180**	11,650,042	**16,850,828**	11,506,157
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**42,411,577**	36,078,952	**33,817,354**	30,321,830

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF EARNINGS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit: Thousand Baht)	Note	**2005**	2004	**2005**	2004
REVENUES					
Revenues from construction services		**37,984,965**	30,454,202	**24,580,784**	19,667,171
Interest income		**64,642**	75,313	**82,707**	47,274
Gain on exchange		**32,625**	-	**37,181**	-
Others		**912,282**	517,677	**758,250**	487,021
TOTAL REVENUES		**38,994,514**	31,047,192	**25,458,922**	20,201,466
EXPENSES					
Cost of services		**35,558,257**	28,303,019	**22,939,269**	18,304,795
Administrative expenses		**1,118,024**	815,423	**741,396**	520,393
Loss on exchange		**-**	109,494	**-**	94,070
TOTAL EXPENSES		**36,676,281**	29,227,936	**23,680,665**	18,919,258
EARNINGS FROM OPERATION		**2,318,233**	1,819,256	**1,778,257**	1,282,208
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL ACCOUNTS	12	**122,107**	(89,724)	**176,976**	(62,803)
LOSS ON IMPAIRMENT OF INVESTMENTS	10.2	**-**	(113,378)	**-**	(7,800)
LOSS ON IMPAIRMENT OF ASSETS AND CONTINGENT LIABILITIES	22, 27.1	**(426,520)**	-	**(426,520)**	-
REVERSAL OF AMOUNT DUE TO RELATED PARTY FORGIVENESS - NET		**-**	211,702	**-**	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	10.2	**(4,855)**	7,495	**182,372**	377,332
LOSS ON SALES OF INVESTMENTS		**(3,040)**	-	**(3,040)**	-
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		**2,005,925**	1,835,351	**1,708,045**	1,588,937
INTEREST EXPENSES		**(589,196)**	(389,657)	**(440,445)**	(333,245)
CORPORATE INCOME TAX	19	**(95,857)**	(182,988)	**(5,611)**	(38,170)
EARNINGS AFTER INCOME TAX		**1,320,872**	1,262,706	**1,261,989**	1,217,522
NET EARNINGS OF MINORITY INTERESTS		**(58,883)**	(45,184)	**-**	-
NET EARNINGS FOR THE YEAR		**1,261,989**	1,217,522	**1,261,989**	1,217,522

(Unit: Baht)

BASIC EARNINGS PER SHARE				
Net earnings	**0.30**	0.33	**0.30**	0.33

(Unit: Thousand shares)

Weighted average number of ordinary shares	**4,162,445**	3,738,678	**4,162,445**	3,738,678

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004							
		CONSOLIDATED							
						Retained earnings			
(Unit: Thousand Baht)	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Minority interests	Total
Balance - as at 1 January 2004		3,738,678	1,606,625	55,000	(151,739)	264,922	4,902,850	90,687	10,507,023
Unrealised loss on changes in value of investments		-	-	(15,669)	-	-	-	-	(15,669)
Translation adjustment		-	-	-	74,902	-	-	-	74,902
Items unrealised in earnings statement		-	-	(15,669)	74,902	-	-	-	59,233
Net earnings for the year 2004		-	-	-	-	-	1,217,522	-	1,217,522
Transferred to statutory reserve		-	-	-	-	60,876	(60,876)	-	-
Dividend paid	21	-	-	-	-	-	(186,934)	-	(186,934)
Investment in subsidiaries during the year		-	-	-	-	-	-	14,051	14,051
Minority interests for the year 2004		-	-	-	-	-	-	45,184	45,184
Decrease in minority interests from additional purchase of investment in a subsidiary		-	-	-	-	-	-	(4,566)	(4,566)
Dividend paid from subsidiary		-	-	-	-	-	-	(1,471)	(1,471)
Balance - as at 31 December 2004		3,738,678	1,606,625	39,331	(76,837)	325,798	5,872,562	143,885	11,650,042
Unrealised loss on changes in value of investments		-	-	(31,951)	-	-	-	-	(31,951)
Translation adjustment		-	-	-	84,160	-	-	-	84,160
Items unrealised in earnings statement		-	-	(31,951)	84,160	-	-	-	52,209
Net earnings for the year 2005		-	-	-	-	-	1,261,989	-	1,261,989
Transferred to statutory reserve		-	-	-	-	63,099	(63,099)	-	-
Dividend paid	21	-	-	-	-	-	(293,557)	-	(293,557)
Ordinary shares issued during the year	20	455,000	-	-	-	-	-	-	455,000
Share premium on new ordinary shares	20	-	3,908,738	-	-	-	-	-	3,908,738
Investments in subsidiaries during the year	10.1	-	-	-	-	-	-	87,684	87,684
Minority interests for the year 2005		-	-	-	-	-	-	58,883	58,883
Dividend paid from subsidiary		-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 31 December 2005		4,193,678	5,515,363	7,380	7,323	388,897	6,777,895	280,644	17,171,180

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004						
		THE COMPANY ONLY						
						Retained earnings		
(Unit: Thousand Baht)	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Total
Balance - as at 1 January 2004		3,738,678	1,606,625	55,000	(151,739)	258,389	4,909,383	10,416,336
Unrealised loss on changes in value of investments		-	-	(15,669)	-	-	-	(15,669)
Translation adjustment		-	-	-	74,902	-	-	74,902
Items unrealised in earnings statement		-	-	(15,669)	74,902	-	-	59,233
Net earnings for the year 2004		-	-	-	-	-	1,217,522	1,217,522
Transferred to statutory reserve		-	-	-	-	60,876	(60,876)	-
Dividend paid	21	-	-	-	-	-	(186,934)	(186,934)
Balance - as at 31 December 2004		3,738,678	1,606,625	39,331	(76,837)	319,265	5,879,095	11,506,157
Unrealised loss on changes in value of investments		-	-	(31,951)	-	-	-	(31,951)
Translation adjustment		-	-	-	44,452	-	-	44,452
Items unrealised in earnings statement		-	-	(31,951)	44,452	-	-	12,501
Net earnings for the year 2005		-	-	-	-	-	1,261,989	1,261,989
Transferred to statutory reserve		-	-	-	-	63,099	(63,099)	-
Dividend paid	21	-	-	-	-	-	(293,557)	(293,557)
Ordinary shares issued during the year	20	455,000	-	-	-	-	-	455,000
Share premium on new ordinary shares	20	-	3,908,738	-	-	-	-	3,908,738
Balance - as at 31 December 2005		4,193,678	5,515,363	7,380	(32,385)	382,364	6,784,428	16,850,828

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

	FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004			
	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	2005	2004	2005	2004
Cash flows from operating activities				
Net earnings	1,261,989	1,217,522	1,261,989	1,217,522
Adjustments to reconcile net earnings to net cash from (used in) operating activities:-				
Unrealized (gain) loss on exchange	(72,483)	49,972	(65,892)	40,549
Share of (profit) loss from investments in subsidiaries and joint ventures	-	-	187,227	(369,837)
Share of loss from investments in associated companies	(4,855)	(7,495)	(4,855)	(7,495)
Minority interests	58,883	45,184	-	-
Allowance for doubtful debts (reversal)	(122,107)	89,724	(176,976)	62,803
Loss on sales of investments	3,040	-	3,040	-
Depreciation and amortisation	1,295,657	1,178,574	1,030,179	841,830
Amortisation of goodwill	8,989	770	-	-
Reversal of amount due to related party forgiveness - net	-	(211,702)	-	-
Loss on impairment of investments	-	113,378	-	7,800
Allowance on impairment of assets and contingent liabilities	426,520	-	426,520	-
Net earnings before changes in operating assets and liabilities	2,855,633	2,475,927	2,661,232	1,793,172
Operating assets (increase) decrease				
Trade accounts receivable	(3,613,937)	(481,343)	(1,067,369)	(496,788)
Trade accounts receivable - related parties	(120,405)	(423,562)	486,627	(675,605)
Loans and advances to related parties	326,419	(320,581)	573,344	(2,828,599)
Unbilled receivable	(303,241)	(2,686,097)	(111,033)	(1,792,956)
Accounts receivable - retention	(659,788)	95,310	(493,784)	(181,492)
Inventories and work in progress	194,734	(671,802)	80,481	(361,880)
Withholding tax deducted at source	(423,370)	(56,007)	(218,284)	82,037
Value added tax refundable	184,710	2,230	-	30,958
Loans to other companies	(61,647)	58,476	(1,768)	48,252
Advance for subcontractors	(260,929)	(40,074)	(353,230)	(29,125)
Advance for machinery, material purchase and land awaiting development	107,872	(198,307)	(10,420)	-
Receivable from sale of land	249,312	(854,537)	-	-
Other current assets	(113,401)	(2,619)	(35,771)	(19,187)
Operating liabilities increase (decrease)				
Trade accounts payable	(284,069)	3,660,047	(102,820)	1,954,633
Trade accounts payable - related parties	72,738	252,641	(13,504)	400,759
Billing in excess of contract work in progress	84,305	195,611	(154,484)	244,430
Advances received from customers under construction contracts	(885,008)	1,300,470	(69,321)	1,581,017
Corporate income tax payable	(228)	(126,045)	1,149	(90,577)
Accrued expenses	244,005	(70,609)	198,535	48,575
Reserve for project expenses	(95,698)	(81,208)	(95,698)	(81,206)
Accounts payable - retention	94,503	208,718	99,655	31,318
Value added tax payable	-	-	15,323	12,008
Other current liabilities	598,497	102,706	(1,361)	71,987
Other liabilities	11,209	-	11,209	-
Net cash provided by (used in) operating activities	(1,797,784)	2,339,345	1,398,708	(258,269)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS (Continued)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

		FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004			
		CONSOLIDATED		**THE COMPANY ONLY**	
(Unit: Thousand Baht)	Note	**2005**	2004	**2005**	2004
Cash flows from investing activities					
Increase in property, plant and equipment - net		**(4,175,900)**	(3,842,580)	**(982,767)**	(3,244,417)
Decrease (increase) in deferred charges		**73,629**	(262,326)	**-**	-
Increase in investments accounted for under equity method		**(197,817)**	(92,027)	**(1,746,998)**	(655,195)
Increase in other long-term investments		**(615,509)**	(32,792)	**(619,015)**	(7,381)
Cash receipt from sales of investments		**960**	-	**960**	-
Increase in minority interest from purchases of subsidiaries		**87,684**	-	**-**	-
Decrease in share subscription payable		**-**	(82,119)	**-**	(82,119)
Translation adjustment		**84,160**	74,902	**44,452**	74,902
Decrease (increase) in other assets		**(45,973)**	14,788	**(26,466)**	(9,854)
Net cash used in investing activities		**(4,788,766)**	(4,222,154)	**(3,329,834)**	(3,924,064)
Cash flows from financing activities					
Increase in cash at banks with maturity of more than three months and those pledged		**(203,027)**	(65,565)	**(278,801)**	(99,481)
Increase in bank overdrafts and loans from financial institutions		**1,830,390**	2,127,503	**458,771**	2,242,080
Increase (decrease) in loans and advances from related parties		**695,568**	(114,472)	**24,316**	82,279
Increase (decrease) in long-term loans		**(1,085,664)**	1,984,669	**(1,514,742)**	1,758,114
Increase (decrease) in hire purchases payables		**(196,329)**	(149,528)	**(215,356)**	61,850
Increase (decrease) in accounts payable - trust receipts		**(625,853)**	554,992	**(980,545)**	425,296
Increase (decrease) in loan from directors		**(5,522)**	11,706	**-**	-
Dividend paid		**(293,557)**	(186,465)	**(293,557)**	(186,465)
Subsidiary paid dividend to its shareholders		**(9,808)**	-	**-**	-
Receipt of increased share capital		**4,363,738**	-	**4,363,738**	-
Net cash provided by financing activities		**4,469,936**	4,162,840	**1,563,824**	4,283,673
Net increase (decrease) in cash and cash equivalents		**(2,116,614)**	2,280,031	**(367,302)**	101,340
Cash and cash equivalents at beginning of year		**4,241,899**	1,961,868	**980,358**	879,018
Cash and cash equivalents at end of year	4	**2,125,285**	4,241,899	**613,056**	980,358
Supplemental cash flows information					
Cash paid during the year for:-					
Interest expense		**784,282**	396,323	**482,183**	327,337
Corporate income tax		**858,789**	903,510	**485,971**	548,422
Non cash transactions:-					
Unrealised loss on changes in value of investments		**31,951**	15,669	**31,951**	15,669

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
AS AT 31 DECEMBER 2005 AND 2004

1. GENERAL INFORMATION

Italian-Thai Development Public Company Limited was incorporated as a public limited company under Thai laws. The Company operates in Thailand and its principal activity is the provision of construction services. Its registered office is located at 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

The financial statements of the ITO Joint Venture ("the Joint Venture") are included in the consolidated financial statements in proportion to the 40% interest held by the Company.

Substantial of the construction work on the main passenger terminal building and concourse building, together with the installation of 26 CTX bomb scanners and baggage handling system has been completed on 28 September 2005, meeting the criteria of the condition of the contracts that substantial completion is to be achieved and work handed over to the project owner on 29 September 2005 for use in technical flight testing of the airport. Under the contract the construction work and systems testing work that is not yet completed is to be completed within 6 months from 28 September 2005, or by 28 March 2006, which is the date stipulated for Final Completion. Airports of Thailand Public Company Limited (formerly known as "The New Bangkok International Airport Company Limited") and its consultants are currently conducting official inspection of the work delivered by the Joint Venture. Such inspection requires manpower and time because this is a large project with a large volume of work and high level of complexity. Therefore, under the conditions of the contract the Joint Venture is not currently in a position whereby it would be fined and the inspection process prior to accepting delivery of the work is still being conducted by Airports of Thailand Public Company Limited. However, if it is proved that there was a delay due to any fault of the Joint Venture, it will be subject to a fine of Baht 2.5 million per day in accordance with the conditions of the contract, and the Company would be responsible for such fine in proportion to its interest in the Joint Venture, at a rate of Baht 1 million per day.

2. BASIS OF CONSOLIDATION

2.1 The consolidated financial statements include the financial statements for the years ended 31 December 2005 and 2004 of Italian-Thai Development Public Company Limited (hereinafter called "the Company"), its subsidiaries, and its jointly controlled joint ventures (applying the proportionate consolidated method) as follows: -

Company name	Place of business	Percentage owned by the Company	
		2005	2004
Subsidiaries:			
Myanmar ITD Co., Ltd.	Myanmar	**99.99**	99.99
Italian-Thai International Co., Ltd. and its subsidiaries (99.99% owned): - Italian-Thai Development (BVI) Co., Ltd., Servicescom Investment Ltd., and Ayeyarwady Multitrade Co., Ltd.	Thailand	**99.99**	99.99
PT. Thailindo Bara Pratama	Indonesia	**99.99**	99.99
Bhaka Bhumi Development Co., Ltd.	Thailand	**99.99**	99.99
Thai Pride Cement Co., Ltd.	Thailand	**99.99**	99.99
Nha Pralan Crushing Plant Co., Ltd.	Thailand	**99.91**	99.91
Siam Concrete and Brick Products Co., Ltd.	Thailand	**99.70**	99.70
Italthai Marine Ltd.	Thailand	**86.96**	86.96
ITD Cementation India Limited (Formerly known "Skanska Cementation India Limited")	India	**80.48**	-
Italthai Trevi Co., Ltd.	Thailand	**80.45**	80.45
Asian Steel Product Co., Ltd.	Thailand	**69.90**	69.90
Thai Maruken Co., Ltd. (Thai Maruken Co., Ltd. and its subsidiaries (99.9% owned): - ·Daiwa Jack Co., Ltd. and Mech Co., Ltd.)	Thailand	**50.96**	50.96
ITD - NAWARAT LLC.	United Arab Emirates	**49.00**	-

Company name	Place of business	Percentage owned by the Company	
		2005	2004
Joint ventures (proportionate consolidation):			
ITD - VIS Joint Venture	Thailand	**65.00**	65.00
ITD - NSC Joint Venture	Thailand	**50.50**	50.50
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	Thailand	**60.00**	60.00
Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Thailand	**60.00**	60.00
ITD - NCC Joint Venture (NT-2)	Laos	**60.00**	60.00
ITD - EGC Joint Venture (Formerly known as "Joint Venture Italian-Thai - Evergreen")"	Taiwan	**55.00**	55.00
Sumitomo - Italian-Thai Joint Venture	Thailand	**51.00**	51.00
ITD - NCC Joint Venture	Thailand	**51.00**	51.00
IN Joint Venture	Thailand	**51.00**	51.00
Shimizu - ITD Joint Venture (2)	Laos	**49.00**	49.00
Ando and Italian-Thai Development Joint venture	Thailand	**45.00**	45.00
Thai Ando and Italian-Thai Development Joint Venture	Thailand	**45.00**	45.00
ITO Joint Venture	Thailand	**40.00**	40.00
Shimizu - ITD Joint Venture	Bangladesh	**40.00**	40.00
IOT Joint Venture	Thailand	**40.00**	40.00
POC - ITD Joint Venture	Kingdom of Cambodia	**40.00**	-
ION Joint Venture	Thailand	**39.00**	39.00
IDS Joint Venture	Thailand	**35.00**	35.00
I.C.C.T. Joint Venture	Thailand	**25.00**	25.00
NWR, ITD, CNT & AS Joint Venture	Thailand	**25.00**	25.00
Joint Venture Evergreen - Italian-Thai - PEWC	Taiwan	**25.00**	25.00

2.2 In the current year, the Company has invested 80.48 percent and 49.00 percent in ordinary shares of ITD Cementation India Limited and ITD - NAWARAT LLC., respectively. In addition, the Company has invested in a 40% interest in POC - ITD Joint Venture.

2.3 The financial statements of ITD - NAWARAT LLC. are included in the consolidated financial statements although the Company's shareholding is 49 percent. This is because the Company has control over that company.

2.4 The consolidated financial statements have excluded the financial statements of Siam Pacific Holding Company Limited which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totaling 50.99 percent) and Praram 9 Square Hotel Ltd. of which 50 percent and 10 percent (totaling 60 percent) of its shares are held by the Company and its subsidiaries because the Company has no control over such companies and such companies are not considered as subsidiaries. There is no material effect on the consolidated financial statements for such exclusion.

2.5 The financial statements of the associated companies, joint ventures, subsidiaries, and branches incorporated in overseas are translated into Thai Baht at the closing exchange rates as to assets and liabilities, and at the average exchange rates as to revenues and expenses. The resultant difference has been shown under the caption of "Translation adjustment" in the shareholders' equity.

2.6 Intercompany balances and material intercompany transactions were eliminated from the consolidated financial statements. Intercompany profit included in inventories at the end of the year had no significant effect on the consolidated financial statements.

2.7 Investments in the subsidiaries in the Company's books were eliminated with the subsidiaries' share capital and retained earnings at the acquisition date. The difference has been presented under the caption of "Excess of net book value of subsidiaries over cost of investments" in the consolidated balance sheets.

2.8 The differences between cost of investments and the value ascribed to the equity in subsidiaries at the time of acquisition are shown under the caption of "Goodwill" in the consolidated balance sheets and subject to amortisation over the period of 20 years and the quantity of limestone mined.

2.9 The financial statements for the year ended 31 December 2005 of an overseas project office, a subsidiary and three joint ventures which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets, revenues, investments accounted for under equity method and share of profit (loss) from investments accounted for under equity method are as follows: -

(Unit: Million Baht)	Total assets	Total revenues	Investments accounted for under equity method	Share of profit (loss) from investments accounted for under equity method
KOLDAM project office	1,494	1,394	-	(22)
PT. Thailindo Bara Pratama	36	95	5	90
Joint Venture Evergreen - Italian-Thai - PEWC	226	11	696	(1)
ITD-EGC Joint Venture (formerly known as				
"Joint Venture Italian-Thai - Evergreen")	692	901	48	23
NWR, ITD, CNT & AS Joint Venture	31	102	17	5
	2,479	2,503	766	95

The financial statements for the year ended 31 December 2004 of four subsidiaries and three joint ventures which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets, revenues, investments accounted for under equity method and share of profit (loss) from investments accounted for under equity method are as follows: -

(Unit: Million Baht)	Total assets	Total revenues	Investments accounted for under equity method	Share of profit (loss) from investments accounted for under equity method
PT. Thailindo Bara Pratama	112	61	(63)	(222)
Myanmar ITD Co., Ltd.	1	-	(15)	(1)
Daiwa Jack Co., Ltd. (held by Thai Maruken Co., Ltd.)	11	-	-	-
Mech Co., Ltd. (held by Thai Maruken Co., Ltd.)	2	-	-	-
Joint Venture Evergreen - Italian-Thai - PEWC	40	294	697	160
ITD - EGC Joint Venture (Formerly known as				
"Joint Venture Italian-Thai - Evergreen")	616	849	26	21
NWR, ITD, CNT & AS Joint Venture	96	242	12	6
	878	1,446	657	(36)

2.10 The financial statements for the year ended 31 December 2005 of three overseas subsidiaries and three overseas joint ventures which are included in the consolidated financial statements (2004: an overseas subsidiary and an overseas joint venture) were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2005 were Baht 638 million (2004: Baht 1,011 million) and their aggregate revenues for the year ended 31 December 2005 were Baht 1,296 million (2004: no aggregate revenues).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting standards enunciated under the Accounting Profession Act B.E. 2547.

Significant accounting policies adopted by the Company, its subsidiaries, and its jointly controlled joint ventures are summarised below.

3.1 Revenues

Revenues from construction services, excluding value added tax, are recognised on the basis of percentage of completion. The recognised revenues which have not yet been due as per contracts have been presented as "Unbilled receivable" in the balance sheet. The installment amounts due and received according to the contracts but not yet recognised as revenue have been presented as "Billing in excess of contract work in progress" in the balance sheet.

Sales of goods are recognized when products are delivered and title passes to customers.

3.2 Cash and cash equivalents

Cash and cash equivalents include cash in hand and at financial institutions with an original maturity of 3 months or less and free from restriction.

3.3 Investments

Investments in available-for-sale securities, both held for short-term and long-term investments, are determined at fair value. The change in value of securities is recorded as separate item in shareholders' equity until securities are sold, the change shall be included in earnings statements.

Investments in non-marketable equity securities, which the Company holds as other investments, are valued at cost, net of allowance for impairment (if any).

The fair value of marketable securities is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange of Thailand. The fair value of unit trust is determined from its net assets value.

The Company, its subsidiaries and joint ventures recorded loss on impairment (if any) of investments in available-for-sale securities and other investments are included in determining earnings when the carrying amount exceeds its recoverable value.

The Company, its subsidiaries and joint ventures used the weighted average method for computation of the cost of investments.

Investments in subsidiaries and joint ventures in the Company's financial statements and investments in associated companies in the consolidated statements and the Company's financial statements recorded under the equity method, being recorded at cost at the acquisition date and, for each subsequent year, adjusted to incorporate the Company's proportionate share of the operating results of the subsidiaries, associated companies and joint ventures.

Losses in excess of the cost of investments in subsidiaries, associated companies and joint ventures are presented as non-current liabilities in the balance sheets under the caption "Provision for loss in investment accounted for under equity method".

3.4 Inventories and work in progress

Inventories and work in progress are valued at the lower of cost (weighted average method) or net realisable value.

3.5 Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is calculated by reference to their costs on the straight-line method at the rates of 5 percent and 8.33-33.33 percent per annum, respectively. No depreciation is provided for land.

3.6 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. Allowance for doubtful accounts is provided for the estimated losses that may incur in collection of receivables. The allowance is based on collection experience and current status of receivables outstanding at the balance sheet date.

3.7 Financial lease contracts

The Company and its subsidiaries regard a lease that transfers substantially all the risks and rewards to ownership as a financial lease whereby the fair value of the leased properties is recorded as assets and commitment of the future rental (deducted interest portion) as liabilities.

Interest expense or finance charge is included in determining earnings according to the remaining balance of the liabilities.

3.8 Foreign currencies

Foreign currency transactions during the year are translated into Baht at the rates ruling on the transaction dates. Assets and liabilities in foreign currencies outstanding on the balance sheet date are translated into Baht at the rates ruling on the balance sheet date.

Exchange gains and losses are included in determining earnings.

3.9 **Use of accounting estimates**

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates for certain accounting transactions, affecting amounts reported in the financial statements and notes related thereto. Subsequent actual results may differ from these estimates.

3.10 **Basic earnings per share**

Basic earnings per share is calculated by dividing net earnings for the year by the weighted average number of ordinary shares held by outside parties in issue during the year.

3.11 **Provident fund**

The Company and certain subsidiaries and their employees have jointly established a provident scheme in accordance with the Provident Fund Act. B.E. 2530. Such fund is monthly contributed by their employees and the Company at the rate of 2 percent of salary.

4. CASH AND CASH EQUIVALENTS

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	**2005**	2004	**2005**	2004
Cash and deposits at banks	**2,177,198**	4,251,394	**664,954**	980,492
Less: Amounts with maturity of more than 3 months	**(51,913)**	(9,495)	**(51,898)**	(134)
Cash and cash equivalents	**2,125,285**	4,241,899	**613,056**	980,358

5. PLEDGED DEPOSITS AT BANKS

5.1 As at 31 December 2005, approximately Baht 84 million (2004: Baht 186 million) and approximately Baht 589 million of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects and stand by letter of credit. Furthermore, approximately Baht 62 million (2004: Baht 122 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 71 million (2004: Baht 141 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

5.2 As at 31 December 2004, the Company has placed Baht 196 million in an Escrow account, to be reserve for investment in ITD Cementation India Limited (formerly known as "Skanska Cementation India Limited"), a construction contractor operating in India and listed on an Indian stock exchange.

6. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 31 December 2005 and 2004 is as follows: -

Overdue	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	**2005**	2004	**2005**	2004
Less than 3 months	**5,713,460**	2,834,813	**2,744,570**	1,778,762
3 - 6 months	**293,959**	264,988	**154,759**	156,466
6 - 12 months	**338,443**	78,190	**94,585**	20,928
More than 12 months	**1,509,321**	1,422,565	**1,018,683**	1,100,469
Total	**7,855,183**	4,600,556	**4,012,597**	3,056,625
Less: Allowance for doubtful accounts	**(1,077,793)**	(1,326,418)	**(1,018,555)**	(1,062,990)
Trade accounts receivable - net	**6,777,390**	3,274,138	**2,994,042**	1,993,635

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue more than 6 months.

7. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The outstanding balances of related parties as at 31 December 2005 and 2004 are as follows: -

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	**2005**	2004	**2005**	2004
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	**444,556**	761,288
IOT Joint Venture	-	-	**299,823**	586,569
Thai Pride Cement Co., Ltd.	-	-	**107,541**	39,681
ITD - NCC Joint Venture (NT-2)	-	-	**85,187**	62,759
ITD - VIS Joint Venture	-	-	**51,122**	47,454
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	**49,490**	53,803
ITD - NCC Joint Venture	-	-	**40,329**	49,257
PT. Thailindo Bara Pratama	-	-	**36,872**	36,872
Shimizu - ITD Joint Venture	-	-	**36,271**	13,164
Shumizu - ITD Joint Venture (2)	-	-	**31,944**	6,192
Italian - Thai International Co., Ltd.	-	-	**31,534**	33,873
Sumitomo - Italian-Thai Joint Venture	-	-	**29,184**	46,058
IN Joint Venture	-	-	**20,439**	43,272
Bhaka Bhumi Development Co., Ltd.	-	-	**11,779**	14,010
IDS Joint Venture	-	-	**5,656**	12,714
Siam Concrete and Brick Products Co., Ltd.	-	-	**8,015**	10,106
NWR, ITD, CNT & AS Joint Venture	-	-	**161**	35,941
Others	-	-	**47,676**	68,026
Total	-	-	**1,337,579**	1,921,039
Less: Allowance for doubtful accounts	-	-	-	(21,900)
Net	-	-	**1,337,579**	1,899,139
Associated companies				
MCRP Construction Corporation, Philippines	**816,643**	853,149	**765,824**	814,134
Others	**13,442**	7,986	**13,082**	7,627
Total	**830,085**	861,135	**778,906**	821,761
Less: Allowance for doubtful accounts	**(804,017)**	(796,404)	**(753,199)**	(757,389)
Net	**26,068**	64,731	**25,707**	64,372
Related companies (Related by way of common directors)				
Nam Thuen 2 Power Co., Ltd.	**473,790**	-	-	-
Siam Steel Syndicate Co., Ltd.	**7,062**	2,534	**5,546**	1,498
Pladaeng Co., Ltd.	**51,803**	58,345	**51,803**	58,345
Italthai Industrial Co., Ltd.	**31,587**	26,010	**31,587**	26,010
Trevi SPA	-	27,898	-	-
Alcatel Cable France	-	21,135	-	-
Medical Device Manufacturer (Thailand) Limited	**4,745**	4,291	**4,745**	4,291
Vossloh Infrastructure Services	-	8,546	-	-
Trevi Construction	-	6,284	-	-
Ao Siam Marine Co., Ltd.	**82,183**	-	**80,983**	-
Amari Co., Ltd.	**19,948**	-	**19,948**	-
Others	**23,404**	20,187	**17,173**	9,343
Total	**694,522**	175,230	**211,785**	99,487
Less: Allowance for doubtful accounts	**(65,249)**	(66,549)	**(65,249)**	(66,549)
Net	**629,273**	108,681	**146,536**	32,938

(Unit: Thousand Baht)	CONSOLIDATED 2005	CONSOLIDATED 2004	THE COMPANY ONLY 2005	THE COMPANY ONLY 2004
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	**266,734**	456,773	-	-
IOT Joint Venture	**179,894**	351,941	-	-
ITD - NCC Joint Venture	**19,761**	24,136	-	-
ITD - NCC Joint Venture (NT-2)	**34,075**	25,104	-	-
NWR, ITD, CNT & AS Joint Venture	**121**	26,956	-	-
Sumitomo - Italian-Thai Joint Venture	**14,300**	22,569	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	**19,796**	21,521	-	-
IN Joint Venture	**10,015**	21,203	-	-
IDS Joint Venture	**3,676**	8,264	-	-
ITD - VIS Joint Venture	**17,893**	16,609	-	-
Shimizu - ITD Joint Venture	**21,763**	7,898	-	-
Shimizu - ITD Joint Venture (2)	**16,291**	3,158	-	-
Others	**8,165**	2,062	-	-
Total	**612,484**	988,194	-	-
Trade accounts receivable - related parties	**1,267,825**	1,161,606	**1,509,822**	1,996,449

The aging of outstanding trade accounts receivable - related parties as at 31 December 2005 and 2004 balances are as follows: -

Overdue (Unit: Thousand Baht)	CONSOLIDATED 2005	CONSOLIDATED 2004	THE COMPANY ONLY 2005	THE COMPANY ONLY 2004
Less than 3 months	**723,825**	785,896	**691,292**	1,374,194
3 - 6 months	**107,104**	86,062	**146,912**	139,220
6 - 12 months	**258,801**	43,436	**299,075**	91,356
More than 12 months	**1,047,360**	1,109,165	**1,190,991**	1,237,517
Total	**2,137,090**	2,024,559	**2,328,270**	2,842,287
Less: Allowance for doubtful accounts	**(869,265)**	(862,953)	**(818,448)**	(845,838)
Net	**1,267,825**	1,161,606	**1,509,822**	1,996,449

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances which are more than 12 months overdue.

8. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2005 and 2004 are as follows: -

(Unit: Thousand Baht)	CONSOLIDATED 2005	CONSOLIDATED 2004	THE COMPANY ONLY 2005	THE COMPANY ONLY 2004
Subsidiaries and joint ventures				
ITD - EGC Joint Venture (Formerly known as "Joint Venture Italian-Thai - Evergreen")	-	-	**526,159**	513,273
Bhaka Bhumi Development Co., Ltd.	-	-	**770,259**	-
Siam Concrete and Brick Products Co., Ltd.	-	-	**157,296**	-
PT. Thailindo Bara Pratama	-	-	**65,868**	210,233
IOT Joint Venture	-	-	**60,000**	60,000
ITD - NSC Joint Venture	-	-	**52,800**	-
ITD - NCC Joint Venture	-	-	**45,900**	-
Shimizu - ITD Joint Venture (2)	-	-	**43,120**	2,609
IN Joint Venture	-	-	**41,924**	-

(Unit: Thousand Baht)	CONSOLIDATED 2005	CONSOLIDATED 2004	THE COMPANY ONLY 2005	THE COMPANY ONLY 2004
ITD Cementation India Limited	-	-	**10,377**	-
Others	-	-	**7,418**	3,133
Total	-	-	**1,781,121**	789,248
Associated companies				
MCRP Construction Corporation, Philippines	-	17,114	-	17,114
Italian-Thai Gypsum Co., Ltd.	**4,600**	4,600	**4,600**	4,600
Total	**4,600**	21,714	**4,600**	21,714
Less: Allowance for doubtful accounts	**(4,600)**	(4,600)	**(4,600)**	(4,600)
Net	-	17,114	-	17,114
Related companies (Related by way of common directors))				
Obayashi Corporation	-	24,000	-	-
Italthai Engineering Co., Ltd.	**12,281**	-	-	-
Others	-	4,253	-	-
Total	**12,281**	28,253	-	-
Short-term loans and advances to related parties - net	**12,281**	45,367	**1,781,121**	806,362

Significant movements in the short-term loans and advances to related parties balances during the year ended 31 December 2005 are as follows: -

(Unit: Thousand Baht)	31 December 2004	During the year Increase	During the year Decrease	**31 December 2005**
Subsidiaries and joint ventures				
ITD - EGC Joint Venture (formerly known as "Joint Venture Italian-Thai - Evergreen")	513,273	12,886	-	**526,159**
Bhaka Bhumi Development Co., Ltd.	-	770,259	-	**770,259**
Siam Concrete and Brick Products Co., Ltd.	-	157,296	-	**157,296**
PT. Thailindo Bara Pratama	210,233	-	(144,365)	**65,868**
ITD - NSC Joint Venture	-	52,800	-	**52,800**
ITD - NCC Joint Venture	-	45,900	-	**45,900**
Shimizu - ITD Joint Venture (2)	2,609	40,511	-	**43,120**
IN Joint Venture	-	41,294	-	**41,294**
ITD Cementation India Limited	-	10,377	-	**10,377**
Associated company				
MCRP Construction Corporation, Philippines	17,114	-	(17,114)	-
Related companies				
Obayashi Corporation	24,000	-	(24,000)	-
Italthai Engineering Co., Ltd.	-	12,281	-	**12,281**

9. INVENTORIES AND WORK IN PROGRESS

(Unit: Thousand Baht)	CONSOLIDATED 2005	CONSOLIDATED 2004	THE COMPANY ONLY 2005	THE COMPANY ONLY 2004
Construction in progress and work in process	**366,801**	1,108,714	-	-
Materials	**1,459,820**	942,860	**702,321**	782,802
Total	**1,826,621**	2,051,574	**702,321**	782,802
Less: Provision for inventory obsolescence	**(2,244)**	(32,463)	-	-
Inventories and work in progress - net	**1,824,377**	2,019,111	**702,321**	782,802

10. INVESTMENTS IN RELATED PARTIES

10.1 Investments accounted for under equity method

(Unit: Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding (%)		Investment			
					Cost		Equity	
			2005	2004	**2005**	2004	**2005**	2004
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	**99.99**	99.99	**1,483**	1,483	**(16,133)**	(15,044)
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	**99.99**	99.99	**400,000**	400,000	**(128,235)**	(124,246)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	**99.99**	99.99	**108,071**	108,071	**5,261**	(62,695)
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	**99.99**	99.99	**5,075**	5,075	**(29,591)**	(5,768)
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,200,000	**99.99**	99.99	**1,485,000**	596,250	**1,421,112**	570,845
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	**99.91**	99.91	**999**	999	**(1,447)**	(2,655)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	**99.70**	99.70	**82,296**	82,296	**85,530**	80,793
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	**86.96**	86.96	**80,000**	80,000	**63,742**	63,930
ITD Cementation India Ltd. (formerly known as "Skanska Cementation India Ltd.")	Construction services in India	46 (Million INR)	**80.48**	-	**524,852**	-	**527,711**	-
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	**80.45**	80.45	**55,689**	55,689	**110,584**	104,035
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	**69.90**	69.90	**7,004**	7,004	**117,694**	99,421
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	**50.96**	50.96	**10,196**	10,196	**76,138**	40,869
ITD - NAWARAT LLC.	Construction services in United Arab Emirates	300 (Thousand AED)	**49.00**	-	**1,652**	-	**6,348**	-
Total investments in subsidiaries					**2,762,317**	1,347,063	**2,238,714**	749,485
Investments in joint ventures								
ITD - VIS Joint Venture	Track doubling contractor	-	**65.00**	65.00	-	-	**65,281**	66,609
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	**60.00**	60.00	-	-	**(81,962)**	(65,080)
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	**60.00**	60.00	-	-	**6,978**	12,613
ITD - NCC Joint Venture (NT-2)	Construction of Nam Theun 2 Hydropower Project in Laos	-	**60.00**	60.00	-	-	**73,833**	3,739
ITD - EGC Joint Venture (formerly known as "Joint Venture Italian-Thai - Evergreen")	Construction of underground electrical train station in Taiwan	-	**55.00**	55.00	-	-	**48,476**	25,806
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	**51.00**	51.00	-	-	**21,888**	26,120
ITD - NCC Joint Venture	Construction of electrical work on terminal building	-	**51.00**	51.00	-	-	**27,019**	19,573
IN Joint Venture	Construction of water drainage tunnel	-	**51.00**	51.00	-	-	**14,755**	4,196
ITD - NSC Joint Venture	Dedicated pipeline project	-	**50.50**	50.50	-	-	**(23,506)**	34,157
Shimizu-ITD Joint Venture (2)	Contractor of construction of bridge in Laos	-	**49.00**	49.00	-	-	**820**	(57)

(Unit: Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding (%)		Investment			
					Cost		Equity	
			2005	2004	**2005**	2004	**2005**	2004
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	**45.00**	45.00	-	-	**(228,939)**	(227,170)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	**45.00**	45.00	-	-	**(42,705)**	(42,306)
ITO Joint Venture	Construction of terminal building and concourse building	-	**40.00**	40.00	-	-	**102,988**	78,596
Shimizu - ITD Joint Venture	Contractor for construction of street in Bangladesh	-	**40.00**	40.00	-	-	**132,571**	(1,995)
IOT Joint Venture	Airfield pavements construction	-	**40.00**	40.00	-	-	**199,172**	127,109
POC - ITD Joint Venture	Construction of Sihanoukville port in Cambodia	-	**40.00**	-	-	-	**3,732**	-
ION Joint Venture	Contractor for construction of underground train track	-	**39.00**	39.00	-	-	**56,914**	91,129
IDS Joint Venture	Construction of electrical work on terminal building	-	**35.00**	35.00	-	-	**(117,617)**	27,741
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	**25.00**	25.00	-	-	**46,645**	46,643
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	-	**25.00**	25.00	-	-	**17,264**	12,314
Joint Venture Evergreen - Italian-Thai - PEWC	Construction services in Taiwan	-	**25.00**	25.00	-	-	**696,038**	697,193
Total investments in joint ventures					-	-	**1,019,645**	936,930
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	**50.00**	50.00	**50,000**	50,000	**50,000**	50,000
Less: Allowance on impairment					**(50,000)**	(50,000)	**(50,000)**	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	**50.00**	50.00	**5,250**	5,250	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	**49.00**	49.00	**2,450**	2,450	**20,428**	17,701
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	**49.00**	49.00	**9,800**	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	**46.69**	46.69	**27,373**	27,373	**28,189**	28,516
Chantaburi Farm Co., Ltd.	Real estate development	100,000	**35.72**	35.72	**21,429**	21,429	**23,667**	26,745
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	**30.00**	30.00	**7,500**	7,500	**13,526**	11,341
Asia Steel Corporation	Manufacture, import and export of steel	-	**30.00**	30.00	**7,800**	7,800	**12,301**	12,301
Less: Allowance on impairment					**(7,800)**	(7,800)	**(12,301)**	(12,301)
					-	-	-	-
Anamarine Construction SDN. BHD.	Construction contractor	65 (Thousand RM)	**25.00**	25.00	**198**	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	**24.00**	24.00	**12,000**	12,000	-	-
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	**24.00**	24.00	**3,000**	3,000	-	-
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	857,350	**20.41**	20.41	**175,000**	175,000	**98,251**	111,030

(Unit: Thousand Baht)	Nature of business	Paid-up capital	Percentage of shareholding (%)		Investment			
					Cost		Equity	
			2005	2004	**2005**	2004	**2005**	2004
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	**21.06**	22.16	**71,603**	71,603	**75,205**	71,251
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	**21.54**	21.54	**215**	215		-
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	**21.54**	21.54	**215**	215		-
Praram 9 Square Ltd.	Shopping center development	750,000	**20.00**	20.00	**150,000**	150,000	**150,000**	150,000
Less: Allowance on impairment					**(150,000)**	(150,000)	**(150,000)**	(150,000)
					-	-		-
Total investments in associated companies					**336,033**	336,033	**259,266**	266,584
Total					**3,098,350**	1,683,096	**3,517,625**	1,952,999
Add: Allowance for loss from investments under equity method					**-**	-	**670,135**	547,016
Total investments accounted for under equity method					**3,098,350**	1,683,096	**4,187,760**	2,500,015
Consolidated								
Investments in associated companies, directly held by the Company					**336,033**	336,033	**259,266**	266,584
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	**30.00**	30.00	**296,700**	296,700	**296,700**	296,700
Less: Allowance on impairment					**(296,700)**	(296,700)	**(296,700)**	(296,700)
					-	-		-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	**4.30**	4.30	**2,525**	2,525	**2,525**	2,525
Total					**2,525**	2,525	**2,525**	2,525
Total investments accounted for under equity method					**338,558**	338,558	**261,791**	269,109

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

In the current year, the Company has invested 80.48 percent and 49.00 percent in ordinary shares of ITD Cementation India Limited and ITD - NAWARAT LLC., respectively. In addition, the Company has invested in a 40 percent interest in POC - ITD Joint Venture.

10.2 Other long-term investments

(Unit: Thousand Baht)	Nature of business	Percentage of shareholding (%)		Investment	
		2005	2004	**2005**	2004
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	**19.80**	19.80	**247,500**	247,500
Less: Allowance on impairment				**(247,500)**	(247,500)
				-	-
Toyo-Thai Corporation Ltd.	Construction contractor	**16.25**	16.25	**26,000**	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	**15.00**	15.00	**446,331**	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	**11.54**	11.54	**12**	12
Less: Allowance on impairment				**(12)**	(12)
				-	-

(Unit: Thousand Baht)	Nature of business	Percentage of shareholding (%)		Investment	
		2005	2004	**2005**	2004
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	**5.45**	10.90	**54,500**	54,500
Less: Allowance on impairment				**(54,500)**	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	**10.00**	10.00	**24,000**	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	**6.95**	6.95	**50,069**	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	**5.00**	5.00	**5,000**	5,000
Less: Allowance on impairment				**(4,687)**	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	**3.51**	4.58	**47,313**	47,313
Less: Allowance on impairment				**(47,313)**	(47,313)
				-	-
Universal Education Co., Ltd.	Educational services	**-**	2.22	**-**	4,000
The Bangkok Club Co., Ltd.	Entertainment services	**0.44**	0.44	**3,000**	3,000
The Exchange Square Co., Ltd.	Real estate development	**Advance payment**	Advance payment	**5,000**	5,000
Less: Allowance on impairment				**(5,000)**	(5,000)
				-	-
Finance One Plc.	Finance business	**-**	-	**-**	585,000
Less: Allowance on impairment				**-**	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	**14.14**	14.72	**325,139**	325,139
Add: Unrealised gain from changes in value of investments				**64,092**	123,558
				389,231	448,697
Cyber Bay Corporation, Philippines	Real estate development	**14.25**	14.63	**200,333**	172,735
Add: Unrealised gain from changes in value of investments				**(66,493)**	(91,515)
				133,840	81,220
K.C. Property Plc.	Real estate development	**1.04**	1.04	**9,139**	9,139
Less: Allowance on impairment				**(9,139)**	(9,139)
				-	-
Nawarat Patanakarn Plc.	Construction services	**6.04**	-	**150,000**	-
Add: Unrealised gain from changes in value of investments				**6,000**	-
				156,000	-
Total investments in other companies				**1,228,784**	645,719

(Unit: Thousand Baht)	Nature of business	Percentage of shareholding (%)		Investment	
		2005	2004	**2005**	2004
Consolidated					
Investments in other companies, directly held by the Company				**1,228,784**	645,719
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	**17.74**	17.74	**21,240**	21,240
Less: Allowance on impairment				**(21,240)**	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	**10.00**	10.00	**1,250**	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	**4.28**	4.28	**3,053**	3,053
Less: Allowance on impairment				**(3,053)**	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	**0.83**	0.86	**19,178**	19,178
Add: Unrealised gain from changes in value of investments				**3,781**	7,288
				22,959	26,466
Total				**24,209**	27,716
Total investments in other companies				**1,252,993**	673,435

As at 31 December 2005, parts of long-term loans from a financial institution of the Company were secured by the pledge of listed securities of a related company, as discussed in Note 18.

During the year, the Company sold its investments in Universal Education Co., Ltd. and Finance One Plc. The Company recorded loss on sales of investments approximately Baht 3 million.

11. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2005 and 2004 are as follows: - (the interest rate has been determined by approximately market rate): -

(Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	**2005**	2004
Subsidiaries and joint ventures				
ITO Joint Venture	**-**	-	**928,400**	1,096,880
Bhaka Bhumi Development Co., Ltd.	**-**	-	**-**	739,124
ITD - NCC Joint Venture	**-**	-	**254,490**	295,290
Siam Concrete and Brick Products Co., Ltd.	**-**	-	**-**	323,749
Ando and Italian-Thai Development Joint Venture	**-**	-	**229,382**	230,400
Italian-Thai International Co., Ltd.	**-**	-	**106,275**	106,275
IDS Joint Venture	**-**	-	**199,500**	140,000
IN Joint Venture	**-**	-	**97,920**	113,220
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	**-**	-	**105,000**	75,000
ITD - NCC Joint Venture (NT-2)	**-**	-	**1,623**	45,019
Thai Ando and Italian-Thai Development Joint Venture	**-**	-	**43,227**	33,660
Others	**-**	-	**19,805**	41,775
Total	**-**	-	**1,985,622**	3,240,392

(Unit: Thousand Baht)	CONSOLIDATED 2005	CONSOLIDATED 2004	THE COMPANY ONLY 2005	THE COMPANY ONLY 2004
Associated companies				
Palang Thai Kaowna Co., Ltd.	**280,702**	461,840	**280,702**	461,840
Khunka Palang Thai Co., Ltd.	**58,882**	58,889	**58,882**	58,889
Mcquay (Thailand) Co., Ltd.	**11,788**	11,788	**11,788**	11,788
Total	**351,372**	532,517	**351,372**	532,517
Less: Allowance for doubtful accounts	**(351,372)**	(532,517)	**(351,372)**	(532,517)
Net	-	-	-	-
Related companies				
Italian-Thai Land Co., Ltd.	**554,097**	554,097	**554,097**	554,097
Nam Theun 2 Power Co., Ltd.	-	290,333	-	290,333
Bangkok Mass Transit System Plc.	**101,143**	99,374	**101,143**	99,374
Palit Palang Ngan Co., Ltd.	**94,231**	94,231	**94,231**	94,231
Pladaeng Co., Ltd.	**59,075**	59,075	**59,075**	59,075
Southern Industries (1996) Co., Ltd.	**24,673**	24,673	**24,673**	24,673
Central Bay Reclamation and Development Corp.	**39,777**	35,761	-	-
Total	**872,996**	1,157,544	**833,219**	1,121,783
Less: Allowance for doubtful accounts	**(872,996)**	(867,211)	**(833,219)**	(831,450)
Net	-	290,333	-	290,333
Long-term loans and advances to related companies - net	-	290,333	**1,985,622**	3,530,725

Significant movements in the long-term loans and advances to related parties balances for the year ended 31 December 2005 are as follows: -

(Unit: Thousand Baht)	31 December 2004	During the year Increase	During the year Decrease	**31 December 2005**
Subsidiaries and joint ventures				
ITO Joint Venture	1,096,880	-	(168,480)	**928,400**
Bhaka Bhumi Development Co., Ltd.	739,124	-	(739,124)	-
ITD - NCC Joint Venture	295,290	-	(40,800)	**254,490**
Siam Concrete and Brick Products Co., Ltd.	323,749	-	(323,749)	-
Ando and Italian-Thai Development Joint Venture	230,400	8,625	(9,643)	**229,382**
IDS Joint Venture	140,000	59,500	-	**199,500**
IN Joint Venture	113,220	36,901	(52,201)	**97,920**
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	75,000	30,000	-	**105,000**
ITD - NCC Joint Venture (NT-2)	45,019	1,623	(45,019)	**1,623**
Thai Ando and Italian-Thai Development Joint Venture	33,660	15,030	(5,463)	**43,227**
Associated company				
Palang Thai Kaowna Co., Ltd.	461,840	-	(181,138)	**280,702**
Related companies				
Nam Theun 2 Power Co., Ltd.	290,333	-	(290,333)	-
Bangkok Mass Transit System Plc.	99,374	1,769	-	**101,143**
Central Bay Reclamation and Development Corp.	35,761	4,016	-	**39,777**

12. LOAN TO OTHER PARTY

As at 31 December 2005, "Loan to other party" is USD 18 million outstanding balance (2004: USD 20 million) which the Company provided to the Defense Ministry of the Union of Myanmar in order to finance construction of a steel mill in Myanmar. In return the steel mill will provide the Company with steel processing services for 40 percent of the mill production, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services and the return on "Loan to other party" depends upon the extent of the demand for steel in Myanmar. In the past, the Company has already set up provision for loss in full amount.

In 2005 the Company reappraised the value of these loans since the Company had consistently received loan repayments over the past 2-3 years. The Company therefore reduced the associated allowance to loss to only USD 12 million in accordance with the anticipated actual losses and reversed the excess provision previously made to the account "Reversal of allowance for doubtful debt". As a result the net balance of lending as at 31 December 2005 was Baht 245 million (equivalent to USD 6 million).

13. PROPERTY, PLANT AND EQUIPMENT

THE COMPANY ONLY

(Unit: Thousand Baht)	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2004	1,654,924	4,067,857	11,562,874	114,679	274,609	17,674,943
Acquisitions/Transfer in	14,826	15,246	983,814	30,665	216,853	1,261,404
Disposals/Transfer out	-	(176,739)	(294,427)	(97)	(93,558)	(564,821)
Translation adjustment	-	267	18,505	159	3,547	22,478
31 December 2005	1,669,750	3,906,631	12,270,766	145,406	401,451	18,394,004
Accumulated depreciation						
31 December 2004	-	1,195,484	6,233,341	82,024	-	7,510,849
Depreciation for the year	-	194,666	821,125	14,388	-	1,030,179
Depreciation for disposals	-	(4,435)	(266,364)	(97)	-	(270,896)
Translation adjustment	-	5	7,301	(116)	-	7,190
31 December 2005	-	1,385,720	6,795,403	96,199	-	8,277,322
Net book value						
31 December 2004	1,654,924	2,872,373	5,329,533	32,655	274,609	10,164,094
31 December 2005	1,669,750	2,520,911	5,475,363	49,207	401,451	10,116,682
Depreciation in 2004 earnings statement						841,830
Depreciation in 2005 earnings statement						1,030,179

CONSOLIDATED

(Unit: Thousand Baht)	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2004	1,844,614	4,312,316	13,026,891	135,830	688,858	20,008,509
Increase from purchase of investments in subsidiaries	1,392	31,870	927,124	-	-	960,386
Acquisitions/Transfer in	20,534	104,855	1,737,096	47,689	2,413,488	4,323,662
Disposals/Transfer out	-	(187,926)	(483,783)	(217)	(328,760)	(1,000,686)
Translation adjustment	-	267	26,186	159	3,547	30,159
31 December 2005	1,866,540	4,261,382	15,233,514	183,461	2,777,133	24,322,030
Accumulated depreciation						
31 December 2004	-	1,380,991	7,144,463	92,131	-	8,617,585
Increase from purchase of investments in subsidiaries	-	15,436	529,807	-	-	545,243
Depreciation for the year	-	209,005	1,066,723	19,635	-	1,295,363
Depreciation for disposals	-	(12,158)	(403,096)	(170)	-	(415,424)
Translation adjustment	-	(20)	8,232	(116)	-	8,096
31 December 2005	-	1,593,254	8,346,129	111,480	-	10,050,863
Net book value						
31 December 2004	1,844,614	2,931,325	5,882,428	43,699	688,858	11,390,924
31 December 2005	1,866,540	2,668,128	6,887,385	71,981	2,777,133	14,271,167
Depreciation in 2004 earnings statement						1,178,574
Depreciation in 2005 earnings statement						1,295,363

As at 31 December 2005, the Company and its subsidiaries have mortgaged part of the building with aggregate net book value of approximately Baht 656 million and land of Baht 51 Million (2004: Baht 622 million and land of Baht 295 million) with a bank to secure long-term loans from this bank, as discussed in Note 18.

As at 31 December 2005, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage Baht 78 Million (2004: Baht 82.9 million) of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

As at 31 December 2005 and 2004, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 5,417 million and Baht 5,065 million, respectively (The Company Only: Baht 4,795 million and Baht 4,438 million, respectively).

As at 31 December 2005 and 2004, machinery, equipment and vehicles with net book value amounting to Baht 1,754 million and Baht 1,604 million are acquired under hire purchase contracts, as referred to in Note 17.

14. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances as at 31 December 2005 and 2004 are as follows: -

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Million Baht)	**2005**	2004	**2005**	2004
Bank overdrafts	**1,263**	170	**107**	119
Loans from financial institutions	**3,554**	2,818	**3,136**	2,665
Total	**4,817**	2,988	**3,243**	2,784

These represent loans obtained from local and overseas financial institutions in both Baht currency and in the following foreign currencies: -

(Unit: Million)	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	**2005**	2004
Baht	**2,922**	2,230	**2,526**	2,077
PHP	**161**	80	**161**	80
USD	**2**	-	**-**	-
NTD	**148**	225	**148**	225
INR	**330**	285	**330**	285

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of Taiwan, Philippines and SIBOR for foreign currency loans.

As at 31 December 2005, part of loans from banks, amounting to Baht 1,359 million (2004: Baht 989 million) are used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

15. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 December 2005 and 2004 are as follows: -

(Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	**2005**	2004
Subsidiaries and joint ventures				
IOT Joint Venture	**-**	-	**161,140**	235,008
I.C.C.T. Joint Venture	**-**	-	**184,354**	184,354
Thai Maruken Co., Ltd.	**-**	-	**71,986**	28,423
ITO Joint Venture	**-**	-	**31,024**	155,163
Italthai Trevi Co., Ltd.	**-**	-	**42,727**	103,200
Siam Concrete and Brick Products Co., Ltd.	**-**	-	**62,590**	42,407
ITD - VIS Joint Venture	**-**	-	**53,443**	25,645
Asian Steel Product Co., Ltd.	**-**	-	**54,218**	13,857
Thai Pride Cement Co., Ltd.	**-**	-	**50,895**	11,811
ITD - NSC Joint Venture	**-**	-	**15,023**	535
IN Joint Venture	**-**	-	**1,039**	10,529
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	**-**	-	**-**	3,297
Others	**-**	-	**11,384**	13,447
Total	**-**	-	**739,823**	827,676
Associated companies				
MCRP Construction Corporation, Philippines	**85,689**	131,006	**85,689**	131,006
Bangkok Steel Wire Co., Ltd.	**27,309**	21,550	**-**	7,266
Thai Rent All Co., Ltd.	**21,794**	15,048	**21,566**	14,345
ATO-Asia Turnouts Ltd.	**5,826**	2,285	**985**	486
Others	**5,675**	5,675	**-**	-
Total	**146,293**	175,564	**108,240**	153,103
Related companies (Related by way of common directors))				
Takenaka Corporation	**285,376**	237,917	**-**	-
Obayashi Corporation	**253,425**	208,403	**-**	-
Italthai Industrial Co., Ltd.	**150,953**	51,281	**69,478**	40,708
Siam Steel Syndicate Co., Ltd.	**109,218**	82,902	**105,547**	78,927
Italthai Engineering Co., Ltd.	**68,813**	-	**22,161**	-

(Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	**2005**	2004
Alcatel Contracting GmbH	**20,063**	21,261	-	-
Charoong Thai Wire & Cable Plc.	**47,109**	19,236	**41,248**	15,688
Penta-Ocean Construction Co., Ltd.	**46,033**	-	-	-
Saraburi Coal Co., Ltd.	**34,818**	-	-	-
Aqua Thai Co., Ltd.	**14,759**	-	**14,759**	-
Nawarat Patanakarn Plc.	**5,961**	15,544	**3,148**	-
Nippon Steel Corporation	-	92,446	-	-
Christiani and Nielsen (Thai) Plc.	-	15,136	-	-
Trevi Contractor BV	-	14,795	-	-
Nishimatsu Construction	**4,835**	13,486	-	-
Trevi SPA	-	13,237	-	-
Others	**4,512**	46,464	**129**	1,935
Total	**1,045,875**	832,108	**256,470**	137,258
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	**96,684**	141,005	-	-
I.C.C.T. Joint Venture	**138,265**	138,266	-	-
ITO Joint Venture	**18,614**	93,098	-	-
ITD - VIS Joint Venture	**18,705**	8,976	-	-
IN Joint Venture	**509**	5,159	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	1,319	-	-
Others	**7,989**	3,547	-	-
Total	**280,766**	391,370	-	-
Trade accounts payable - related parties	**1,472,934**	1,399,042	**1,104,533**	1,118,037

16. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 December 2005 and 2004 are as following: -

(Unit: Thousand Baht)	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	**2005**	2004
Joint venture				
Joint Venture Evergreen - Italian-Thai - PEWC	-	-	685,299	660,983
Total	-	-	685,229	660,983
Related companies				
Nam Theun 2 Power Co., Ltd.	820,272	-	-	-
Nishimatsu Construction	71,351	-	-	-
Obayashi Corporation	70,292	237,095	-	-
Nawarat Patanakarn Public Company Limited	10,775	-	-	-
Alcatel Cable France	-	39,196	-	-
Others	5,190	6,021	-	-
Total	977,880	282,312	-	-
Short-term loans and advances from related parties	977,880	282,312	685,299	660,983

Significant movements in the short-term loans and advances from related companies balances for the year ended 31 December 2005 are as follows: -

(Unit: Thousand Baht)	31 December 2004	During the year Increase	During the year Decrease	**31 December 2005**
Joint venture				
Joint Venture Evergreen - Italian-Thai - PEWC	660,983	24,316	-	**685,299**
Related companies				
Nam Theun 2 Power Co., Ltd.	-	820,272	-	**820,272**
Obayashi Corporation	237,095	-	(166,803)	**70,292**
Alcatel Cable France	39,196	-	(39,196)	**-**
Nishimatsu Construction	-	71,351	-	**71,351**
Nawarat Patanakarn Public Company Limited	-	10,775	-	**10,775**

17. HIRE PURCHASES PAYABLES

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Thousand Baht)	**2005**	2004	**2005**	2004
Hire purchases payables	**1,296,398**	1,552,244	**1,274,473**	1,549,346
Less: current portion	**(436,121)**	(404,265)	**(429,038)**	(403,551)
Net of current portion	**860,277**	1,147,979	**845,435**	1,145,795

The above hire purchases payables relate to machinery, equipment and vehicles leases with scheduled repayment terms of 2 - 8 years.

The Company and its subsidiaries have outstanding hire purchases payables in both Baht currency and in the following foreign currencies: -

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Million)	**2005**	2004	**2005**	2004
Baht	**525**	538	**521**	535
JPY	**2,147**	2,677	**2,147**	2,677
INR	**20**	-	**-**	-

18. LONG-TERM LOANS

As at 31 December 2005 and 2004, the Company and its subsidiaries have outstanding long-term loans as follows: -

	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Million Baht)	**2005**	2004	**2005**	2004
Long-term loans	**2,425**	3,510	**1,571**	3,086
Less: current portion	**(684)**	(746)	**(583)**	(703)
Net of current portion	**1,741**	2,764	**988**	2,383

Parts of long-term loans were secured by the pledge of parts of share certificates of investments in a related company. The loans were secured by the building and land of the Company and its subsidiaries with aggregate net book value of Baht 656 million as at 31 December 2005 (2004: Baht 917 million), as discussed in Note 10 and 13, respectively.

The loans of the Company and its subsidiaries carry interest at the rate of MLR.

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

19. CORPORATE INCOME TAX

Corporate income tax on the earnings for the year 2005 has been calculated after adding back certain expenses which are disallowable for tax computation purposes and revenues which have not to include as income and deducting tax losses brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the years 2005 and 2004 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 15 - 30 percent on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and revenue which have not to include as income and deducting the tax losses brought forward from previous years.

20. SHARE CAPITAL

During the first quarter, the Company offered to sell ordinary shares. The details are as follows: -

Offer date	Number of shares	Offer price (Baht per share)	Amount (Baht)	Receipt date
17 January 2005	400,000,000	9.80	3,920,000,000	24 January 2005
8 February 2005	55,000,000	9.80	539,000,000	10 February 2005
	455,000,000		4,459,000,000	

The Company registered the increase capital with the Ministry of Commerce on 10 February 2005. In addition, the Company has recorded the expenses concerning the offering of its increased share capital of approximately Baht 95 million as deduction in "share premium".

On 20 April 2005, a resolution of an annual general meeting of the Company's shareholders authorised to decrease in the Company's registered share from Baht 4,593,678,180 to Baht 4,193,678,180. The Company registered in its registered share capital with the Ministry of Commerce on 3 May 2005.

On 2 April 2004, a resolution of an annual general meeting of the Company's shareholders authorised the following matters: -

- To change in par value of the Company's share from Baht 10 per share to Baht 1 per share. As a result, the Company's share capital of Baht 3,738,678,180 comprises of 3,738,678,180 shares of Baht 1 each.
- To increase of the Company's share from Baht 3,738,678,180 to Baht 4,593,678,180 through the issue of 855,000,000 ordinary shares, with a par value of Baht 1 each.

The Company registered the change in par value from Baht 10 per share to Baht 1 per share and the increase of its share capital to Baht 4,593,678,180 with the Ministry of Commerce on 8 April 2004 and on 9 April 2004, respectively.

21. DIVIDEND PAID

Dividends of the Company which were declared in 2005 and 2004 consist of the following: -

(Unit: Baht)	Approved by	Number of share	Dividend per share	Total dividends
Final dividends on 2003 earning	Annual General Meeting of the shareholders on 2 April 2004	373,867,818	0.50	186,933,909
Total for the year 2004				186,933,909
Final dividends on 2004 earnings	Annual General Meeting of the shareholders on 20 April 2005	4,193,678,180	0.07	293,557,473
Total for the year 2005				293,557,473

22. RELATED PARTY TRANSACTIONS

During the years, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows: -

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sales of fixed assets	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost
Interest on loans	Mutual agree rate

	CONSOLIDATED		THE COMPANY ONLY	
	For the years ended 31 December		For the years ended 31 December	
(Unit: Million Baht)	**2005**	2004	**2005**	2004
Transactions with subsidiaries and joint ventures				
Construction services and other income	**-**	-	**4,505**	7,571
Sales of equipment	**-**	16	**-**	
Purchases of construction materials and services	**-**	-	**708**	688
Purchases of equipment	**-**	-	**22**	45
Transactions with associated companies				
Construction services and other income	**49**	31	**37**	21
Purchases of construction materials and services	**121**	122	**69**	70
Transactions with related companies				
Construction services and other income	**2,436**	4,670	**1,169**	235
Purchases of construction materials and services	**1,490**	913	**693**	537
Purchases of equipment	**87**	125	**81**	124

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 31 December 2005 and 2004 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 31 December 2005 is equivalent to Baht 473 million) with Bangkok Mass Transit System Public Company Limited, the Company which operates the skytrain. The Company is currently restructuring its debts. The Company is currently negotiating the sale of this debt and, based on the preliminarily agreed price, the Company has set aside provision for loss totaling Baht 33 million, in accordance with the anticipated actual loss. This provision is presented under the caption of "Allowance on impairment of assets and contingent liabilities".

In 2004, Natureway Resources Company Limited (related company) forgave all its debt to Italian-Thai International Company Limited (subsidiary of the Company).

23. EMPLOYEES AND RELATED COSTS

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	**2005**	2004
Number of employees at the end of year	**34,838**	25,187	**26,993**	22,977
Employee costs for the year (million Baht)	**4,729**	3,452	**3,839**	3,005

In 2005 and 2004, the contribution of the Company and its subsidiaries contributed Baht 24 million and Baht 22 million, respectively (the Company Only: Baht 22 million and Baht 20 million, respectively) to the provident fund. This is included in the above costs.

24. COST OF CONSTRUCTION WORK

As at 31 December 2005 and 2004, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amount to Baht 104,158 million and Baht 97,838 million, respectively (The Company only: Baht 52,781 million and Baht 59,580 million, respectively).

25. STATUTORY RESERVE

Under the Public Limited Company Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5% of its net profit after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered share capital. The statutory reserve is not available for dividend distributions.

26. GUARANTEES

As at 31 December 2005 and 2004, there were outstanding guarantees of approximately Baht 24,749 million and Baht 17,344 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 31 December 2005 and 2004, there were guarantees of approximately Baht 8,226 million and Baht 7,887 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

27. COMMITMENTS

27.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 31 December 2005, the outstanding balance of loans amounted to Baht 1,969 million (2004: Baht 2,085 million).

As the Company has obligations to provide loans to the special purpose vehicle discussed above, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

Some of the assets of the special purpose vehicle comprise receivables from and investment in the operation of the skytrain. This company is in the process of restructuring its debt. The Company is currently negotiating the sale of this debt and, based on the preliminarily agreed price, the Company has set aside provision for loss totaling Baht 394 million in accordance with the anticipated actual loss. This provision is presented under the caption of "Allowance on impairment of asses and contingent liabilities".

27.2 As at 31 December 2005, the Company and joint ventures had the outstanding major commitment as follows: -

Currency (Unit: Million)	CONSOLIDATED 2005	CONSOLIDATED 2004
Baht	**4,479**	5,682
NTD	**3,198**	3,084
JPY	**29**	1,405
EUR	**-**	1
USD	**28**	1
INR	**2,406**	-

27.3 As at 31 December 2005 and 2004, the Company and joint ventures had the following outstanding commitments as proportion of the company in respect of purchases of materials, machinery and software and related service: -

Currency	CONSOLIDATED		THE COMPANY ONLY	
(Unit: Million)	2005	2004	2005	2004
Baht	**68.7**	797.6	**3.3**	193.5
EUR	**8.1**	1.6	**0.8**	0.2
JPY	**-**	58.3	**-**	19.8
USD	**5.6**	22.7	**0.8**	4.3
AUD	**0.1**	0.2	**0.1**	0.2
NTD	**3.5**	5.0	**-**	5.0
INR	**317.2**	39.0	**-**	39.0

27.4 As at 31 December 2005, the Company had outstanding commitment of USD 56 million in respect of uncalled portion of investments in a related company.

28. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totaling approximately Baht 218 million (2004: Baht 55 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

29. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, the subsidiaries and the joint ventures for the years 2005 and 2004 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

	CONSOLIDATED									
	For the years ended 31 December 2005 and 2004									
	Local		Overseas		Total		Elimination		Grand total	
(Unit: Million Baht)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from construction services	**32,092**	32,860	**8,966**	1,799	**41,058**	34,659	**(3,073)**	(4,205)	**37,985**	30,454
Gross profit	**1,708**	1,895	**718**	256	**2,426**	2,151	**-**	-	**2,427**	2,151
Gain (loss) on exchange									**33**	(109)
Other income									**977**	593
Administrative expenses									**(1,118)**	(816)
Reversal of (allowance for) doubtful accounts									**122**	(90)
Reversal of amount due to related party forgiveness - net									**-**	212

	CONSOLIDATED									
	For the years ended 31 December 2005 and 2004									
	Local		Overseas		Total		Elimination		Grand total	
(Unit: Million Baht)	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Allowance on impairment of assets and contingent liabilities									**(427)**	-
Allowance for loss on impairment of investments									**-**	(113)
Share of profit (loss) from investments accounted for under equity method									**(5)**	7
Loss on sales of investments									**(3)**	-
Interest expenses									**(589)**	(390)
Corporate income tax									**(96)**	(183)
Minority interests									**(59)**	(45)
Net earnings for the year									**1,262**	1,217

	As at 31 December 2005 and 2004									
	Local		Overseas		Total		Elimination		Grand total	
(Unit: Million Baht)	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Property, plant and equipment - net	**12,576**	10,481	**1,616**	809	**14,192**	11,290	**79**	101	**14,271**	11,391
Other assets	**28,207**	28,914	**7,236**	2,757	**35,443**	31,671	**(7,302)**	(6,983)	**28,141**	24,688
Total assets	**40,783**	39,395	**8,852**	3,566	**49,635**	42,961	**(7,223)**	(6,882)	**42,412**	36,079

30. FINANCIAL INSTRUMENTS

30.1 Financial risk management and policies

The Group (the Company, its subsidiaries and its joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

30.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts and loans from financial institutions. It uses derivative financial instruments to hedge certain risk.

30.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans which are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for account payable for spare parts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 31 December 2005 are summarised below: -

Currency	Million	Forward contract exchange rate
EUR (buy)	0.3	49.13 - 49.42
YEN (buy)	685.9	0.36

Below is the summary of the Group's foreign currency-denominated assets and liabilities as at 31 December 2005 which were unhedged.

	CONSOLIDATED (Net)					
	EUR million	USD million	JPY million	Kips million	SGD million	VND million
Trade accounts payable	0.1	0.3	16.9	-	-	-
Trade accounts payable - related parties	0.3	-	-	-	-	-
Hire purchase payables	-	-	2,146.7	-	-	-
Advance received from customers under construction contracts	-	-	188.4	-	-	873.3
Assets in foreign currencies	0.7	47.9	2,584.2	119.2	1.9	0.5
Accounts payable - retention	0.3	-	73.3	-	-	-

	THE COMPANY ONLY (Net)					
	EUR million	USD million	JPY million	Kips million	SGD million	VND million
Hire purchase payables	-	-	2,146.7	-	-	-
Advance received from customers under construction contracts	-	-	27.9	-	-	873.3
Assets in foreign currencies	0.7	47.9	916.2	119.2	1.1	0.5

The Company will earn future revenues in foreign currencies in an amount of USD 57 million, INR 22,353 million, PHP 422 million, NTD 4,805 million and JPY 1,556 million.

In addition, the Group's is exposed to foreign currency risk with respect to its investments in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

30.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful debts.

31. PRESENTATION

The presentation of the financial statements has been made in compliance with the stipulations of the Notification of the Business Development Department dated 14 September 2001 as empowered under the Accounting Act B.E. 2543.

Certain amounts in the financial statements for the year 2004 have been reclassified to conform to the current year's classification, with no effect on previously reported net earnings or shareholders' equity.

32. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorised for issue by the authorised directors on 25 February 2006.

ITALIAN-THAI DEVELOPMENT PLC.
2034/132-161 Italthai Tower,
New Petchburi Road, Bangkapi,
Huaykwang, Bangkok 10320, Thailand
Tel.: +66(0)2716-1600
Fax: +66(0)2716-1488
e-mail: cccs@itd.co.th
http://www.itd.co.th

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND FINANCIAL STATEMENTS
31 DECEMBER 2005 AND 2004

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
e-mail: ernstyoung.thailand@th.ey.com

Report of Independent Auditor

To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheets of Italian-Thai Development Public Company Limited and its subsidiaries as at 31 December 2005 and 2004, the related consolidated statements of earnings, changes in shareholders' equity and cash flows for the years then ended, and the separate financial statements of Italian-Thai Development Public Company Limited for the same years. These financial statements are the responsibility of the management of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits. As discussed in Note 2.9, I did not audit the financial statements of an overseas project office, a subsidiary and three joint ventures (2004: four subsidiaries and three joint ventures), which are included in the consolidated financial statements, with total assets as at 31 December 2005 of Baht 2,479 million (2004: Baht 878 million) and total revenues for the year then ended amounting to Baht 2,503 million (2004: Baht 1,446 million). In addition, the Company's financial statements as at 31 December 2005 include investments in the aforesaid subsidiaries and joint ventures accounted for under the equity method amounting to Baht 766 million (2004: Baht 657 million) and share of profit (loss) from investments accounted for under equity method for the year then ended amounting to Baht 95 million (2004: Baht (36) million). The financial statements of the above an overseas project office, subsidiaries and joint ventures were audited by other auditors, whose reports I have received, and my opinion, in so far as it relates to the amounts of the various transactions of these overseas project office, subsidiaries and joint ventures included in the consolidated financial statements and the separate financial statements of the Company, is based on the reports of these auditors.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, together with the reports of the other auditors discussed in the first paragraph, provide a reasonable basis for my opinion.

In my opinion, based on my audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Italian-Thai Development Public Company Limited and its subsidiaries and of Italian-Thai Development Public Company Limited as at 31 December 2005 and 2004, and the results of their operations and their cash flows for the years then ended in accordance with generally accepted accounting principles.

Without qualifying my opinion on the financial statements, I draw attention to the following matter: -

As discussed in Note 22 to the financial statements as at 31 December 2005 the Company has outstanding retention receivable from the company which operates the skytrain totaling approximately Baht 473 million. This company is currently restructuring its debts. As discussed in Note 27.1 to the financial statements the Company transferred liabilities to a special purpose vehicle, and also transferred subordinated assets to the special purpose vehicle for it to sell to make settlement of the liabilities. In this respect the Company is obliged to provide loans to the special purpose vehicle for it to settle any indebtedness till outstanding. The outstanding balance as at 31 December 2005 was Baht 1,969 million. Asset of the special purpose vehicle include amounts receivable from and investment in the above operator of the skytrain. There is uncertainty as to the contingent liability that would arise if the saleable value of the subordinated assets were less than the liability in the future. However, the Company has not yet recognised gains totaling Baht 229 million from the transfer of the subordinated assets and has suspended such amount to meet such future obligations. The Company and the special purpose vehicle are currently negotiating the sale of the receivable from and investment in the operator of the skytrain and on the basis of the price preliminarily agreed. The Company has set aside allowance for loss in an amount equal to the anticipated actual losses and the Company's obligations to the special purpose vehicle in 2005, or a total of Baht 427 million. This is presented under the caption of "Allowance on impairment of assets and contingent liabilities".

Ruth Chaowanagawi

Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited

Bangkok: 25 February 2006

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2005 AND 2004

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	4	2,177,198	4,251,394	664,954	980,492
Pledged deposits at banks	5	805,843	645,234	763,002	535,964
Trade accounts receivable - net	6	6,777,390	3,274,138	2,994,042	1,993,635
Trade accounts receivable - related parties - net	7	1,267,825	1,161,606	1,509,822	1,996,449
Short-term loans and advances to related parties - net	8	12,281	45,367	1,781,121	806,362
Unbilled receivable		6,942,970	6,639,729	4,568,065	4,457,032
Current portion of accounts receivable - retention	22	1,833,543	1,299,243	1,529,926	999,460
Inventories and work in progress - net	9	1,824,377	2,019,111	702,321	782,802
Other current assets					
Withholding tax deducted at source		1,492,757	1,069,387	918,641	700,357
Value added tax refundable		242,012	426,722	-	-
Loans to other companies		275,432	215,553	-	-
Advance for machinery, material purchase and land awaiting development		90,435	198,307	10,420	-
Current portion of receivable from sale of land		503,390	260,201	-	-
Others		307,857	194,454	112,999	77,230
TOTAL CURRENT ASSETS		24,553,310	21,700,446	15,555,313	13,329,783
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		199,585	70,722	20,594	53,902
Receivable from sale of land, net of current portion		101,835	594,336	-	-
Investments accounted for under equity method	10.1	261,791	269,109	4,187,760	2,500,015
Other long-term investments	10.2	1,252,993	673,435	1,228,784	645,719
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related parties - net	11	-	290,333	1,985,622	3,530,725
Loan to other party	12	245,311	-	245,311	-
Property, plant and equipment - net	13	14,271,167	11,390,924	10,116,682	10,164,094
Advances for subcontractors		683,952	421,359	382,355	29,125
Deferred charges		188,697	262,326	-	-
Goodwill		510,847	309,846	-	-
Other non-current assets		152,125	106,152	94,933	68,467
TOTAL NON-CURRENT ASSETS		17,858,267	14,378,506	18,262,041	16,992,047
TOTAL ASSETS		42,411,577	36,078,952	33,817,354	30,321,830

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2005 AND 2004

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	14	4,816,743	2,987,861	3,242,877	2,784,106
Current portion of accounts payable - trust receipts		1,091,609	962,116	605,473	830,672
Trade accounts payable		6,625,304	6,909,168	3,887,779	3,990,599
Billing in excess of contract work in progress		455,720	371,415	216,931	371,415
Trade accounts payable - related parties	15	1,472,934	1,399,042	1,104,533	1,118,037
Short-term loans and advances from related parties	16	977,880	282,312	685,299	660,983
Current portion of advances received from customers					
under construction contracts		2,163,115	3,582,205	1,666,384	1,556,729
Current portion of hire purchases payables	17	436,121	404,265	429,038	403,551
Current portion of long-term loans	18	683,878	745,606	583,446	703,051
Other current liabilities					
Corporate income tax payable		44,420	44,648	1,149	-
Value added tax payable		-	-	27,331	12,008
Accrued expenses		497,184	253,179	390,322	191,787
Current portion of reserve for project expenses		73,781	95,699	73,781	95,699
Account payable to related party - share purchase		56,809	56,809	56,809	56,809
Accounts payable - retention		499,858	408,748	203,516	103,861
Others		801,874	203,377	111,909	113,270
TOTAL CURRENT LIABILITIES		20,697,230	18,706,450	13,286,577	12,992,577
NON-CURRENT LIABILITIES					
Reserve for project expenses, net of current portion		78,750	152,530	78,750	152,530
Deferred gain on transferring assets to special purpose vehicle	27.1	229,574	229,574	229,574	229,574
Allowance on diminution in value of assets and					
contingent liabilities	22, 27.1	426,520	-	426,520	-
Accounts payable - trust receipts, net of current portion		310,138	1,065,484	310,138	1,065,484
Advances received from customers under construction contracts,					
net of current portion		880,378	350,718	120,478	299,454
Hire purchases payable, net of current portion	17	860,277	1,147,979	845,435	1,145,795
Long-term loans, net of current portion	18	1,740,533	2,764,469	988,106	2,383,243
Loan from directors		6,184	11,706	-	-
Provision for loss from investments accounted for					
under equity method	10.1	-	-	670,135	547,016
Other non-current liabilities		10,813	-	10,813	-
TOTAL NON-CURRENT LIABILITIES		4,543,167	5,722,460	3,679,949	5,823,096
TOTAL LIABILITIES		25,240,397	24,428,910	16,966,526	18,815,673

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2005 AND 2004

(Unit: Thousand Baht)

	Note	CONSOLIDATED 2005	CONSOLIDATED 2004	THE COMPANY ONLY 2005	THE COMPANY ONLY 2004
SHAREHOLDERS' EQUITY					
Share capital	20				
Registered share capital					
4,193,678,180 ordinary shares of Baht 1 each					
(2004: 4,593,678,180 ordinary shares of Baht 1 each)		4,193,678	4,593,678	4,193,678	4,593,678
Issued and fully paid share capital					
4,193,678,180 ordinary shares of Baht 1 each					
(2004: 3,738,678,180 ordinary shares of Baht 1 each)		4,193,678	3,738,678	4,193,678	3,738,678
Share premium		5,515,363	1,606,625	5,515,363	1,606,625
Unrealised gain on changes in value of investments		7,380	39,331	7,380	39,331
Translation adjustment	2.5	7,323	(76,837)	(32,385)	(76,837)
Retained earnings					
Appropriated - statutory reserve	25	388,897	325,798	382,364	319,265
Unappropriated		6,777,895	5,872,562	6,784,428	5,879,095
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		16,890,536	11,506,157	16,850,828	11,506,157
MINORITY INTERESTS - Equity attributable to minority shareholders of subsidiaries		280,644	143,885	-	-
TOTAL SHAREHOLDERS' EQUITY		17,171,180	11,650,042	16,850,828	11,506,157
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		42,411,577	36,078,952	33,817,354	30,321,830

The accompanying notes are an integral part of the financial statements.

(Mr. Premchai Karnasuta)

DIRECTORS

(Mr. Pathai Chakornbundit)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
REVENUES					
Revenues from construction services		37,984,965	30,454,202	24,580,784	19,667,171
Interest income		64,642	75,313	82,707	47,274
Gain on exchange		32,625	-	37,181	-
Others		912,282	517,677	758,250	487,021
TOTAL REVENUES		38,994,514	31,047,192	25,458,922	20,201,466
EXPENSES					
Cost of services		35,558,257	28,303,019	22,939,269	18,304,795
Administrative expenses		1,118,024	815,423	741,396	520,393
Loss on exchange		-	109,494	-	94,070
TOTAL EXPENSES		36,676,281	29,227,936	23,680,665	18,919,258
EARNINGS FROM OPERATION		2,318,233	1,819,256	1,778,257	1,282,208
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL ACCOUNTS	12	122,107	(89,724)	176,976	(62,803)
LOSS ON IMPAIRMENT OF INVESTMENTS	10.2	-	(113,378)	-	(7,800)
LOSS ON IMPAIRMENT OF ASSETS AND CONTINGENT LIABILITIES	22, 27.1	(426,520)	-	(426,520)	-
REVERSAL OF AMOUNT DUE TO RELATED PARTY FORGIVENESS - NET		-	211,702	-	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	10.2	(4,855)	7,495	182,372	377,332
LOSS ON SALES OF INVESTMENTS		(3,040)	-	(3,040)	-
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		2,005,925	1,835,351	1,708,045	1,588,937
INTEREST EXPENSES		(589,196)	(389,657)	(440,445)	(333,245)
CORPORATE INCOME TAX	19	(95,857)	(182,988)	(5,611)	(38,170)
EARNINGS AFTER INCOME TAX		1,320,872	1,262,706	1,261,989	1,217,522
NET EARNINGS OF MINORITY INTERESTS		(58,883)	(45,184)	-	-
NET EARNINGS FOR THE YEAR		1,261,989	1,217,522	1,261,989	1,217,522
					(Unit: Baht)
BASIC EARNINGS PER SHARE					
Net earnings		0.30	0.33	0.30	0.33
					(Unit: Thousand shares)
Weighted average number of ordinary shares		4,162,445	3,738,678	4,162,445	3,738,678

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Unit: Thousand Baht)

		CONSOLIDATED							
				Unrealised gain (loss)		Retained earnings			
	Note	Issued and paid-up share capital	Share premium	on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Minority interests	Total
Balance - as at 1 January 2004		3,738,678	1,606,625	55,000	(151,739)	264,922	4,902,850	90,687	10,507,023
Unrealised loss on changes in value of investments		-	-	(15,669)	-	-	-	-	(15,669)
Translation adjustment		-	-	-	74,902	-	-	-	74,902
Items unrealised in earnings statement		-	-	(15,669)	74,902	-	-	-	59,233
Net earnings for the year 2004		-	-	-	-	-	1,217,522	-	1,217,522
Transferred to statutory reserve		-	-	-	-	60,876	(60,876)	-	-
Dividend paid	*21*	-	-	-	-	-	(186,934)	-	(186,934)
Investment in subsidiaries during the year		-	-	-	-	-	-	14,051	14,051
Minority interests for the year 2004		-	-	-	-	-	-	45,184	45,184
Decrease in minority interests from additional purchase of investment in a subsidiary		-	-	-	-	-	-	(4,566)	(4,566)
Dividend paid from subsidiary		-	-	-	-	-	-	(1,471)	(1,471)
Balance - as at 31 December 2004		3,738,678	1,606,625	39,331	(76,837)	325,798	5,872,562	143,885	11,650,042
Unrealised loss on changes in value of investments		-	-	(31,951)	-	-	-	-	(31,951)
Translation adjustment		-	-	-	84,160	-	-	-	84,160
Items unrealised in earnings statement		-	-	(31,951)	84,160	-	-	-	52,209
Net earnings for the year 2005		-	-	-	-	-	1,261,989	-	1,261,989
Transferred to statutory reserve		-	-	-	-	63,099	(63,099)	-	-
Dividend paid	*21*	-	-	-	-	-	(293,557)	-	(293,557)
Ordinary shares issued during the year	*20*	455,000	-	-	-	-	-	-	455,000
Share premium on new ordinary shares	*20*	-	3,908,738	-	-	-	-	-	3,908,738
Investments in subsidiaries during the year	*10.1*	-	-	-	-	-	-	87,684	87,684
Minority interests for the year 2005		-	-	-	-	-	-	58,883	58,883
Dividend paid from subsidiary		-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 31 December 2005		4,193,678	5,515,363	7,380	7,323	388,897	6,777,895	280,644	17,171,180

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Unit: Thousand Baht)

THE COMPANY ONLY

	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings - Statutory reserve	Retained earnings - Unappropriated	Total
Balance - as at 1 January 2004		3,738,678	1,606,625	55,000	(151,739)	258,389	4,909,383	10,416,336
Unrealised loss on changes in value of investments		-	-	(15,669)	-	-	-	(15,669)
Translation adjustment		-	-	-	74,902	-	-	74,902
Items unrealised in earnings statement		-	-	(15,669)	74,902	-	-	59,233
Net earnings for the year 2004		-	-	-	-	-	1,217,522	1,217,522
Transferred to statutory reserve		-	-	-	-	60,876	(60,876)	-
Dividend paid	21	-	-	-	-	-	(186,934)	(186,934)
Balance - as at 31 December 2004		3,738,678	1,606,625	39,331	(76,837)	319,265	5,879,095	11,506,157
Unrealised loss on changes in value of investments		-	-	(31,951)	-	-	-	(31,951)
Translation adjustment		-	-	-	44,452	-	-	44,452
Items unrealised in earnings statement		-	-	(31,951)	44,452	-	-	12,501
Net earnings for the year 2005		-	-	-	-	-	1,261,989	1,261,989
Transferred to statutory reserve		-	-	-	-	63,099	(63,099)	-
Dividend paid	21	-	-	-	-	-	(293,557)	(293,557)
Ordinary shares issued during the year	20	455,000	-	-	-	-	-	455,000
Share premium on new ordinary shares	20	-	3,908,738	-	-	-	-	3,908,738
Balance - as at 31 December 2005		4,193,678	5,515,363	7,380	(32,385)	382,364	6,784,428	16,850,828

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Cash flows from operating activities				
Net earnings	1,261,989	1,217,522	1,261,989	1,217,522
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities:-				
Unrealized (gain) loss on exchange	(72,483)	49,972	(65,892)	40,549
Share of (profit) loss from investments in subsidiaries and joint ventures	-	-	187,227	(369,837)
Share of loss from investments in associated companies	(4,855)	(7,495)	(4,855)	(7,495)
Minority interests	58,883	45,184	-	-
Allowance for doubtful debts (reversal)	(122,107)	89,724	(176,976)	62,803
Loss on sales of investments	3,040	-	3,040	-
Depreciation and amortisation	1,295,657	1,178,574	1,030,179	841,830
Amortisation of goodwill	8,989	770	-	-
Reversal of amount due to related party forgiveness - net	-	(211,702)	-	-
Loss on impairment of investments	-	113,378	-	7,800
Allowance on impairment of assets and contingent liabilities	426,520	-	426,520	-
Net earnings before changes in operating assets and liabilities	2,855,633	2,475,927	2,661,232	1,793,172
Operating assets (increase) decrease				
Trade accounts receivable	(3,613,937)	(481,343)	(1,067,369)	(496,788)
Trade accounts receivable - related parties	(120,405)	(423,562)	486,627	(675,605)
Loans and advances to related parties	326,419	(320,581)	573,344	(2,828,599)
Unbilled receivable	(303,241)	(2,686,097)	(111,033)	(1,792,956)
Accounts receivable - retention	(659,788)	95,310	(493,784)	(181,492)
Inventories and work in progress	194,734	(671,802)	80,481	(361,880)
Withholding tax deducted at source	(423,370)	(56,007)	(218,284)	82,037
Value added tax refundable	184,710	2,230	-	30,958
Loans to other companies	(61,647)	58,476	(1,768)	48,252
Advance for subcontractors	(260,929)	(40,074)	(353,230)	(29,125)
Advance for machinery, material purchase and land awaiting development	107,872	(198,307)	(10,420)	-
Receivable from sale of land	249,312	(854,537)	-	-
Other current assets	(113,401)	(2,619)	(35,771)	(19,187)
Operating liabilities increase (decrease)				
Trade accounts payable	(284,069)	3,660,047	(102,820)	1,954,633
Trade accounts payable - related parties	72,738	252,641	(13,504)	400,759
Billing in excess of contract work in progress	84,305	195,611	(154,484)	244,430
Advances received from customers under construction contracts	(885,008)	1,300,470	(69,321)	1,581,017
Corporate income tax payable	(228)	(126,045)	1,149	(90,577)
Accrued expenses	244,005	(70,609)	198,535	48,575
Reserve for project expenses	(95,698)	(81,208)	(95,698)	(81,206)
Accounts payable - retention	94,503	208,718	99,655	31,318
Value added tax payable	-	-	15,323	12,008
Other current liabilities	598,497	102,706	(1,361)	71,987
Other liabilities	11,209	-	11,209	-
Net cash provided by (used in) operating activities	(1,797,784)	2,339,345	1,398,708	(258,269)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Cash flows from investing activities				
Increase in property, plant and equipment - net	(4,175,900)	(3,842,580)	(982,767)	(3,244,417)
Decrease (increase) in deferred charges	73,629	(262,326)	-	-
Increase in investments accounted for under equity method	(197,817)	(92,027)	(1,746,998)	(655,195)
Increase in other long-term investments	(615,509)	(32,792)	(619,015)	(7,381)
Cash receipt from sales of investments	960	-	960	-
Increase in minority interest from purchases of subsidiaries	87,684	-	-	-
Decrease in share subscription payable	-	(82,119)	-	(82,119)
Translation adjustment	84,160	74,902	44,452	74,902
Decrease (increase) in other assets	(45,973)	14,788	(26,466)	(9,854)
Net cash used in investing activities	(4,788,766)	(4,222,154)	(3,329,834)	(3,924,064)
Cash flows from financing activities				
Increase in cash at banks with maturity of more than three months and those pledged	(203,027)	(65,565)	(278,801)	(99,481)
Increase in bank overdrafts and loans from financial institutions	1,830,390	2,127,503	458,771	2,242,080
Increase (decrease) in loans and advances from related parties	695,568	(114,472)	24,316	82,279
Increase (decrease) in long-term loans	(1,085,664)	1,984,669	(1,514,742)	1,758,114
Increase (decrease) in hire purchases payables	(196,329)	(149,528)	(215,356)	61,850
Increase (decrease) in accounts payable - trust receipts	(625,853)	554,992	(980,545)	425,296
Increase (decrease) in loan from directors	(5,522)	11,706	-	-
Dividend paid	(293,557)	(186,465)	(293,557)	(186,465)
Subsidiary paid dividend to its shareholders	(9,808)	-	-	-
Receipt of increased share capital	4,363,738	-	4,363,738	-
Net cash provided by financing activities	4,469,936	4,162,840	1,563,824	4,283,673
Net increase (decrease) in cash and cash equivalents	(2,116,614)	2,280,031	(367,302)	101,340
Cash and cash equivalents at beginning of year	4,241,899	1,961,868	980,358	879,018
Cash and cash equivalents at end of year (Note 4)	2,125,285	4,241,899	613,056	980,358
Supplemental cash flows information				
Cash paid during the year for:-	784,282	396,323	482,183	327,337
Interest expense	858,789	903,510	485,971	548,422
Corporate income tax				
Non cash transactions:-				
Unrealised loss on changes in value of investments	31,951	15,669	31,951	15,669

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
AS AT 31 DECEMBER 2005 AND 2004

1. GENERAL INFORMATION

Italian-Thai Development Public Company Limited was incorporated as a public limited company under Thai laws. The Company operates in Thailand and its principal activity is the provision of construction services. Its registered office is located at 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

The financial statements of the ITO Joint Venture ("the Joint Venture") are included in the consolidated financial statements in proportion to the 40% interest held by the Company.

Substantial of the construction work on the main passenger terminal building and concourse building, together with the installation of 26 CTX bomb scanners and baggage handling system has been completed on 28 September 2005, meeting the criteria of the condition of the contracts that substantial completion is to be achieved and work handed over to the project owner on 29 September 2005 for use in technical flight testing of the airport. Under the contract the construction work and systems testing work that is not yet completed is to be completed within 6 months from 28 September 2005, or by 28 March 2006, which is the date stipulated for Final Completion. Airports of Thailand Public Company Limited (formerly known as "The New Bangkok International Airport Company Limited") and its consultants are currently conducting official inspection of the work delivered by the Joint Venture. Such inspection requires manpower and time because this is a large project with a large volume of work and high level of complexity. Therefore, under the conditions of the contract the Joint Venture is not currently in a position whereby it would be fined and the inspection process prior to accepting delivery of the work is still being conducted by Airports of Thailand Public Company Limited. However, if it is proved that there was a delay due to any fault of the Joint Venture, it will be subject to a fine of Baht 2.5 million per day in accordance with the conditions of the contract, and the Company would be responsible for such fine in proportion to its interest in the Joint Venture, at a rate of Baht 1 million per day.

2. BASIS OF CONSOLIDATION

2.1 The consolidated financial statements include the financial statements for the years ended 31 December 2005 and 2004 of Italian-Thai Development Public Company Limited (hereinafter called "the Company"), its subsidiaries, and its jointly controlled joint ventures (applying the proportionate consolidated method) as follows: -

Company name	Place of business	Percentage owned by the Company	
		2005	2004
Subsidiaries:			
Myanmar ITD Co., Ltd.	Myanmar	99.99	99.99
Italian-Thai International Co., Ltd. and its subsidiaries (99.99% owned): - Italian-Thai Development (BVI) Co., Ltd., Servicescom Investment Ltd., and Ayeyarwady Multitrade Co., Ltd.	Thailand	99.99	99.99
PT. Thailindo Bara Pratama	Indonesia	99.99	99.99
Bhaka Bhumi Development Co., Ltd.	Thailand	99.99	99.99
Thai Pride Cement Co., Ltd.	Thailand	99.99	99.99
Nha Pralan Crushing Plant Co., Ltd.	Thailand	99.91	99.91
Siam Concrete and Brick Products Co., Ltd.	Thailand	99.70	99.70
Italthai Marine Ltd.	Thailand	86.96	86.96
ITD Cementation India Limited (Formerly known "Skanska Cementation India Limited)	India	80.48	-
Italthai Trevi Co., Ltd.	Thailand	80.45	80.45
Asian Steel Product Co., Ltd.	Thailand	69.90	69.90
Thai Maruken Co., Ltd. (Thai Maruken Co., Ltd. and its subsidiaries (99.9% owned): - Daiwa Jack Co., Ltd. and Mech Co., Ltd.)	Thailand	50.96	50.96
ITD - NAWARAT LLC.	United Arab Emirates	49.00	-

Company name	Place of business	Percentage owned by the Company	
		2005	2004
Joint ventures (proportionate consolidation):			
ITD - VIS Joint Venture	Thailand	65.00	65.00
ITD - NSC Joint Venture	Thailand	50.50	50.50
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	Thailand	60.00	60.00
Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Thailand	60.00	60.00
ITD - NCC Joint Venture (NT-2)	Laos	60.00	60.00
ITD - EGC Joint Venture (Formerly known as "Joint Venture Italian-Thai - Evergreen")	Taiwan	55.00	55.00
Sumitomo – Italian-Thai Joint Venture	Thailand	51.00	51.00
ITD – NCC Joint Venture	Thailand	51.00	51.00
IN Joint Venture	Thailand	51.00	51.00
Shimizu - ITD Joint Venture (2)	Laos	49.00	49.00
Ando and Italian-Thai Development Joint venture	Thailand	45.00	45.00
Thai Ando and Italian-Thai Development Joint Venture	Thailand	45.00	45.00
ITO Joint Venture	Thailand	40.00	40.00
Shimizu - ITD Joint Venture	Bangladesh	40.00	40.00
IOT Joint Venture	Thailand	40.00	40.00
POC - ITD Joint Venture	Kingdom of Cambodia	40.00	-
ION Joint Venture	Thailand	39.00	39.00
IDS Joint Venture	Thailand	35.00	35.00
I.C.C.T. Joint Venture	Thailand	25.00	25.00
NWR, ITD, CNT & AS Joint Venture	Thailand	25.00	25.00
Joint Venture Evergreen - Italian-Thai - PEWC	Taiwan	25.00	25.00

2.2 In the current year, the Company has invested 80.48 percent and 49.00 percent in ordinary shares of ITD Cementation India Limited and ITD - NAWARAT LLC., respectively. In addition, the Company has invested in a 40% interest in POC - ITD Joint Venture.

2.3 The financial statements of ITD - NAWARAT LLC. are included in the consolidated financial statements although the Company's shareholding is 49 percent. This is because the Company has control over that company.

2.4 The consolidated financial statements have excluded the financial statements of Siam Pacific Holding Company Limited which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totaling 50.99 percent) and Praram 9 Square Hotel Ltd. of which 50 percent and 10 percent (totaling 60 percent) of its shares are held by the Company and its subsidiaries because the Company has no control over such companies and such companies are not considered as subsidiaries. There is no material effect on the consolidated financial statements for such exclusion.

2.5 The financial statements of the associated companies, joint ventures, subsidiaries, and branches incorporated in overseas are translated into Thai Baht at the closing exchange rates as to assets and liabilities, and at the average exchange rates as to revenues and expenses. The resultant difference has been shown under the caption of "Translation adjustment" in the shareholders' equity.

2.6 Intercompany balances and material intercompany transactions were eliminated from the consolidated financial statements. Intercompany profit included in inventories at the end of the year had no significant effect on the consolidated financial statements.

2.7 Investments in the subsidiaries in the Company's books were eliminated with the subsidiaries' share capital and retained earnings at the acquisition date. The difference has been presented under the caption of "Excess of net book value of subsidiaries over cost of investments" in the consolidated balance sheets.

2.8 The differences between cost of investments and the value ascribed to the equity in subsidiaries at the time of acquisition are shown under the caption of "Goodwill" in the consolidated balance sheets and subject to amortisation over the period of 20 years and the quantity of limestone mined.

2.9 The financial statements for the year ended 31 December 2005 of an overseas project office, a subsidiary and three joint ventures which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets, revenues, investments accounted for under equity method and share of profit (loss) from investments accounted for under equity method are as follows: -

(Unit: Million Baht)

	Total assets	Total revenues	Investments accounted for under equity method	Share of profit (loss) from investments accounted for under equity method
KOLDAM project office	1,494	1,394	-	(22)
PT. Thailindo Bara Pratama	36	95	5	90
Joint Venture Evergreen - Italian-Thai - PEWC	226	11	696	(1)
ITD-EGC Joint Venture (formerly known as "Joint Venture Italian-Thai - Evergreen")	692	901	48	23
NWR, ITD, CNT & AS Joint Venture	31	102	17	5
	2,479	2,503	766	95

The financial statements for the year ended 31 December 2004 of four subsidiaries and three joint ventures which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets, revenues, investments accounted for under equity method and share of profit (loss) from investments accounted for under equity method are as follows: -

(Unit: Million Baht)

	Total assets	Total revenues	Investments accounted for under equity method	Share of profit (loss) from investments accounted for under equity method
PT. Thailindo Bara Pratama	112	61	(63)	(222)
Myanmar ITD Co., Ltd.	1	-	(15)	(1)
Daiwa Jack Co., Ltd. (held by Thai Maruken Co., Ltd.)	11	-	-	-
Mech Co., Ltd. (held by Thai Maruken Co., Ltd.)	2	-	-	-
Joint Venture Evergreen - Italian-Thai - PEWC	40	294	697	160
ITD - EGC Joint Venture (Formerly known as "Joint Venture Italian-Thai - Evergreen")	616	849	26	21
NWR, ITD, CNT & AS Joint Venture	96	242	12	6
	878	1,446	657	(36)

2.10 The financial statements for the year ended 31 December 2005 of three overseas subsidiaries and three overseas joint ventures which are included in the consolidated financial statements (2004: an overseas subsidiary and an overseas joint venture) were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2005 were Baht 638 million (2004: Baht 1,011 million) and their aggregate revenues for the year ended 31 December 2005 were Baht 1,296 million (2004: no aggregate revenues).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting standards enunciated under the Accounting Profession Act B.E. 2547.

Significant accounting policies adopted by the Company, its subsidiaries, and its jointly controlled joint ventures are summarised below.

3.1 Revenues

Revenues from construction services, excluding value added tax, are recognised on the basis of percentage of completion. The recognised revenues which have not yet been due as per contracts have been presented as "Unbilled receivable" in the balance sheet. The installment amounts due and received according to the contracts but not yet recognised as revenue have been presented as "Billing in excess of contract work in progress" in the balance sheet.

Sales of goods are recognized when products are delivered and title passes to customers.

3.2 Cash and cash equivalents

Cash and cash equivalents include cash in hand and at financial institutions with an original maturity of 3 months or less and free from restriction.

3.3 Investments

Investments in available-for-sale securities, both held for short-term and long-term investments, are determined at fair value. The change in value of securities is recorded as separate item in shareholders' equity until securities are sold, the change shall be included in earnings statements.

Investments in non-marketable equity securities, which the Company holds as other investments, are valued at cost, net of allowance for impairment (if any).

The fair value of marketable securities is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange of Thailand. The fair value of unit trust is determined from its net assets value.

The Company, its subsidiaries and joint ventures recorded loss on impairment (if any) of investments in available-for-sale securities and other investments are included in determining earnings when the carrying amount exceeds its recoverable value.

The Company, its subsidiaries and joint ventures used the weighted average method for computation of the cost of investments.

Investments in subsidiaries and joint ventures in the Company's financial statements and investments in associated companies in the consolidated statements and the Company's financial statements recorded under the equity method, being recorded at cost at the acquisition date and, for each subsequent year, adjusted to incorporate the Company's proportionate share of the operating results of the subsidiaries, associated companies and joint ventures.

Losses in excess of the cost of investments in subsidiaries, associated companies and joint ventures are presented as non-current liabilities in the balance sheets under the caption "Provision for loss in investment accounted for under equity method".

3.4 Inventories and work in progress

Inventories and work in progress are valued at the lower of cost (weighted average method) or net realisable value.

3.5 Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is calculated by reference to their costs on the straight-line method at the rates of 5 percent and 8.33-33.33 percent per annum, respectively. No depreciation is provided for land.

3.6 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. Allowance for doubtful accounts is provided for the estimated losses that may incur in collection of receivables. The allowance is based on collection experience and current status of receivables outstanding at the balance sheet date.

3.7 Financial lease contracts

The Company and its subsidiaries regard a lease that transfers substantially all the risks and rewards to ownership as a financial lease whereby the fair value of the leased properties is recorded as assets and commitment of the future rental (deducted interest portion) as liabilities.

Interest expense or finance charge is included in determining earnings according to the remaining balance of the liabilities.

3.8 Foreign currencies

Foreign currency transactions during the year are translated into Baht at the rates ruling on the transaction dates. Assets and liabilities in foreign currencies outstanding on the balance sheet date are translated into Baht at the rates ruling on the balance sheet date.

Exchange gains and losses are included in determining earnings.

3.9 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates for certain accounting transactions, affecting amounts reported in the financial statements and notes related thereto. Subsequent actual results may differ from these estimates.

3.10 Basic earnings per share

Basic earnings per share is calculated by dividing net earnings for the year by the weighted average number of ordinary shares held by outside parties in issue during the year.

3.11 Provident fund

The Company and certain subsidiaries and their employees have jointly established a provident scheme in accordance with the Provident Fund Act. B.E. 2530. Such fund is monthly contributed by their employees and the Company at the rate of 2 percent of salary.

4. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Cash and deposits at banks	2,177,198	4,251,394	664,954	980,492
Less: Amounts with maturity of more than 3 months	(51,913)	(9,495)	(51,898)	(134)
Cash and cash equivalents	2,125,285	4,241,899	613,056	980,358

5. PLEDGED DEPOSITS AT BANKS

5.1 As at 31 December 2005, approximately Baht 84 million (2004: Baht 186 million) and approximately Baht 589 million of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects and stand by letter of credit. Furthermore, approximately Baht 62 million (2004: Baht 122 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 71 million (2004: Baht 141 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

5.2 As at 31 December 2004, the Company has placed Baht 196 million in an Escrow account, to be reserve for investment in ITD Cementation India Limited (formerly known as "Skanska Cementation India Limited), a construction contractor operating in India and listed on an Indian stock exchange.

6. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 31 December 2005 and 2004 is as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Less than 3 months	5,713,460	2,834,813	2,744,570	1,778,762
3 - 6 months	293,959	264,988	154,759	156,466
6 - 12 months	338,443	78,190	94,585	20,928
More than 12 months	1,509,321	1,422,565	1,018,683	1,100,469
Total	7,855,183	4,600,556	4,012,597	3,056,625
Less: Allowance for doubtful accounts	(1,077,793)	(1,326,418)	(1,018,555)	(1,062,990)
Trade accounts receivable - net	6,777,390	3,274,138	2,994,042	1,993,635

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue more than 6 months.

7. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The outstanding balances of related parties as at 31 December 2005 and 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	444,556	761,288
IOT Joint Venture	-	-	299,823	586,569
Thai Pride Cement Co., Ltd.	-	-	107,541	39,681
ITD - NCC Joint Venture (NT-2)	-	-	85,187	62,759
ITD - VIS Joint Venture	-	-	51,122	47,454
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	49,490	53,803
ITD - NCC Joint Venture	-	-	40,329	49,257
PT. Thailindo Bara Pratama	-	-	36,872	36,872
Shimizu - ITD Joint Venture	-	-	36,271	13,164

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Shumizu - ITD Joint Venture (2)	-	-	31,944	6,192
Italian - Thai International Co., Ltd.	-	-	31,534	33,873
Sumitomo – Italian-Thai Joint Venture	-	-	29,184	46,058
IN Joint Venture	-	-	20,439	43,272
Bhaka Bhumi Development Co., Ltd.	-	-	11,779	14,010
IDS Joint Venture	-	-	5,656	12,714
Siam Concrete and Brick Products Co., Ltd.	-	-	8,015	10,106
NWR, ITD, CNT & AS Joint Venture	-	-	161	35,941
Others	-	-	47,676	68,026
Total	-	-	1,337,579	1,921,039
Less: Allowance for doubtful accounts	-	-	-	(21,900)
Net	-	-	1,337,579	1,899,139
Associated companies				
MCRP Construction Corporation, Philippines	816,643	853,149	765,824	814,134
Others	13,442	7,986	13,082	7,627
Total	830,085	861,135	778,906	821,761
Less: Allowance for doubtful accounts	(804,017)	(796,404)	(753,199)	(757,389)
Net	26,068	64,731	25,707	64,372
Related companies				
(Related by way of common directors)				
Nam Thuen 2 Power Co., Ltd.	473,790	-	-	-
Siam Steel Syndicate Co., Ltd.	7,062	2,534	5,546	1,498
Pladaeng Co., Ltd.	51,803	58,345	51,803	58,345
Italthai Industrial Co., Ltd.	31,587	26,010	31,587	26,010
Trevi SPA	-	27,898	-	-
Alcatel Cable France	-	21,135	-	-
Medical Device Manufacturer (Thailand) Limited	4,745	4,291	4,745	4,291
Vossloh Infrastructure Services	-	8,546	-	-
Trevi Construction	-	6,284	-	-
Ao Siam Marine Co., Ltd.	82,183	-	80,983	-
Amari Co., Ltd.	19,948	-	19,948	-
Others	23,404	20,187	17,173	9,343
Total	694,522	175,230	211,785	99,487
Less: Allowance for doubtful accounts	(65,249)	(66,549)	(65,249)	(66,549)
Net	629,273	108,681	146,536	32,938

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	266,734	456,773	-	-
IOT Joint Venture	179,894	351,941	-	-
ITD - NCC Joint Venture	19,761	24,136	-	-
ITD - NCC Joint Venture (NT-2)	34,075	25,104	-	-
NWR, ITD, CNT & AS Joint Venture	121	26,956	-	-
Sumitomo – Italian-Thai Joint Venture	14,300	22,569	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	19,796	21,521	-	-
IN Joint Venture	10,015	21,203	-	-
IDS Joint Venture	3,676	8,264	-	-
ITD - VIS Joint Venture	17,893	16,609	-	-
Shimizu - ITD Joint Venture	21,763	7,898	-	-
Shimizu - ITD Joint Venture (2)	16,291	3,158	-	-
Others	8,165	2,062	-	-
Total	612,484	988,194	-	-
Trade accounts receivable - related parties	1,267,825	1,161,606	1,509,822	1,996,449

The aging of outstanding trade accounts receivable - related parties as at 31 December 2005 and 2004 balances are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Less than 3 months	723,825	785,896	691,292	1,374,194
3 - 6 months	107,104	86,062	146,912	139,220
6 - 12 months	258,801	43,436	299,075	91,356
More than 12 months	1,047,360	1,109,165	1,190,991	1,237,517
Total	2,137,090	2,024,559	2,328,270	2,842,287
Less: Allowance for doubtful accounts	(869,265)	(862,953)	(818,448)	(845,838)
Net	1,267,825	1,161,606	1,509,822	1,996,449

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances which are more than 12 months overdue.

8. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2005 and 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Subsidiaries and joint ventures				
ITD - EGC Joint Venture (Formerly known as "Joint Venture Italian-Thai - Evergreen")	-	-	526,159	513,273
Bhaka Bhumi Development Co., Ltd.	-	-	770,259	-
Siam Concrete and Brick Products Co., Ltd.	-	-	157,296	-
PT. Thailindo Bara Pratama	-	-	65,868	210,233
IOT Joint Venture	-	-	60,000	60,000
ITD - NSC Joint Venture	-	-	52,800	-
ITD - NCC Joint Venture	-	-	45,900	-
Shimizu - ITD Joint Venture (2)	-	-	43,120	2,609
IN Joint Venture	-	-	41,924	-
ITD Cementation India Limited	-	-	10,377	-
Others	-	-	7,418	3,133
Total	-	-	1,781,121	789,248
Associated companies				
MCRP Construction Corporation, Philippines	-	17,114	-	17,114
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Total	(4,600)	21,714	4,600	21,714
Less: Allowance for doubtful accounts	4,600	(4,600)	(4,600)	(4,600)
Net	-	17,114	-	17,114
Related companies				
(Related by way of common directors)				
Obayashi Corporation	-	24,000	-	-
Italthai Engineering Co., Ltd.	12,281	-	-	-
Others	-	4,253	-	-
Total	12,281	28,253	-	-
Short-term loans and advances to related parties - net	12,281	45,367	1,781,121	806,362

Significant movements in the short-term loans and advances to related parties balances during the year ended 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	31 December 2004	During the year Increase	During the year Decrease	31 December 2005
Subsidiaries and joint ventures				
ITD - EGC Joint Venture (formerly known as "Joint Venture Italian-Thai - Evergreen")	513,273	12,886	-	526,159
Bhaka Bhumi Development Co., Ltd.	-	770,259	-	770,259
Siam Concrete and Brick Products Co., Ltd.	-	157,296	-	157,296
PT. Thailindo Bara Pratama	210,233	-	(144,365)	65,868
ITD - NSC Joint Venture	-	52,800	-	52,800
ITD - NCC Joint Venture	-	45,900	-	45,900
Shimizu - ITD Joint Venture (2)	2,609	40,511	-	43,120
IN Joint Venture	-	41,924	-	41,924
ITD Cementation India Limited	-	10,377	-	10,377
Associated company				
MCRP Construction Corporation, Philippines	17,114	-	(17,114)	-
Related companies				
Obayashi Corporation	24,000	-	(24,000)	-
Italthai Engineering Co., Ltd.	-	12,281	-	12,281

9. INVENTORIES AND WORK IN PROGRESS

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Construction in progress and work in process	366,801	1,108,714	-	-
Materials	1,459,820	942,860	702,321	782,802
Total	1,826,621	2,051,574	702,321	782,802
Less: Provision for inventory obsolescence	(2,244)	(32,463)	-	-
Inventories and work in progress - net	1,824,377	2,019,111	702,321	782,802

10. INVESTMENTS IN RELATED PARTIES

10.1 Investments accounted for under equity method

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			2005	2004	2005	2004	2005	2004
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(16,133)	(15,044)
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000	(128,235)	(124,246)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	99.99	99.99	108,071	108,071	5,261	(62,695)
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075	(29,591)	(5,768)
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,200,000	99.99	99.99	1,485,000	596,250	1,421,112	570,845
Nba Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(1,447)	(2,655)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296	85,530	80,793
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000	63,742	63,930
ITD Cementation India Ltd. (formerly known as "Skanska Cementation India Ltd.)	Construction services in India	46 (Million INR)	80.48	-	524,852	-	527,711	-
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689	110,584	104,035
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	117,694	99,421
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	76,138	40,869
ITD - NAWARAT LLC.	Construction services in United Arab Emirates	300 (Thousand AED)	49.00	-	1,652	-	6,348	-
Total investments in subsidiaries					2,762,317	1,347,063	2,238,714	749,485
Investments in joint ventures								
ITD – VIS Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	65,281	66,609
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	(81,962)	(65,080)
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	6,978	12,613
ITD - NCC Joint Venture (NT-2)	Construction of Nam Theun 2 Hydropower Project in Laos	-	60.00	60.00	-	-	73,833	3,739
ITD - EGC Joint Venture (formerly known as "Joint Venture Italian-Thai – Evergreen")	Construction of underground electrical train station in Taiwan	-	55.00	55.00	-	-	48,476	25,806
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	21,888	26,120
ITD – NCC Joint Venture	Construction of electrical work on terminal building	-	51.00	51.00	-	-	27,019	19,573
IN Joint Venture	Construction of water drainage tunnel	-	51.00	51.00	-	-	14,755	4,196
ITD – NSC Joint Venture	Dedicated pipeline project	-	50.50	50.50	-	-	(23,506)	34,157

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			2005	2004	2005	2004	2005	2004
			Percent	Percent				
Shimizu-ITD Joint Venture (2)	Contractor of construction of bridge in Laos	-	49.00	49.00	-	-	820	(57)
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(228,939)	(227,170)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,705)	(42,306)
ITO Joint Venture	Construction of terminal building and concourse building	-	40.00	40.00	-	-	102,988	78,596
Shimizu - ITD Joint Venture	Contractor for construction of street in Bangladesh	-	40.00	40.00	-	-	132,571	(1,995)
IOT Joint Venture	Airfield pavements construction	-	40.00	40.00	-	-	199,172	127,109
POC - ITD Joint Venture	Construction of Sihanoukville port in Cambodia	-	40.00	-	-	-	3,732	-
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	56,914	91,129
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	(117,617)	27,741
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	46,645	46,643
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	-	25.00	25.00	-	-	17,264	12,314
Joint Venture Evergreen - Italian-Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	696,038	697,193
Total investments in joint ventures					-	-	1,019,645	936,930
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less: Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	20,428	17,701
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,373	27,373	28,189	28,516
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	23,667	26,745
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	13,526	11,341
Asia Steel Corporation	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Less: Allowance on impairment					(7,800)	(7,800)	(12,301)	(12,301)
					-	-	-	-
Anamarine Construction SND.BHD.	Construction contractor	65 (Thousand RM)	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	24.00	24.00	12,000	12,000	-	-
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	24.00	24.00	3,000	3,000	-	-
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	857,350	20.41	20.41	175,000	175,000	98,251	111,030
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	21.06	22.16	71,603	71,603	75,205	71,251
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			2005	2004	2005	2004	2005	2004
			Percent	Percent				
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less: Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					336,033	336,033	259,266	266,584
Total					3,098,350	1,683,096	3,517,625	1,952,999
Add: Allowance for loss from investments under equity method					-	-	670,135	547,016
Total investments accounted for under equity method					3,098,350	1,683,096	4,187,760	2,500,015
Consolidated								
Investments in associated companies, directly held by the Company					336,033	336,033	259,266	266,584
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less: Allowance on impairment					(296,700)	(296,700)	(296,700)	(296,700)
					-	-	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525	2,525	2,525
Total					2,525	2,525	2,525	2,525
Total investments accounted for under equity method					338,558	338,558	261,791	269,109

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

In the current year, the Company has invested 80.48 percent and 49.00 percent in ordinary shares of ITD Cementation India Limited and ITD - NAWARAT LLC., respectively. In addition, the Company has invested in a 40 percent interest in POC - ITD Joint Venture.

10.2 Other long-term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 2005	2004	Investment 2005	2004
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less: Allowance on impairment				(247,500)	(247,500)
				-	-
Toyo-Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	446,331	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less: Allowance on impairment				(12)	(12)
				-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	5.45	10.90	54,500	54,500
Less: Allowance on impairment				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less: Allowance on impairment				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	3.51	4.58	47,313	47,313
Less: Allowance on impairment				(47,313)	(47,313)
				-	-
Universal Education Co., Ltd.	Educational services	-	2.22	-	4,000
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance	Advance	5,000	5,000
Less: Allowance on impairment		payment	payment	(5,000)	(5,000)
				-	-
Finance One Plc.	Finance business	-	-	-	585,000
Less: Allowance on impairment				-	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	14.14	14.72	325,139	325,139
Add: Unrealised gain from changes in value of investments				64,092	123,558
				389,231	448,697

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 2005	2004	Investment 2005	2004
		Percent	Percent		
Cyber Bay Corporation, Philippines	Real estate development	14.25	14.63	200,333	172,735
Add: Unrealised gain from changes in value of investments				(66,493)	(91,515)
				133,840	81,220
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139
Less: Allowance on impairment				(9,139)	(9,139)
				-	-
Nawarat Patanakarn Plc.	Construction services	6.04	-	150,000	-
Add: Unrealised gain from changes in value of investments				6,000	-
				156,000	-
Total investments in other companies				1,228,784	645,719
Consolidated					
Investments in other companies, directly held by the Company				1,228,784	645,719
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less: Allowance on impairment				(21,240)	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less: Allowance on impairment				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.83	0.86	19,178	19,178
Add: Unrealised gain from changes in value of investments				3,781	7,288
				22,959	26,466
Total				24,209	27,716
Total investments in other companies				1,252,993	673,435

As at 31 December 2005, parts of long-term loans from a financial institution of the Company were secured by the pledge of listed securities of a related company, as discussed in Note 18.

During the year, the Company sold its investments in Universal Education Co., Ltd. and Finance One Plc. The Company recorded loss on sales of investments approximately Baht 3 million.

11. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2005 and 2004 are as follows: - (the interest rate has been determined by approximately market rate): -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	928,400	1,096,880
Bhaka Bhumi Development Co., Ltd.	-	-	-	739,124
ITD - NCC Joint Venture	-	-	254,490	295,290
Siam Concrete and Brick Products Co., Ltd.	-	-	-	323,749
Ando and Italian-Thai Development Joint Venture	-	-	229,382	230,400
Italian-Thai International Co., Ltd.	-	-	106,275	106,275
IDS Joint Venture	-	-	199,500	140,000
IN Joint Venture	-	-	97,920	113,220
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	-	-	105,000	75,000
ITD - NCC Joint Venture (NT-2)	-	-	1,623	45,019
Thai Ando and Italian-Thai Development Joint Venture	-	-	43,227	33,660
Others	-	-	19,805	41,775
Total	-	-	1,985,622	3,240,392
Associated companies				
Palang Thai Kaowna Co., Ltd.	280,702	461,840	280,702	461,840
Khunka Palang Thai Co., Ltd.	58,882	58,889	58,882	58,889
Mcquay (Thailand) Co., Ltd.	11,788	11,788	11,788	11,788
Total	351,372	532,517	351,372	532,517
Less: Allowance for doubtful accounts	(351,372)	(532,517)	(351,372)	(532,517)
Net	-	-	-	-

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Related companies				
Italian-Thai Land Co., Ltd.	554,097	554,097	554,097	554,097
Nam Theun 2 Power Co., Ltd.	-	290,333	-	290,333
Bangkok Mass Transit System Plc.	101,143	99,374	101,143	99,374
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pladaeng Co., Ltd.	59,075	59,075	59,075	59,075
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp.	39,777	35,761	-	-
Total	872,996	1,157,544	833,219	1,121,783
Less: Allowance for doubtful accounts	(872,996)	(867,211)	(833,219)	(831,450)
Net	-	290,333	-	290,333
Long-term loans and advances to related companies - net	-	290,333	1,985,622	3,530,725

Significant movements in the long-term loans and advances to related parties balances for the year ended 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	31 December	During the year		31 December
	2004	Increase	Decrease	2005
Subsidiaries and joint ventures				
ITO Joint Venture	1,096,880	-	(168,480)	928,400
Bhaka Bhumi Development Co., Ltd.	739,124	-	(739,124)	-
ITD - NCC Joint Venture	295,290	-	(40,800)	254,490
Siam Concrete and Brick Products Co., Ltd.	323,749	-	(323,749)	-
Ando and Italian-Thai Development Joint Venture	230,400	8,625	(9,643)	229,382
IDS Joint Venture	140,000	59,500	-	199,500
IN Joint Venture	113,220	36,901	(52,201)	97,920
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	75,000	30,000	-	105,000
ITD - NCC Joint Venture (NT-2)	45,019	1,623	(45,019)	1,623

(Unit: Thousand Baht)

	31 December	During the year		31 December
	2004	Increase	Decrease	2005
Thai Ando and Italian-Thai Development Joint Venture	33,660	15,030	(5,463)	43,227
Associated company				
Palang Thai Kaowna Co., Ltd.	461,840	-	(181,138)	280,702
Related companies				
Nam Theun 2 Power Co., Ltd.	290,333	-	(290,333)	-
Bangkok Mass Transit System Plc.	99,374	1,769	-	101,143
Central Bay Reclamation and Development Corp.	35,761	4,016	-	39,777

12. LOAN TO OTHER PARTY

As at 31 December 2005, "Loan to other party" is USD 18 million outstanding balance (2004: USD 20 million) which the Company provided to the Defense Ministry of the Union of Myanmar in order to finance construction of a steel mill in Myanmar. In return the steel mill will provide the Company with steel processing services for 40 percent of the mill production, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services and the return on "Loan to other party" depends upon the extent of the demand for steel in Myanmar. In the past, the Company has already set up provision for loss in full amount.

In 2005 the Company reappraised the value of these loans since the Company had consistently received loan repayments over the past 2-3 years. The Company therefore reduced the associated allowance to loss to only USD 12 million in accordance with the anticipated actual losses and reversed the excess provision previously made to the account "Reversal of allowance for doubtful debt". As a result the net balance of lending as at 31 December 2005 was Baht 245 million (equivalent to USD 6 million).

13. PROPERTY, PLANT AND EQUIPMENT

THE COMPANY ONLY

(Unit: Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2004	1,654,924	4,067,857	11,562,874	114,679	274,609	17,674,943
Acquisitions/Transfer in	14,826	15,246	983,814	30,665	216,853	1,261,404
Disposals/Transfer out	-	(176,739)	(294,427)	(97)	(93,558)	(564,821)
Translation adjustment	-	267	18,505	159	3,547	22,478
31 December 2005	1,669,750	3,906,631	12,270,766	145,406	401,451	18,394,004
Accumulated depreciation						
31 December 2004	-	1,195,484	6,233,341	82,024	-	7,510,849
Depreciation for the year	-	194,666	821,125	14,388	-	1,030,179
Depreciation for disposals	-	(4,435)	(266,364)	(97)	-	(270,896)
Translation adjustment	-	5	7,301	(116)	-	7,190
31 December 2005	-	1,385,720	6,795,403	96,199	-	8,277,322
Net book value						
31 December 2004	1,654,924	2,872,373	5,329,533	32,655	274,609	10,164,094
31 December 2005	1,669,750	2,520,911	5,475,363	49,207	401,451	10,116,682
Depreciation in 2004 earnings statement						841,830
Depreciation in 2005 earnings statement						1,030,179

CONSOLIDATED

(Unit: Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2004	1,844,614	4,312,316	13,026,891	135,830	688,858	20,008,509
Increase from purchase of investments in subsidiaries	1,392	31,870	927,124	-	-	960,386
Acquisitions/Transfer in	20,534	104,855	1,737,096	47,689	2,413,488	4,323,662
Disposals/Transfer out	-	(187,926)	(483,783)	(217)	(328,760)	(1,000,686)
Translation adjustment	-	267	26,186	159	3,547	30,159
31 December 2005	1,866,540	4,261,382	15,233,514	183,461	2,777,133	24,322,030

(Unit: Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Accumulated depreciation						
31 December 2004	-	1,380,991	7,144,463	92,131	-	8,617,585
Increase from purchase of investments in subsidiaries	-	15,436	529,807	-	-	545,243
Depreciation for the year	-	209,005	1,066,723	19,635	-	1,295,363
Depreciation for disposals	-	(12,158)	(403,096)	(170)	-	(415,424)
Translation adjustment	-	(20)	8,232	(116)	-	8,096
31 December 2005	-	1,593,254	8,346,129	111,480	-	10,050,863
Net book value						
31 December 2004	1,844,614	2,931,325	5,882,428	43,699	688,858	11,390,924
31 December 2005	1,866,540	2,668,128	6,887,385	71,981	2,777,133	14,271,167
Depreciation in 2004 earnings statement						1,178,574
Depreciation in 2005 earnings statement						1,295,363

As at 31 December 2005, the Company and its subsidiaries have mortgaged part of the building with aggregate net book value of approximately Baht 656 million and land of Baht 51 Million (2004: Baht 622 million and land of Baht 295 million) with a bank to secure long-term loans from this bank, as discussed in Note 18.

As at 31 December 2005, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage Baht 78 Million (2004: Baht 82.9 million) of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

As at 31 December 2005 and 2004, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 5,417 million and Baht 5,065 million, respectively (The Company Only: Baht 4,795 million and Baht 4,438 million, respectively).

As at 31 December 2005 and 2004, machinery, equipment and vehicles with net book value amounting to Baht 1,754 million and Baht 1,604 million are acquired under hire purchase contracts, as referred to in Note 17.

14. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances as at 31 December 2005 and 2004 are as follows: -

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Bank overdrafts	1,263	170	107	119
Loans from financial institutions	3,554	2,818	3,136	2,665
Total	4,817	2,988	3,243	2,784

These represent loans obtained from local and overseas financial institutions in both Baht currency and in the following foreign currencies: -

(Unit: Million)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Baht	2,922	2,230	2,526	2,077
PHP	161	80	161	80
USD	2	-	-	-
NTD	148	225	148	225
INR	330	285	330	285

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of Taiwan, Philippines and SIBOR for foreign currency loans.

As at 31 December 2005, part of loans from banks, amounting to Baht 1,359 million (2004: Baht 989 million) are used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

15. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 December 2005 and 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Subsidiaries and joint ventures				
IOT Joint Venture	-	-	161,140	235,008
I.C.C.T. Joint Venture	-	-	184,354	184,354
Thai Maruken Co., Ltd.	-	-	71,986	28,423
ITO Joint Venture	-	-	31,024	155,163
Italthai Trevi Co., Ltd.	-	-	42,727	103,200
Siam Concrete and Brick Products Co., Ltd.	-	-	62,590	42,407
ITD - VIS Joint Venture	-	-	53,443	25,645
Asian Steel Product Co., Ltd.	-	-	54,218	13,857
Thai Pride Cement Co., Ltd.	-	-	50,895	11,811
ITD - NSC Joint Venture	-	-	15,023	535
IN Joint Venture	-	-	1,039	10,529
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	-	3,297
Others	-	-	11,384	13,447
Total	-	-	739,823	827,676
Associated companies				
MCRP Construction Corporation, Philippines	85,689	131,006	85,689	131,006
Bangkok Steel Wire Co., Ltd.	27,309	21,550	-	7,266
Thai Rent All Co., Ltd.	21,794	15,048	21,566	14,345
ATO-Asia Turnouts Ltd.	5,826	2,285	985	486
Others	5,675	5,675	-	-
Total	146,293	175,564	108,240	153,103

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Related companies				
(Related by way of common directors)				
Takenaka Corporation	285,376	237,917	-	-
Obayashi Corporation	253,425	208,403	-	-
Italthai Industrial Co., Ltd.	150,953	51,281	69,478	40,708
Siam Steel Syndicate Co., Ltd.	109,218	82,902	105,547	78,927
Italthai Engineering Co., Ltd.	68,813	-	22,161	-
Alcatel Contracting GmbH	20,063	21,261	-	-
Charoong Thai Wire & Cable Plc.	47,109	19,236	41,248	15,688
Penta-Ocean Construction Co., Ltd.	46,033	-	-	-
Saraburi Coal Co., Ltd.	34,818	-	-	-
Aquathai Co., Ltd.	14,759	-	14,759	-
Nawarat Patanakarn Plc.	5,961	15,544	3,148	-
Nippon Steel Corporation	-	92,446	-	-
Christiani and Nielsen (Thai) Plc.	-	15,136	-	-
Trevi Contractor BV	-	14,795	-	-
Nishimatsu Construction	4,835	13,486	-	-
Trevi SPA	-	13,237	-	-
Others	4,512	46,464	129	1,935
Total	1,045,875	832,108	256,470	137,258
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	96,684	141,005	-	-
I.C.C.T. Joint Venture	138,265	138,266	-	-
ITO Joint Venture	18,614	93,098	-	-
ITD - VIS Joint Venture	18,705	8,976	-	-
IN Joint Venture	509	5,159	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	1,319	-	-
Others	7,989	3,547	-	-
Total	280,766	391,370	-	-
Trade accounts payable - related parties	1,472,934	1,399,042	1,104,533	1,118,037

16. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 December 2005 and 2004 are as following: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Joint venture				
Joint Venture Evergreen - Italian-Thai - PEWC	-	-	685,299	660,983
Total	-	-	685,299	660,983
Related companies				
Nam Theun 2 Power Co., Ltd.	820,272	-	-	-
Nishimatsu Construction	71,351	-	-	-
Obayashi Corporation	70,292	237,095	-	-
Nawarat Patanakarn Public Company Limited	10,775	-	-	-
Alcatel Cable France	-	39,196	-	-
Others	5,190	6,021	-	-
Total	977,880	282,312	-	-
Short-term loans and advances from related parties	977,880	282,312	685,299	660,983

Significant movements in the short-term loans and advances from related companies balances for the year ended 31 December 2005 are as follows: -

(Unit: Thousand Baht)

	31 December	During the year		31 December
	2004	Increase	Decrease	2005
Joint venture				
Joint Venture Evergreen - Italian-Thai - PEWC	660,983	24,316	-	685,299
Related companies				
Nam Theun 2 Power Co., Ltd.	-	820,272	-	820,272
Obayashi Corporation	237,095	-	(166,803)	70,292
Alcatel Cable France	39,196	-	(39,196)	-
Nishimatsu Construction	-	71,351	-	71,351
Nawarat Patanakarn Public Company Limited	-	10,775	-	10,775

17. HIRE PURCHASES PAYABLES

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Hire purchases payables	1,296,398	1,552,244	1,274,473	1,549,346
Less: current portion	(436,121)	(404,265)	(429,038)	(403,551)
Net of current portion	860,277	1,147,979	845,435	1,145,795

The above hire purchases payables relate to machinery, equipment and vehicles leases with scheduled repayment terms of 2 - 8 years.

The Company and its subsidiaries have outstanding hire purchases payables in both Baht currency and in the following foreign currencies: -

(Unit: Million)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Baht	525	538	521	535
JPY	2,147	2,677	2,147	2,677
INR	20	-	-	-

18. LONG-TERM LOANS

As at 31 December 2005 and 2004, the Company and its subsidiaries have outstanding long-term loans as follows: -

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Long-term loans	2,425	3,510	1,571	3,086
Less: current portion	(684)	(746)	(583)	(703)
Net of current portion	1,741	2,764	988	2,383

Parts of long-term loans were secured by the pledge of parts of share certificates of investments in a related company. The loans were secured by the building and land of the Company and its subsidiaries with aggregate net book value of Baht 656 million as at 31 December 2005 (2004: Baht 917 million), as discussed in Note 10 and 13, respectively.

The loans of the Company and its subsidiaries carry interest at the rate of MLR.

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

19. CORPORATE INCOME TAX

Corporate income tax on the earnings for the year 2005 has been calculated after adding back certain expenses which are disallowable for tax computation purposes and revenues which have not to include as income and deducting tax losses brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the years 2005 and 2004 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 15 - 30 percent on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and revenue which have not to include as income and deducting the tax losses brought forward from previous years.

20. SHARE CAPITAL

During the first quarter, the Company offered to sell ordinary shares. The details are as follows: -

Offer date	Number of shares	Offer price	Amount	Receipt date
		(Baht per share)	(Baht)	
17 January 2005	400,000,000	9.80	3,920,000,000	24 January 2005
8 February 2005	55,000,000	9.80	539,000,000	10 February 2005
	455,000,000		4,459,000,000	

The Company registered the increase capital with the Ministry of Commerce on 10 February 2005. In addition, the Company has recorded the expenses concerning the offering of its increased share capital of approximately Baht 95 million as deduction in "share premium".

On 20 April 2005, a resolution of an annual general meeting of the Company's shareholders authorised to decrease in the Company's registered share from Baht 4,593,678,180 to Baht 4,193,678,180. The Company registered in its registered share capital with the Ministry of Commerce on 3 May 2005.

On 2 April 2004, a resolution of an annual general meeting of the Company's shareholders authorised the following matters: -

- To change in par value of the Company's share from Baht 10 per share to Baht 1 per share. As a result, the Company's share capital of Baht 3,738,678,180 comprises of 3,738,678,180 shares of Baht 1 each.

- To increase of the Company's share from Baht 3,738,678,180 to Baht 4,593,678,180 through the issue of 855,000,000 ordinary shares, with a par value of Baht 1 each.

The Company registered the change in par value from Baht 10 per share to Baht 1 per share and the increase of its share capital to Baht 4,593,678,180 with the Ministry of Commerce on 8 April 2004 and on 9 April 2004, respectively.

21. DIVIDEND PAID

Dividends of the Company which were declared in 2005 and 2004 consist of the following:

(Unit: Baht)

	Approved by	Number of share	Dividend per share	Total dividends
Final dividends on 2003 earnings	Annual General Meeting of the shareholders on 2 April 2004	373,867,818	0.50	186,933,909
Total for the year 2004				186,933,909
Final dividends on 2004 earnings	Annual General Meeting of the shareholders on 20 April 2005	4,193,678,180	0.07	293,557,473
Total for the year 2005				293,557,473

22. RELATED PARTY TRANSACTIONS

During the years, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows: -

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sales of fixed assets	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost
Interest on loans	Mutual agree rate

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the years ended 31 December		For the years ended 31 December	
	2005	2004	2005	2004
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	4,505	7,571
Sales of equipment	-		16	-
Purchases of construction materials and services	-	-	708	688
Purchases of equipment	-	-	22	45
Transactions with associated companies				
Construction services and other income	49	31	37	21
Purchases of construction materials and services	121	122	69	70
Transactions with related companies				
Construction services and other income	2,436	4,670	1,169	235
Purchases of construction materials and services	1,490	913	693	537
Purchases of equipment	87	125	81	124

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 31 December 2005 and 2004 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 31 December 2005 is equivalent to Baht 473 million) with Bangkok Mass Transit System Public Company Limited, the Company which operates the skytrain. The Company is currently restructuring its debts. The Company is currently negotiating the sale of this debt and, based on the preliminarily agreed price, the Company has set aside provision for loss totaling Baht 33 million, in accordance with the anticipated actual loss. This provision is presented under the caption of "Allowance on impairment of assets and contingent liabilities".

In 2004, Natureway Resources Company Limited (related company) forgave all its debt to Italian-Thai International Company Limited (subsidiary of the Company).

23. EMPLOYEES AND RELATED COSTS

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Number of employees at the end of year	34,838	25,187	26,993	22,977
Employee costs for the year (million Baht)	4,729	3,452	3,839	3,005

In 2005 and 2004, the contribution of the Company and its subsidiaries contributed Baht 24 million and Baht 22 million, respectively (the Company Only: Baht 22 million and Baht 20 million, respectively) to the provident fund. This is included in the above costs.

24. COST OF CONSTRUCTION WORK

As at 31 December 2005 and 2004, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amount to Baht 104,158 million and Baht 97,838 million, respectively (The Company only: Baht 52,781 million and Baht 59,580 million, respectively).

25. STATUTORY RESERVE

Under the Public Limited Company Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5% of its net profit after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered share capital. The statutory reserve is not available for dividend distributions.

26. GUARANTEES

As at 31 December 2005 and 2004, there were outstanding guarantees of approximately Baht 24,749 million and Baht 17,344 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 31 December 2005 and 2004, there were guarantees of approximately Baht 8,226 million and Baht 7,887 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

27. COMMITMENTS

27.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 31 December 2005, the outstanding balance of loans amounted to Baht 1,969 million (2004: Baht 2,085 million).

As the Company has obligations to provide loans to the special purpose vehicle discussed above, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

Some of the assets of the special purpose vehicle comprise receivables from and investment in the operation of the skytrain. This company is in the process of restructuring its debt. The Company is currently negotiating the sale of this debt and, based on the preliminarily agreed price, the Company has set aside provision for loss totaling Baht 394 million in accordance with the anticipated actual loss. This provision is presented under the caption of "Allowance on impairment of asses and contingent liabilities".

27.2 As at 31 December 2005, the Company and joint ventures had the outstanding major commitment as follows:

(Unit: Million)

Currency	Consolidated	
	2005	2004
Baht	4,479	5,682
NTD	3,198	3,084
JPY	29	1,405
EUR	-	1
USD	28	1
INR	2,406	-

27.3 As at 31 December 2005 and 2004, the Company and joint ventures had the following outstanding commitments as proportion of the company in respect of purchases of materials, machinery and software and related service: -

(Unit: Million)

Currency	Consolidated		The Company Only	
	2005	2004	2005	2004
Baht	68.7	797.6	3.3	193.5
EUR	8.1	1.6	0.8	0.2
JPY	-	58.3	-	19.8
USD	5.6	22.7	0.8	4.3
AUD	0.1	0.2	0.1	0.2
NTD	3.5	5.0	-	5.0
INR	317.2	39.0	-	39.0

27.4 As at 31 December 2005, the Company had outstanding commitment of USD 56 million in respect of uncalled portion of investments in a related company.

28. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totaling approximately Baht 218 million (2004: Baht 55 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

29. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, the subsidiaries and the joint ventures for the years 2005 and 2004 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit: Million Baht)

	Consolidated									
	For the years ended 31 December 2005 and 2004									
	Local		Overseas		Total		Elimination		Grand total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from construction services	32,092	32,860	8,966	1,799	41,058	34,659	(3,073)	(4,205)	37,985	30,454
Gross profit	1,708	1,895	718	256	2,426	2,151	-	-	2,427	2,151
Gain (loss) on exchange									33	(109)
Other income									977	593
Administrative expenses									(1,118)	(816)
Reversal of (allowance for) doubtful accounts									122	(90)
Reversal of amount due to related party forgiveness - net									-	212
Allowance on impairment of assets and contingent liabilities									(427)	-
Allowance for loss on impairment of investments									-	(113)
Share of profit (loss) from investments accounted for under equity method									(5)	7
Loss on sales of investments									(3)	-
Interest expenses									(589)	(390)
Corporate income tax									(96)	(183)
Minority interests									(56)	(45)
Net earnings for the year									1,262	1,217

(Unit: Million Baht)

	As at 31 December 2005 and 2004									
	Local		Overseas		Total		Elimination		Grand total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Property, plant and equipment - net	12,576	10,481	1,616	809	14,192	11,290	79	101	14,271	11,391
Other assets	28,207	28,914	7,236	2,757	35,443	31,671	(7,302)	(6,983)	28,141	24,688
Total assets	40,783	39,395	8,852	3,566	49,635	42,961	(7,223)	(6,882)	42,412	36,079

30. FINANCIAL INSTRUMENTS

30.1 Financial risk management and policies

The Group (the Company, its subsidiaries and its joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

30.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts and loans from financial institutions. It uses derivative financial instruments to hedge certain risk.

30.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans which are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for account payable for spare parts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 31 December 2005 are summarised below: -

Currency	Million	Forward contract exchange rate
EUR (buy)	0.3	49.13 - 49.42
YEN (buy)	685.9	0.36

Below is the summary of the Group's foreign currency-denominated assets and liabilities as at 31 December 2005 which were unhedged.

	CONSOLIDATED (Net)					
	EUR million	USD million	JPY million	Kips million	SGD million	VND million
Trade accounts payable	0.1	0.3	16.9	-	-	-
Trade accounts payable - related parties	0.3	-	-	-	-	-
Hire purchase payables	-	-	2,146.7	-	-	-
Advance received from customers under construction contracts	-	-	188.4	-	-	873.3
Assets in foreign currencies	0.7	47.9	2,584.2	119.2	1.9	0.5
Accounts payable - retention	0.3	-	73.3	-	-	-

	THE COMPANY ONLY (Net)					
	EUR million	USD million	JPY million	Kips million	SGD million	VND million
Hire purchase payables	-	-	2,146.7	-	-	-
Advance received from customers under construction contracts	-	-	27.9	-	-	873.3
Assets in foreign currencies	0.7	47.9	916.2	119.2	1.1	0.5

The Company will earn future revenues in foreign currencies in an amount of USD 57 million, INR 22,353 million, PHP 422 million, NTD 4,805 million and JPY 1,556 million.

In addition, the Group's is exposed to foreign currency risk with respect to its investments in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

30.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful debts.

31. PRESENTATION

The presentation of the financial statements has been made in compliance with the stipulations of the Notification of the Business Development Department dated 14 September 2001 as empowered under the Accounting Act B.E. 2543.

Certain amounts in the financial statements for the year 2004 have been reclassified to conform to the current year's classification, with no effect on previously reported net earnings or shareholders' equity.

32. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorised for issue by the authorised directors on 25 February 2006.

ERNST & YOUNG OFFICE LIMITED

www.ey.co.th

33rd Floor, Lake Rajada Office Complex,
193/136-137 Rajadapisek Road, Klongtoey, Bangkok 10110
Tel.: (66) 0-2264-0777, (66) 0-2661-9190
Fax: (66) 0-2264-0789-90, (66) 0-2661-9192
E-mail: ErnstYoung.Thailand@th.ey.com

82-4299

Minutes of Annual General Meeting of Shareholders No.1/2006

Minutes of Annual General Meeting of Shareholders No.1/2006
Of
Italian-Thai Development Public Company Limited
March 30, 2006
The meeting room, 37th floor, Head Office,
2034/132-161 Italthai Tower, New Petchburi Road, Bangkok, Thailand

Pol. Lt. Chartachai Bunya-ananta, Chairman of the Board of Directors and Audit Committee Chairman was the Chairman of the Meeting. The Directors and the Management who participated the Meeting are follows;

1. Mr. Premchai Karnasuta
2. Mr. Boonmee Pisanuwongse
3. Mr. Pathai Chakornbundit
4. Mr. Tawatchai Suthiprapha
5. Mr. William Lee Zentgraf
6. Mr. Yuthachai Charanachitta
7. Mr. Chatichai Chutima

The Certified Auditor of Ernst & Young Office Limited who participated in this Meeting is Ms.Nonglak Phumnoi.

496 shareholders and shareholder's proxies representing 2,457,195,297 shares participated, being equal to 58.59%, thus constituting a quorum,

The Meeting started on 2.40 pm.

The Chairman convened and informed the shareholders regarding vote casting on each agenda that the shareholders or proxies who wanted to abstain or not approve were able to cast on a voting card and then the Company's officers would count them.

The Meeting preceded with the following agenda:

AGENDA 1: TO CONSIDER AND CERTIFY THE MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS NO. 1/2005.

The Chairman proposed for approval the Minutes of the Annual General Shareholders' Meeting No. 1/2005 held on April 20, 2005.

The shareholders commented on legal reserve at year end 2004 in amount of Baht 325,798,000 was not consistent to its amount in Agenda 4 which showed in amount of Baht 319,265,000

Mr.Chatichai Chutima explained that inconsistency was caused from a confusing reference Amount of legal reserve in the Minutes referred to consolidated financial statement but in the amount in Agenda 4 referred to financial statement of Company only. However, in compliance with legal requirements, the Company had to rectify the amount of the legal reserve by referring to the financial statements of Company only, so that legal reserve at year end 2004 shown in the Minutes shall be changed from Baht 325,798,000 to Baht 319,265,000.

No shareholder raised any objection, nor requested any amendment to such Minutes.

After due consideration, the Meeting by majority notes of 2,455,316,297 shares, equivalent to 99.92% (with the abstention of 1,879,000 shares, equivalent to 0.08%) resolved that the Minutes of the Annual General Meeting No.1/2005 be certified.

AGENDA 2: TO CONSIDER AND ACKNOWLEDGE THE 2005 OPERATION RESULTS.

The Chairman proposed that Mr. Premchai Karnasuta, the President, explain the details of this agenda item to the Meeting for acknowledgement of the operating results of the Company in the year 2005 by dividing the topic into 6 groups as follows:

1. **The value of completed projects from March 2005 to March 2006 is approximately Baht 32,348 Million, the major completed projects being those projects in Suvarnabhumi Airport.**

Projects	Location	Contract Values (M. Baht)
1. Steel Fabrication and Erection Project	Samut Prakarn	2,080
2. Airfield Pavement	Samut Prakarn	7,444
3. Design and Construction of Enabling Works of the Underground Train Station (North Tunnel)	Samut Prakarn	2,560
4. Underground Train Station: South Tunnel	Samut Prakarn	3,424
5. Suvarnabhumi Airport Hotel	Samut Prakarn	2,321
6. The Construction of Distribution and Duct Bank System	Samut Prakarn	1,042

As well, the Company completed Q. House Lumpini Project (Baht 1,514 million), BLCP 2x700 MW Coal Fired Power Plant Project in Rayong (Baht 711 Million) and Rupsa Bridge Construction Project in Bangladesh (Baht 3,175 Million).

2. **Major on-going projects, with the contracts valued at 97,902 million Baht, are:**

Projects	Location	Contract Values (M. Baht)	Progress
1. Suvarnabhumi Airport Concourse Building (Package 3)	Samut Prakan	8,610	99.40%
2. Suvarnabhumi Airport Terminal Building (Package 2)	Samut Prakan	6,010	92.82%
3. Installation of Baggage Handling Comples (On-line Screening System)	Samut Prakan	1,721	97.13%
4. Mae Moh Overburden Removal and Lignite Mining, Phase 5	Lampang	10,983	58.92%
5. Nam Theun 2 Hydro-electric Dam Project	Laos	8,525	15.88%
6. Kol Dam Hydro-electric power Project	India	5,649	24.62%
7. Aua Arthon Housing Project (Prachanivate, Bangchalong Phase I and II, Preaksa phase 3/2)	Bangkok	1,285	96.35%
8. Aua Arthon Housing Project (Beungkum, Ladkrabang, Bhudamontol 4 & 5, Setthakij, Tha-it, Rangsit, Saimai)	Bangkok	7,156	72.32%
9. Aua Arthon Housing Project (Bang Pu, Bhudhamonton 7, Wat Khoo)	Bangkok	3,359	18.73%
10. The Construction of a New Underground Joint Station for High Speed Rail and National Rail in Nankang of Taiwan	Taiwan	7,647	21.81%
11. The construction of Sport Complex at Nakhon Ratchasima	Nakhon ratchasima	1,950	6.99%

Projects	Location	Contract Values (M. Baht)	Progress
12. The Construction of 4 lane, NH – 2	India	1,232	87.75%
13. The Construction of 8 BMA Flyover Bridges	Bangkok	1,629	67.56%
14. The Construction of Water Drainage Tunnel from Klong San Saeb and Klong Ladprao to Chao Praya River	Bangkok	999	60.96%
15. The Construction of New Head Office for Bank of Thailand	Bangkok	1,580	23.33%
16. The Construction of King Power Complex	Bangkok	1,608	18.82%
17. The Development of Area A3 at Laemchabang Port	Chonburi	1,304	58.62%

3. **New projects signed since the beginning 2006 with the contracts value are 36,845 Million Baht , the large projects are as follows**

Projects	Location	Contract Values (M. Baht)
1. Turnkey of Aua Arthorn Housing Phase 5	Bangkok	33,178
2. Suvarnabhumi Airport Drainage Phase 3	Samut Prakarn	2,621
3. Suyo-Cervantes Road Suyo-Cervantes Road, The Philippines	The Philippines	902
4. P.S.L. Development project	Bangkok	113
5. Auo Po Dredging Work	Phuket	17
6. R.C. Foundation for the Scrap Bay & Access Road for Siam Steel Syndicate Co., Ltd.	Bangkok	14
The total of New projects are approximately	82,634 million baht	

4. **The Company has been awarded 10 projects, with a total contract value of 11,053 million Baht. The projects are:**

Projects	Location	Contract Values (M. Baht)
1. New Government House (Contract 3 Tower B)	Bangkok	6,427
2. West Bengal Package EW-II (WB-1) Assam Border to Gairkatta of NH-31C	India	1,878
3. Ramkhamhaeng Elevated Way from Lamsalee to Bangchan	Bangkok	1,700
4. Palm Jumeirah Crescent Plot 36 & 37, Dubai	United Arab Emirates	894
5. School Building and Multipurpose Building at Assumption Suksa School	Bangkok	87
6. Design and Build of Construction Work for 9 Escalators for BTS	Bangkok	39
7. KCC Cement Plant (Kiln Foundation, Preheater Tower Foundation and Clinker Cooler)	Cambodia	28

5. **The Company has submitted the lowest bids for the following contracts valued at 5,703 million Baht:**

Projects	Location	Contract Values (M. Baht)
1. Palm Jumeirah Package 3-6, Dubai	United Arab Emirates	2,247
2. Road Work Project (Buddhamontol 2) from Petchakasem Road to Southern Local Road	Bangkok	920
3. Bridge Over Chaophraya River at Bangkhuwat	Bangkok	920
4. Bus Rapid Transit Route 1 (Nawamin-Mohchit)	Bangkok	638
5. Yala-Batong Road	Yala	400
6. Flood Protection System in Samut Sakhon	Samut Sakhon	350
7. Habour Craft and Service (A0) at Leam Chabang	Chonburi	170
8. Ductbank from Ratchadapesek-Dindeang Station	Bangkok	40
9. New Raw Water Reservoir for PTT Gas Separation Plant, Rayong province	Rayong	18

6. **Future Projects:**

Projects	Contract Values (M. Baht)
Overseas Projects valued at approximately 122,000 million Baht	
1. Xepien – Xe Nam Noi	16,000
2. Mumbai MRT	20,000
3. Hyderabad MRT	20,000
4. Trans Harbour Link	20,000
5. Siem Reap International Airport	40,000
6. Pieng Mana International Airport	6,000
Projects in Thailand valued at approximately 1,306,930 million Baht	
1. MRTA –Purple line	64,000
2. MRTA – Red line	72,000
3. MRTA –Blue line	73,000
4. MRTA –Orange line	82,000
5. MRTA –Yellow line	66,000
6. MRTA –Green line	40,000
7. MRTA –Pink line	54,000
8. Track doubling	5,230
9. Track doubling (Nakorn Ratchasima)	5,000
10. Scada (PEA) Scada System (PEA)	3,000
11. Outer ring road	13,700
12. Expressway 3 (S2)	22,000

Projects	Contract Values (M. Baht)
13. Special Expressway (SriRuch, Chan Rd. – Daokanong)	15,000
14. Special Expressway (SriRuch, Outer Ring Road)	26,800
15. Satellite Terminal	40,000
16. Irrigation Water Grid	200,000
17. Track doubling South Route	165,900
18. Track doubling NorthEast Route	139,800
19. Track doubling North Route	116,900
20. Track doubling East Route	59,700
21. Energy Center (PTT)	6,000
22. C2 Mae Moh Mine C2	3,800
23. Pran Nok -Buddhamonton 4	3,900
24. SRT's Flat	5,000
25. Water Pipeline	3,000
26. Water Pipeline	1,200
27. Solar Cell (PEA)	20,000

After Mr. Premchai Karnasuta explained the Company's operations result, the shareholder asked him to advise on the likelihood of winning the bids in 2006. Mr. Premchai Karnasuta replied that based on past experience, the Company would be awarded about 25-30% of the total value of the projects bid. However, for the year 2006, there are many large projects which will not require bidding, but the Thai Government will consider the project feasibility and readiness of contractor in both project financing and construction performance according to the Company's proposal, for example the Mega-projects and the Aua Arthon Housing Projects. The Company estimated that in 2006 it will be awarded projects worth about 40 billion Baht, excluding the Government's Mega-projects.

The shareholders also questioned the Company's gross margin and revenue in 2006. Mr. Premchai Karnasuta explained that Company's gross margin was expected to improve due to the many large projects that will not require bidding, so the Company is able to define a suitable gross margin and materials price tend to be more stable at present. Mr. Chatichai Chutima, Vice President (Finance), added that the operation of the cement plant and ITD Cementation India Ltd's gross margins also improve the Company's gross margin. However, there is no projection of gross margin on revenues in 2006.

Shareholders also questioned on the management of risk regarding currency exchange rates as the Company is tending to have more international projects. Mr. Chatichai explained that the Company managed by Natural Hedging, that is, revenues in foreign currencies will pay for expenses in oversea projects.

The Chairman proposed the Meeting consider and acknowledge the Operating Result Report.

After due consideration, the Meeting, by majority notes of 2,453,531,593 shares, equivalent to 99.85%, (with the abstention of 3,663,704 shares equivalent to 0.15%), resolved that the operating results of the Company in the year 2005 be acknowledged.

AGENDA 3: TO CONSIDER AND APPROVE THE COMPANY'S BALANCE SHEET AND PROFIT AND LOSS STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005.

The Chairman proposed to the Meeting the consideration and approval the Balance Sheet and the Profit and Loss Statement of the Company in the fiscal year 2005 as considered by the Audit Committee and as audited and certified by the auditor of the Company. Mr. Chatichai Chutima, Vice President (Finance) explained additional financial information in that the Company's work on hand ending December 31, 2005 amounted to Baht 41,397 million, including government projects and private projects equivalent to 86.1% and 13.9% respectively; and separated into domestic projects and international projects is equivalent to 55.1% and 44.9% respectively. Work on hand ending March 2006 amounts to Baht 89,300 million, including government projects and private projects equivalent to 89.3% and 10.7% respectively; and separated into domestic projects and international projects is equivalent 75.1% and 24.9%. This due to the Company being awarded the 100,000 unit, Aua Arthom Housing Project which is both a government and domestic project, worth Baht 33,178 million.

The Company's market share, compared with listed contractors in SET, as at December 31, 2005 is 46.0%.

Referring to consolidated financial statement of the Company in 2005, total revenues were Baht 38,995 million, including revenues from construction in the amount of Baht 37,985 million and net profit in the amount of Baht 1,262 million. As at December 31 2005, its total assets, total liabilities, and total equities were Baht 42,412 million, Baht 25,240 million and Baht 17,171 million respectively.

The Chairman proposed the Meeting approve the Company's Balance Sheet and Profit and Loss Statements for the year ended December 31, 2005.

After due consideration, the Meeting, by a majority vote of 2,453,531,593 shares equivalent to 99.85% (with the abstention of 3,663,704 shares, equivalent to 0.15%), resolved that Balance Sheet and the Profit and Loss Statement of the Company in the fiscal year 2005 be approved.

AGENDA 4: TO CONSIDER AND APPROVE THE ALLOCATION OF PARTIAL PROFITS AS LEGAL RESERVE.

The Chairman requested Mr. Chatichai Chutima Vice President (Finance) explain to the Meeting that according to the Public Company Limited Act of 1992 (B.E. 2535), the Company must allocate not less than 5% of its annual net profit to a reserve fund, until the reserve fund reaches not less than 10% of the registered capital.

Per Balance Sheet and Profit and Loss Statements of the Company for the year ended December 31, 2005, the Company shall allocate the partial profits as legal reserve in the amount of Baht 63,099,000, plus the existing legal reserve in the amount of Baht 319,265,000, the total amount of legal reserve of the Company is Baht 382,364,000.

The Chairman proposed the Meeting consider.

After due consideration, the Meeting, by majority notes of 2,457,195,297 shares, equivalent to 100%, resolved that the allocation of partial profits as legal reserve be approved.

AGENDA 5: TO CONSIDER AND APPROVE THE PAYMENT OF DIVIDEND FOR 2005 ACCOUNTING PERIOD

The Chairman explained to the Meeting that per the Balance Sheet and Profit and Loss Statement of the Company year ended December 31, 2005, the Company has a net profit of Bt 1,261,989,000. A Board of Directors' Meeting passed a resolution for the approval of payment of dividend for the 2005 accounting period to be paid to those shareholders whose names are in the Share Register book of the Company on March 16, 2006, at the rate of Bt 0.06 per share.

The Chairman proposed the Meeting consider.

After consideration, the Meeting by majority notes of 2,380,865,607 shares, equivalent to 96.89% (with the abstention of 76,329,690 shares, equivalent to 3.11 %), resolved that the payment of the dividend for 2005 accounting period be approved.

AGENDA 6: TO CONSIDER AND APPROVE THE REAPPOINTMENT OF DIRECTORS WHO RESIGNED BY ROTATION

The Chairman proposed the Meeting consider and approve the reappointment of those Directors who resigned by rotation and to determine the remuneration for the Board of Directors and the Audit Committee.

The Chairman proposed the Meeting consider.

After due consideration, the Meeting:

by a majority vote of 2,447,415,001 shares, equivalent to 99.60% (with not approved voted of 973,100 shares, equivalent to 0.04% and the abstention of 8,807,196 shares, equivalent to 0.36%), resolved that Pol. Lt. Chatrachai Bunya-ananta be reappointed for another term;

by a majority vote of 2,447,415,001 shares, equivalent to 99.60% (with not approved voted of 973,100 shares, equivalent to 0.04% and the abstention of 8,807,196 shares, equivalent to 0.36%), resolved that Dr. Krisorn Jittorntrum be reappointed for another term;

by a majority vote of 2,447,415,001 shares, equivalent to 99.60% (with not approved voted of 973,100 shares, equivalent to 0.04% and the abstention of 8,807,196 shares, equivalent to 0.36%), resolved that Mr. Premchai Karnasuta be reappointed for another term; and

by a majority vote of 2,448,213,701 shares, equivalent to 99.63% (with the abstention of 1,549,196 shares, equivalent to 0.06%), resolved that the remuneration for the Board of Directors and the Audit Committee be approved as follows:

Name of Board of Directors:

1	Pol.Lt. Chatrachai Bunya-Ananta	Chairman and Independent Director
2	Mr. Premchai Karnasuta	Director
3	Mrs. Nijaporn Charanachitta	Director
4	Dr. Krisorn Jittorntrum	Independent Director
5	Mr. Boonmee Pisanuwongse	Director
6	Mr. Pathai Chakornbundit	Director
7	Mr. Yuthachai Charanachitta	Director
8	Mr. Tawatchai Suthiprapha	Director
9	Mr.William Lee Zentgraf	Independent Director

Name of Audit Committee Members:

1	Pol.Lt. Chatrachai Bunya-Ananta	Audit Committee Chairman
2	Dr. Krisorn Jittorntrum	Audit Committee member
3	Mr. William Lee Zentgraf	Audit Committee member

The remuneration of the Board of Directors and the Audit Committee:

1. **The remuneration for the Board of Directors** (Not more than 5,100,000 Baht per year):

- The remuneration for Chairman the Board of Directors is Baht 700,000 per year.
- The remuneration for 8 directors are Baht 550,000 per year each,
- The total is Baht 4,400,000 per year.

2. **The remuneration for the Audit Committee**: (Not more than 1,313,000 Baht per year)
   - Audit Committee Chairman:
     - Meeting Fee: equivalent in amount of Baht 360,000 per year
     - Incentive: (Depending on the operation result)
   - Audit Committee Members
     - Meeting Fee: equivalent in amount of Baht 300,000 per year per person
     - Incentive: (Depending on the operation result)

AGENDA 7: TO CONSIDER AND APPROVE THE APPOINTMENT OF AUDITORS AND DETERMINATION OF THE AUDITOR'S REMUNERATION FOR THE YEAR 2006

The Chairman proposed that Mr. Chatichai Chutima, Vice President (Finance) explain the details of this agenda item.

The Chairman proposed the Meeting to consider.

After due consideration, the Meeting, by a majority vote of 2,457,122,197 shares, equivalent to 100%, resolved that Ms. Sumalee Reewarabundith, Certified Auditor No. 3970, and/or Ms. Rungnapa Lertsuwankul, Certified Auditor No. 3516, and/or Mrs. Nonglak Phumnoi, Certified Auditor No. 4172, all of Ernst & Young Office Limited be the auditors of the Company for the year 2006 and that the remuneration for auditors be fixed in the amount of Bt 2,500,000.

AGENDA 8 TO CONSIDER AND APPROVE THE ISSUANCE AND OFFER OF DEBENTURES OF THE COMPANY

The Chairman proposed that Mr. Chatichai Chutima, Vice President (Finance), explain the details of this agenda item.

The Company is in the process of raising funds which will be used to expand the Company's business in accordance with the investment plan of the Company. Therefore, to increase channels and forms of fund raising, the Chairman requested the Meeting to consider and approve issuance and offer of Debentures.

Preliminary details are as follows:

Type	:	Debentures, as a named certificate or bearer instrument, subordinated or unsubordinated, secured or unsecured and with or without a debenture holder's representative.
Offering amount of debentures	:	Not more than Baht 10,000 Million or US$250 Million
Price per unit	:	Baht 1,000
Term	:	Not exceeding 10 years from the date of issuance of the debentures.
Allocation method	:	Domestic and/or international offering to the public and/or institutional investors and/or specific investors and may be offered once or several times.

Redemption prior to the maturity period	: Holders of debentures have the right or have no right to request redemption of shares prior to the maturity period, provided that it shall be in accordance with the terms and conditions of the debentures to be issued on each occasion.
Special condition	: In the case where the Company has redeemed or repaid the debentures issued under the authorized offering amount, the Company will be entitled to issue and offer for sale new debentures in accordance with the conditions and the revolving offering amount as mentioned above.

The Board of Directors and/or any person assigned by the Board of Directors and/or Mr. Premchai Karnasuta and/or Mrs. Nijaporn Charanachitta shall have the power to consider and determine details and other conditions relating to issuance and offering of the debentures, such as name of debentures, type of offering of debentures, the number of debentures to be issued and offered on each occasion, type of debentures, security, offering price per unit, term, redemption period, redemption prior to the maturity period, interest rate, principal and interest payment method, allocation method and details of offering, etc. This includes listing debentures on any securities exchange or other markets, having power to apply for approval from the relevant agencies and appointing the advisors or relevant parties for the issuance and offering of debentures as well as negotiation, agreement and execution of related documents and contracts, as well as taking any action necessary and relating to the issuance and offering of debentures.

The Chairman proposed the Meeting to consider.

After due consideration, the Meeting by majority notes of 2,447,537,297 shares, equivalent to 99.61% (with the abstention of 9,658,000 shares, equivalent to 0.39%), resolved that the issuing and offering debenture of the Company was approved.

AGENDA 9 OTHER BUSINESS

The shareholders suggested the Company to set up Investor Relations Division for providing the information to shareholders and investors and establish a Quarterly Briefing in order to disclose the operation result of the Company every Quarter. Mr. Chatichai Chutima explained that the shareholders are able to contact Corporate Service Division for Company's news and information and the Company will try to establish Quarterly Briefing in every quarter according to shareholder's suggestion.

Since there was no other business, the Chairman adjourned the meeting at 3.55 p.m.

....

(Pol. Lt. Chatrachai Bunya-anata)
Chairman of the Meeting

The Report of material events field with the Stock Exchange of Thailand

(" SET ")

from December 2005 – April 2006

31/03/2006 08:37

ITD : The resolution of Annual General Meeting no.1/2006

ITD Announces Resolutions Made by Shareholders.

Italian - Thai Development Public Company Limited (ITD) announced resolutions made by Annual General Meeting of Shareholders No. 1/2006 held on March 30, 2006 at 2.30 p.m. at the head office's conference room on 37th floor, as follows;

1. To certify the minutes of the Annual General Meeting of Shareholders No. 1/2005 held on April 20, 2005.

2. To ratify the 2005 operating result.

3. To approve the Company's Balance Sheets and Profit and Loss Statements for the year ended, as of December 31, 2005.

4. To approve the allocation of partial profits as legal reserve for an amount of Baht 63,099,000 (Baht : Sixty-Three Million and Ninety - Nine Thousand).

5. To approve the payment of dividend for 2005 accounting period to Shareholders whose names in the share register book of the Company on March 16, 2006 at the rate of Baht 0.06 per share. The dividend payment will be made on April 28,2006.

6. To re-appoint directors, Pol.Lt Chatrachai Bunya-Ananta, Dr. Krisorn Jittorntrum and Mr.Premchai karnasuta who resigned by rotation and determined the directors' remuneration for the year 2006 of not more than Baht 5,100,000 per annum and determined the audit committee's remuneration for the year 2006 of not more than Baht 1,313,000 per annum.

7. To approve the appointment Ms. Sumalee Reewarabundith, certified public accountant (Thailand) No. 3970 and/or Ms. Rungnapa Lertsuwankul certified public accountant (Thailand) No. 3516 and/or Ms.Nonglak Pumnoi, certified public accountant (Thailand) No. 4172 of of Ernst & Young Office Limited to be the auditors for the accounting year ended December 31, 2006 and to determine the auditors' remuneration at the amount of Baht 2,500,000

8. To approve the issuance and offer of the debentures of the Company, Preliminary details are as follows:

Type:
Debentures, in named certificate or bearer instrument, subordinated or unsubordinated, secured or unsecured and with or without a debentureholder's representative.

Offering amount of debentures :
Not more than Baht 10,000 Million or US$250 Million

Price per unit:
Baht 1,000

Term:
Not exceeding 10 years from the date of issuance of the debentures.

Allocation method:
Domestic and/or international offering to the public

and/or institutional investors and/or specific investors
and may be offered once or several times.

Redemption prior to the maturity period :
Holders of debentures have the right or have no right to request redemption of shares prior to the maturity period, provided that it shall be in accordance with the terms and conditions of the debentures to be issued on each occasion.

Special condition:
In the case where the Company has redeemed or repaid the debentures issued under the authorized offering amount, the Company will be entitled to issue and offer for sale new debentures in accordance with the conditions and the revolving offering amount as mentioned above.

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29/03/2006 13:34

ITD : Signed Contracts 4 projects

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during Jan - Mar 2006 the Company signed 4 contracts as follows:

Name of Project	Client	Price (Baht) (including VAT)
1.The Construction for Foundation of Scrap Bay Factory and a Concrete Road	Siam Steel Syndicate Co.,Ltd.	14.72 M

Signing date : Mar 15, 2006
Period of work : 120 days

2. The Construction of P.S.L Development	Thai-Jaksu Hospital Co.,Ltd.	121.27 M

Signing date :Mar 7, 2006
Period of work :420 days

3.The construction of Dredging works for Ao Por Project, Phuket Province.	Ao Por Grand Marina Co., Ltd.	18.19 M

Signing date :Feb 21,2006
Period of work :180 days

4.The Construction of New Raw Water Reservoir for PTT Gas Separation Plant, Rayong Province.	PTT Public Co., Ltd.	19.51 M

Signing date :Feb 20, 2006
Period of work :60 days

The details of the contract works are as follows:-

1. The Construction of Foundation for Scrap Bay Factory and a Concrete Road

Description of works: - Design foundation scrap bay factory
- Piling 0.45 x 0.45 x 24 m. prestressed concrete pile
- Concrete foundation - column
- Concrete beam
- Concrete slab (thickness 30 cm)
- Concrete pavement (road) 9x72 metre

2.The Construction of P.S.L Development

Description of works: Construction of a R/C structure building size 32 x 48.50 metre high, 7 floors including power system, architectural work, mechanical and electrical system

3. The construction of Dredging works for Ao Por Project, Phuket province

Description of works:Dredge, the marina basin and dispose of dredged material at a designated area, quantity 94,234 Cu.m.

4.The Construction of New Raw Water Reservoir for PTT Gas Separation Plant, Rayong Province

Description of works:
1. Construction of 112,438 Cu.m. New Raw Water Reservoir
2. Installation of HDPE 12" dia 500 meter long
3. Construction of Access Road 270 metres long.

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02/03/2006 17:54

ITD : payment of dividend,Issuance and offer debenture, AGM1/2006

Translation

The Board of Directors' Meeting of Italian-Thai Development Public Company Limited No. 1/3/2006, on March 2,2006,passed resolutions regarding the following matters:

1.Consideration and approval of payment of dividend for 2005 accounting period to shareholders whose names in the share register book of the Company on March 16,2006 at the rate of Baht 0.06 per share.

2.Consideration and approval of issuance and offer of debentures. Preliminary details of debentures are as follows:

Type :Debentures, in named certificate or bearer instrument, subordinated or unsubordinated, secured or unsecured and with or without a debentureholder's representative.

Offering amount of Debentures :Not more than Baht 10,000 million or US$ 250 million.

Price per unit: Baht 1,000

Term : Not exceeding 10 years from the date of issuance of the debentures.

Allocation method :Domestic and/or international offering to the public and/or institutional investors or investors with specific characteristics and/or specific investors and may be offered once or several times.

Redemption prior to the maturity period : Holders of debentures have the right or have no right to request redemption of convertible shares prior to the maturity period, provided that it shall be in accordance with the terms and conditions of the debentures to be issued on each occasion.

Special condition:*In the case where the Company* has redeemed or repaid the debentures issued under the authorized offering amount, the Company will be entitled to issue and offer for sale new debentures in accordance with the conditions and the revolving offering amount as mentioned above.

The Board of Directors and/or any person assigned by the Board of Directors and/or Mr. Premchai Karnasuta and/or Mrs.Nijaporn Charanachitta shall have the power to consider and determine details and other conditions relating to issuance and offering of the

debentures such as name of debentures, type of offering of debentures, the number of debentures to be issued and offered on each occasion, type of debentures, security, offering price per unit, term, redemption period, redemption prior to the maturity period, interest rate, principal and interest payment method, allocation method, and details of offering, etc.
This includes listing debentures on any securities exchange or other markets, having power to apply for approval from the relevant agency and appointing the advisors or relevant parties for the issuance and offering of debentures as well as negotiation, agreement and execution of related documents and contracts as well as taking any action necessary and relating to the issuance and offering of debentures.

3.Consideration and approval of holding the Annual General Meeting of Shareholders No. 1/2549 on March 30, 2006 at 2.30 p.m. at 37th floor, to consider the following matters:

1. To consider and certify the Minutes of the Annual General Meeting of Shareholders No. 1/2005;

2. To consider and acknowledge the 2005 operational result;

3.To consider and approve the Company's Balance Sheet and Profit and Loss Statement for the year ended December 31, 2005;

4.To consider and approve the allocation of partial profits as legal reserve;

5.To consider and approve the dividend payment for the 2005 accounting period;

6.To consider and approve the appointment of new directors in place of directors resigning by rotation and determination of remuneration for the Board of Directors and the Audit Committee;

7.To consider and approve the appointment of an auditor and determination of remuneration of the auditor;

8.To consider and approve the issuance and offer of the debentures of the Company;

9. To consider other business (if any).

4.Consideration and scheduling of the closing date of the share register book to determine the shareholders' entitlement to attend the Annual General Meeting of Shareholders No. 1/2549 and to receive the dividend shall be March 16, 2006, at 12.00 a.m. until the completion of the meeting.

Please be informed accordingly.

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28/02/2006 09:25

ITD : audited Yearly F/S And Consolidated F/S (F45-3)

(audited Yearly F/S And Consolidated F/S (F45-3))
Reports: audited yearly and consolidated statements as follows.
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

	audited (In thousands) Ending 31 December For year	
Year	2005	2004
Net profit (loss)	1,261,989	1,217,522
EPS (baht)	0.30	0.33

Type of Report : Unqualified Opinion with an emphasis of matters
Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ______________________
(Mr.Premchai Karnasuta)
Position President

Authorized to sign on behalf of the company

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17/01/2006 13:23

ITD : The report of the use of Company's capital increase

- Translation -

Italian - Thai Development Public Company Limited would like to inform the Stock Exchange of Thailand on the use of company's capital increase through the Public Offering of new share capitals of 455,000,000 shares, price per share is 9.80 Baht, in the amount of Baht 4,459 million, the period for reserve during January 17-19, 2005.

As of December 31, 2005 the Company used the capital increase as follows:

Description	Expected Use of Capital Increase (Million Baht)	Actual Used Up to Dec. 31, 2005 (Million Baht)	Balance As of Dec. 31, 2005 (Million Baht)
1. Investment in a cement plant and in Nam Theun 2 hydroelectric power project	2,300	1,474	826
2. Repayment a portion of outstanding loans	1,400	1,400	0
3. Working Capital requirements	759	759	0
Total	4,459	3,633	826

Please be informed accordingly.

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17/01/2006 13:16

ITD : Signed contract with National Housing Authority

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on January 16,2006 the Company signed a contract with National Housing Authority to proceed with the Construction of Baan Ua-Athorn Project - Turnkey III (By ITD and Bhaka Bhumi Development Co., Ltd. Consortium)

The details of the contract are as follows :-

Description of works : 5 storey buildings, Duplex houses, 2 storey houses, Town houses, in total 100,000 units, together with associated road works, piling works, power and water supply works.

Contract value : Bt 42,000 M (Including VAT)
ITD Portion = Bt 35,333.33 M

The period of work : 4 years

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11/01/2006 08:48

ITD : Signed Contracts 2 Projects

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during December 2005 the Company signed 2 contracts as follows:

Name of Project	Client	Price (Baht) (including VAT)
1.The Construction of Site Preparation Work for ATC Reformer & Aromatics Complex II Project, Rayong Province	SKEC (Thai) Limited	50.64 M

Signing date: Dec 7, 2005
Period of work: 4 months

Name of Project	Client	Price (Baht) (including VAT)
2.The Construction of I-House Laguna Garden Phase III, Bangkok	City Villa Co., Ltd.	278.00 M

Signing date: Dec 1, 2005
Period of work: 15 months

The detail of the contract works are as follows:-

1.The Construction of Site Preparation Work for ATC Reformer & Aromatics Complex II Project, Rayong Province.

Description of works:
1.Clearing and grubbing 744,000 m2
2.Fill and compaction 504,000 m3
3.Cutting earth 677,000 m3
4.Disposal 173,000 m3
5.Soil improvement 2,000 m3

2.The Construction of I-House Laguna Garden Phase III,Bangkok

Description of works: Construction of structural work and architectural work of 3x8 storey condominiums in total 810 units. The total usage area is 25,605 m2

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Detail Click to Print

23/12/2005 08:49

ITD : Signed contract with the Provincial Electricity Authority

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on December 6th,2005 the Company signed a contract with Provincial Electricity Authority to proceed with the Turnkey of Optical Fiber Cable Networks in Group 3, North-East (Khon Kaen, Nongkhai Udon Thani, Nong Bua Lam Phu,Loei,Sakon Nakhon, Pethchaboon and Nakhon Phanom Provinces) and Group 6, Upper South of Thailand (Chumphon, Ranong, Krabi, Phangnga, Trang, Nakhon Si Thammarat and Surat Thani Provinces)

The details of the contract are as follows :-

Description of works : Turnkey Project : Servey, Design, Supplies, Installation and Commissioning of Optical Fiber Cable Networks.

Contract value : Bt 394 M (Including VAT)

The period of work : 365 days.

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